**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

_____

**FORM 8-K**
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

August 29, 2006

_____

**THERMO ELECTRON CORPORATION**
(Exact Name of Registrant as Specified in its Charter)

| Delaware | 1-8002 | 04-2209186 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification Number) |

| 81 Wyman Street, P.O. Box 9046 | |
| Waltham, Massachusetts | 02454-9046 |
| (Address of Principal Executive Offices) | (Zip Code) |

(781) 622-1000
(Registrant's telephone number
including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 1.01.     Entry into a Material Definitive Agreement.

On August 29, 2006, Thermo Electron Corporation (the "Company") entered into a credit agreement relating to a five-year unsecured revolving credit facility (the "Credit Agreement") in the principal amount of up to $1 billion (the "Aggregate Commitment"), with an optional $500 million increase, among the Company, as borrower, Bank of America, N.A., as administrative agent and swing line lender, Bank of America, N.A. and Barclays Bank PLC, as L/C issuers, the several banks and other financial institutions or entities from time to time parties thereto (initially consisting of ABN-AMRO Bank NV, Deutsche Bank AG New York Branch, JPMorgan Chase Bank, N.A., The Bank of Nova Scotia, The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, Calyon New York Branch, HSBC Bank USA, National Association, KeyBank National Association, Sumitomo Mitsui Banking Corporation, Banca Intesa S.p.A., Mizuho Corporate Bank (USA), ING Capital LLC, William Street Commitment Corporation, Bank of China, New York Branch, and Nordea Bank Finland PLC), as lenders, Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and joint book managers, Barclays Bank PLC, as syndication agent, and ABN AMRO Bank, N.V., Deutsche Bank Securities, Inc., and JP Morgan Chase Bank, N.A., as documentation agents.

The effectiveness of the Credit Agreement (the "Effective Date") is conditioned on, among other things, the consummation of the merger of Trumpet Merger Corporation, a direct, wholly-owned subsidiary of the Company, with and into Fisher Scientific International Inc. (with Fisher Scientific International, Inc., in its capacity as the surviving corporation of the merger, being referred to in this Report as "Fisher"), pursuant to the Agreement and Plan of Merger, dated as of May 7, 2006, among the Company, Fisher and Trumpet Merger Corporation. If the Effective Date occurs after December 31, 2006, the Company has agreed to pay a quarterly ticking fee equal to 0.05% per annum of the Aggregate Commitment for the period from January 1, 2007 through the earlier of the Effective Date or February 28, 2007 and 0.10% per annum of the Aggregate Commitment for the period from March 1, 2007 through the earlier of the Effective Date or May 7, 2007. If the merger is not consummated by May 7, 2007, the commitment terminates.

The new credit facility may be used by the Company to refinance certain existing credit facilities of the Company and Fisher and to provide financing for working capital, capital expenditures and other general corporate purposes. Pursuant to the terms of the Credit Agreement, the Company is permitted to borrow funds from the Lenders up to the Aggregate Commitment with a $250 million sublimit for letters of credit. Amounts outstanding under the Credit Agreement bear interest at a rate equal to, at the Company's option, the British Bankers Association LIBOR rate plus a margin rate ranging from 0.19% to 0.60% based on the rating of the Company's non-credit-enhanced, senior unsecured long-term debt or the higher of the Federal Funds Rate plus 0.50% and the prime rate announced by Bank of America, N.A. Borrowings may be made in United States Dollars and specified alternative currencies. In addition, the Company has agreed to pay a quarterly facility fee ranging from 0.06% to 0.15% per annum of the Aggregate Commitment. Any outstanding loans under the Credit Agreement mature at the latest on August 29, 2011, unless extended pursuant to the terms of the Credit Agreement.

After the Effective Date, certain foreign subsidiaries of the Company may become borrowers under the Credit Agreement and each will be severally liable for the obligations under the Credit Agreement. In addition, as of the Effective Date, Fisher will unconditionally guarantee the obligations of the Company under the Credit Agreement and each of the Company and Fisher will unconditionally guarantee the obligations of such additional borrowers under the Credit Agreement.

The obligations of the Company and any additional borrower under the Credit Agreement may be accelerated upon the occurrence of an event of default under the Credit Agreement, which includes customary events of default including, without limitation, payment defaults, defaults in the performance of affirmative and negative covenants, the inaccuracy of representations or warranties, bankruptcy and insolvency related defaults, defaults relating to such matters as uninsured judgments, ERISA, and the failure to pay specified indebtedness, and a change of control default.

In addition, the Credit Agreement contains affirmative, negative and financial covenants customary for financings of this type. The negative covenants include restrictions on liens, indebtedness of subsidiaries of the Company, fundamental changes, and dispositions of property. The financial covenants include debt-to-capital ratios of the Company.

The forgoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed with this report as Exhibit 99.1 and is incorporated herein by reference.

In the ordinary course of business, certain of the lenders under the Credit Agreement and their affiliates have provided, and may in the future provide, investment banking, commercial banking, cash management, foreign exchange or other financial services to the Company for which they have received compensation and may receive compensation in the future. ABN AMRO Bank, N.V., Barclays Bank PLC, The Bank of Tokyo-Mitsubishi Trust Company, JPMorgan Chase Bank, N.A., Banca Intesa SpA, BNP Paribas, and Key Bank, N.A. are lenders under the five-year $175 million unsecured European credit facility guaranteed by the Company. Bank of America, N.A., Barclays Bank PLC, JPMorgan Chase Bank, N.A., ABN AMRO Bank, N.V., Key Bank, N.A., Banca Intesa SpA, Nordea Bank Finland PLC and The Bank of Tokyo-Mitsubishi Trust Company are lenders under the Company's five-year $250 million revolving credit facility expiring in December 2009. Barclays Bank PLC is the lender to the Company under a $150 million short-term uncommitted credit facility. JPMorgan Chase Bank, N.A. also provides the Company with an uncommitted line of credit of up to $250 million in aggregate principal amount through a series of short-term money market loans funded on an ongoing basis in the secondary market, and serves as trustee under the Indenture for the Company's 5% Senior Notes due 2015.

**Item 2.03.       Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

The information set forth in Item 1.01 above with respect to the Credit Agreement is incorporated herein in its entirety.

**Item 9.01.       Financial Statements and Exhibits.**

(d) Exhibits.

No.          Description

99.1          Credit Agreement among the Company, as borrower, Bank of America, N.A., as administrative agent and swing line lender, Bank of America, N.A. and Barclays Bank PLC, as L/C issuers, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and joint book managers, Barclays Bank PLC, as syndication agent, and ABN AMRO Bank, N.V., Deutsche Bank Securities, Inc., and JP Morgan Chase Bank, N.A., as documentation agents.

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 1st day of September, 2006.

THERMO ELECTRON CORPORATION

By:  /s/ Kenneth J. Apicerno

Name:  Kenneth J. Apicerno
Title:  Treasurer

September 1, 2006

**Exhibit 99.1**

**CREDIT AGREEMENT**

Dated as of August 29, 2006

among

**THERMO ELECTRON CORPORATION,**
as the Borrower,

**BANK OF AMERICA, N.A.,**
as Administrative Agent and Swing Line Lender

**BANK OF AMERICA, N.A.**
**and BARCLAYS BANK PLC,**
as L/C Issuers,

and

The Other Lenders Party Hereto

**BANC OF AMERICA SECURITIES LLC**
**and BARCLAYS CAPITAL,**
as Joint Lead Arrangers and Joint Book Managers

**BARCLAYS BANK PLC,**
as Syndication Agent

**ABN AMRO BANK, N.V.,**
**DEUTSCHE BANK SECURITIES, INC.,**
**and JPMORGAN CHASE BANK, N.A.,**
as Documentation Agents

**TABLE OF CONTENTS**

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**SCHEDULES**

| | |
|---|---|
| 1.01 | Mandatory Cost Formulae |
| 2.01 | Commitments and Applicable Percentages |
| 2.03 | Existing Letters of Credit |
| 2.14 | Eligible Foreign Subsidiaries |
| 5.06 | Litigation |
| 5.08 | Environmental Matters |
| 7.01(b) | Existing Liens at the Closing Date |
| 7.01(c) | Existing Liens at the Effective Date |
| 7.02(b) | Existing Indebtedness at the Closing Date |
| 7.02(c) | Existing Indebtedness at the Effective Date |
| 7.04 | Dispositions |
| 10.02 | Administrative Agent's Office; Certain Addresses for Notices |

**EXHIBITS**

***Form of***

| | |
|---|---|
| A | Committed Loan Notice |
| B | Swing Line Loan Notice |
| C | Note |
| D | Compliance Certificate |
| E | Assignment and Assumption |
| F | Company Guaranty |
| G | Subsidiary Guaranty |
| H | Designated Borrower Joinder Agreement |
| I | Designated Borrower Notice |

## CREDIT AGREEMENT

This CREDIT AGREEMENT ("Agreement") is entered into as of August 29, 2006, among THERMO ELECTRON CORPORATION, a Delaware corporation (the "Company"), each lender from time to time party hereto (collectively, the "Lenders" and individually, a "Lender"), BANK OF AMERICA, N.A., as Administrative Agent and Swing Line Lender, and BANK OF AMERICA, N.A. and BARCLAYS BANK PLC, as L/C Issuers.

## R E C I T A L S

The Company has requested that the Lenders provide a revolving credit facility, and the Lenders are willing to do so on the terms and conditions set forth herein, the proceeds of which will be used (a) to refinance the Existing Credit Agreements and (b) to provide financing for working capital, capital expenditures and other general corporate purposes of the Company and its Subsidiaries;

After the Effective Date, certain Foreign Subsidiaries of the Company may become Designated Borrowers and will each be severally liable for their Obligations hereunder, and the Company will provide a Company Guaranty with respect to each Designated Borrower's Obligations hereunder;

As of the Effective Date, Fisher Scientific International Inc., a Delaware corporation ("Fisher"), will become a wholly-owned Subsidiary of the Company and a Guarantor of the Obligations of the Company and the Designated Borrowers hereunder; and

The Borrowers may from time to time designate additional Domestic Subsidiaries to provide Subsidiary Guaranties of the Obligations of the Company and the Designated Borrowers hereunder;

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

## ARTICLE I.
## DEFINITIONS AND ACCOUNTING TERMS

**1.01    Defined Terms.  As used in this Agreement, the following terms shall have the meanings set forth below:**

"Acceptance Credit" means a commercial Letter of Credit in which the applicable L/C Issuer engages with the beneficiary of such Letter of Credit to accept a time draft.

"Acceptance Documents" means such general acceptance agreements, applications, certificates and other documents as the applicable L/C Issuer may require in connection with the creation of Bankers' Acceptances.

"Act" has the meaning specified in Section 10.17.

"Additional Commitment Lender" has the meaning specified in Section 2.15(d).

"Administrative Agent" means Bank of America in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

"Administrative Agent's Office" means, with respect to any currency, the Administrative Agent's address and, as appropriate, account as set forth on Schedule 10.02 with respect to such currency, or such other address or account with respect to such currency as the Administrative Agent may from time to time notify to the Company and the Lenders.

"Administrative Questionnaire" means an Administrative Questionnaire in a form supplied by the Administrative Agent.

5

1        "<u>Affiliate</u>" means, with respect to any Person, another Person that directly, or indirectly
2    through one or more intermediaries, Controls or is Controlled by or is under common Control
3    with the Person specified.

4        "<u>Agent Parties</u>" has the meaning specified in <u>Section 10.02(c)</u>.

5        "<u>Aggregate Commitments</u>" means the Commitments of all the Lenders.

6        "<u>Agreement</u>" has the meaning specified in the introductory paragraph hereto.

7        "<u>Agreement Currency</u>" has the meaning specified in <u>Section 10.18</u>.

8        "<u>Alternative Currency</u>" means each of Australian Dollars, Canadian Dollars, Euro,
9    Sterling, Swiss Franc, and Yen and each other currency (other than Dollars) that is approved in
10   accordance with <u>Section 1.06</u>.

11       "<u>Alternative Currency Equivalent</u>" means, at any time, with respect to any amount
12   denominated in Dollars, the equivalent amount thereof in the applicable Alternative Currency as
13   determined by the Administrative Agent or the applicable L/C Issuer, as the case may be, at such
14   time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date)
15   for the purchase of such Alternative Currency with Dollars.

16       "<u>Applicable Foreign Obligor Documents</u>" has the meaning specified in <u>Section 5.16</u>.

17       "<u>Applicable Percentage</u>" means with respect to any Lender at any time, the percentage
18   (carried out to the ninth decimal place) of the Aggregate Commitments represented by such
19   Lender's Commitment at such time. If the commitment of each Lender to make Loans and the
20   obligation of each L/C Issuer to make L/C Credit Extensions have been terminated pursuant to
21   <u>Section 8.02</u> or if the Aggregate Commitments have expired, then the Applicable Percentage of
22   each Lender shall be determined based on the Applicable Percentage of such Lender most
23   recently in effect, giving effect to any subsequent assignments. The initial Applicable
24   Percentage of each Lender is set forth opposite the name of such Lender on <u>Schedule 2.01</u> or in
25   the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as
26   applicable.

27       "<u>Applicable Rate</u>" means, from time to time, the following rate, expressed in basis points
28   per annum, corresponding to the applicable Debt Rating as set forth below:

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| Pricing Level | Debt Ratings S&P/Moody's/ Fitch | Facility Fee | Applicable Margin for Eurocurrency Rate Loans | |
|:---:|:---:|:---:|:---:|:---:|
| | | | Letter of Credit Fee | |
| 1 | Better than or equal to A-/A3/A- | 6.0 | 19.0 | |
| 2 | BBB+/Baa1/BBB+ | 8.0 | 27.0 | |
| 3 | BBB/Baa2/BBB | 9.0 | 31.0 | |
| 4 | BBB-/Baa3 /BBB- | 11.0 | 39.0 | |
| 5 | BB+/Ba1/BB+ or worse, or unrated | 15.0 | 60.0 | |

1  "Debt Rating" means, as of any date of determination, the rating as determined by
2  any two Rating Agencies (after eliminating the lowest rating as determined by the third
3  Rating Agency) (collectively, the "Debt Ratings") of the Company's non-credit-
4  enhanced, senior unsecured long-term debt; provided that (a) if the respective Debt
5  Ratings issued by the two foregoing Rating Agencies differ by one level, then the Pricing
6  Level for the lower of such Debt Ratings shall apply (with the Debt Rating for Pricing
7  Level 1 being the highest and the Debt Rating for Pricing Level 5 being the lowest); (b) if
8  the respective Debt Ratings issued by the two foregoing Rating Agencies differ by more
9  than one level, then the Pricing Level that is one Pricing Level lower than the higher of
10  such Debt Ratings shall apply; (c) if the Company has only one Debt Rating, then the
11  Pricing Level that is one level lower than that of such Debt Rating shall apply; and (d) if
12  the Company does not have any Debt Rating, Pricing Level 5 shall apply.

13  Initially, the Applicable Rate shall be determined based upon the Debt Rating effective as of the
14  Effective Date. Thereafter, each change in the Applicable Rate resulting from a publicly
15  announced change in the Debt Rating shall be effective during the period commencing on the
16  date of the public announcement thereof and ending on the date immediately preceding the
17  effective date of the next such change; provided, that if no such public announcement is made,
18  such change in the Applicable Rate shall be effective on the date the change in the Debt Rating is
19  effective.

20  "Applicable Time" means, with respect to any borrowings and payments in any
21  Alternative Currency, the local time in the place of settlement for such Alternative Currency as
22  may be determined by the Administrative Agent or the applicable L/C Issuer, as the case may be,
23  to be necessary for timely settlement on the relevant date in accordance with normal banking
24  procedures in the place of payment.

25  "Applicant Borrower" has the meaning specified in Section 2.14.

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1   "<u>Approved Fund</u>" means any Fund that is administered or managed by (a) a Lender, (b)
2 an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a
3 Lender.

4   "<u>Arrangers</u>" means Banc of America Securities LLC and Barclays Capital, in their
5 capacity as joint lead arrangers and joint book managers.

6   "<u>Assignee Group</u>" means two or more Eligible Assignees that are Affiliates of one
7 another or two or more Approved Funds managed by the same investment advisor.

8   "<u>Assignment and Assumption</u>" means an assignment and assumption entered into by a
9 Lender and an assignee (with the consent of any party whose consent is required by <u>Section</u>
10 <u>10.06(b)</u>), and accepted by the Administrative Agent, in substantially the form of <u>Exhibit E</u> or
11 any other form approved by the Administrative Agent.

12   "<u>Attorney Costs</u>" means and includes all reasonable out-of-pocket and documented fees,
13 expenses, charges and disbursements of any one law firm or external counsel (and one local
14 counsel in each affected jurisdiction to the extent reasonably necessary).

15   "<u>Audited Financial Statements</u>" means the audited consolidated balance sheet of the
16 Company and its Subsidiaries (as of December 31, 2005) for the fiscal year ended December 31,
17 2005, and the related consolidated statements of income or operations, shareholders' equity and
18 cash flows for such fiscal year of the Company and its Subsidiaries, including the notes thereto.

19   "<u>Australian Dollar</u>" means lawful money of the Commonwealth of Australia.

20   "<u>Availability Period</u>" means the period from and including the Effective Date to the
21 earliest of (a) the Maturity Date, (b) the date of termination of the Aggregate Commitments
22 pursuant to <u>Section 2.06</u>, and (c) the date of termination of the commitment of each Lender to
23 make Loans and of the obligation of each L/C Issuer to make L/C Credit Extensions pursuant to
24 <u>Section 8.02</u>.

25   "<u>Bank of America</u>" means Bank of America, N.A. and its successors.

26   "<u>Bankers' Acceptance</u>" or "<u>BA</u>" means a time draft, drawn by the beneficiary under an
27 Acceptance Credit and accepted by the Applicable L/C Issuer upon presentation of documents by
28 the beneficiary of an Acceptance Credit pursuant to <u>Section 2.03</u> hereof, in the standard form for
29 bankers' acceptances of such L/C Issuer.

30   "<u>Barclays</u>" means Barclays Bank PLC and its successors.

31   "<u>Base Rate</u>" means for any day a fluctuating rate per annum equal to the higher of (a) the
32 Federal Funds Rate plus 1/2 of 1% and (b) the rate of interest in effect for such day as publicly
33 announced from time to time by Bank of America as its "prime rate." The "prime rate" is a rate
34 set by Bank of America based upon various factors including Bank of America's costs and
35 desired return, general economic conditions and other factors, and is used as a reference point for
36 pricing some loans, which may be priced at, above, or below such announced rate. Any change

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in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

"Base Rate Committed Loan" means a Committed Loan that is a Base Rate Loan.

"Base Rate Loan" means a Loan that bears interest based on the Base Rate.  All Base Rate Loans shall be denominated in Dollars.

"Beneficiary" means, in relation to a Letter of Credit, from time to time, the initial beneficiary, a transferee beneficiary, a successor beneficiary, a nominated bank, a negotiating bank or a confirming bank with respect to such Letter of Credit, as applicable.

"Borrowers" means (a) as of the Closing Date, Company and (b) after the Closing Date, Company and any Designated Borrowers pursuant to Section 2.14.

"Borrower Materials" has the meaning specified in Section 10.02.

"Borrowing" means a Committed Borrowing or a Swing Line Borrowing, as the context may require.

"Borrowing Officer" means any Responsible Officer of the Company, the treasurer or assistant treasurer of the Company or any other individual designated in writing by a Responsible Officer of the Company (including officers of other Loan Parties).

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Administrative Agent's Office with respect to Obligations denominated in Dollars is located and:

(a) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in Dollars, any fundings, disbursements, settlements and payments in Dollars in respect of any such Eurocurrency Rate Loan, or any other dealings in Dollars to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan, means any such day on which dealings in deposits in Dollars are conducted by and between banks in the London interbank eurodollar market;

(b) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in Euro, any fundings, disbursements, settlements and payments in Euro in respect of any such Eurocurrency Rate Loan, or any other dealings in Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan, means a TARGET Day;

(c) if such day relates to any interest rate settings as to a Eurocurrency Rate Loan denominated in a currency other than Dollars or Euro, means any such day on which dealings in deposits in the relevant currency are conducted by and between banks in the London or other applicable offshore interbank market for such currency; and

(d) if such day relates to any fundings, disbursements, settlements and payments in a currency other than Dollars or Euro in respect of a Eurocurrency Rate Loan denominated in a currency other than Dollars or Euro, or any other dealings in any currency other than Dollars or Euro to be carried out pursuant to this Agreement in respect of any such Eurocurrency Rate Loan (other than any interest rate settings), means any such day on which banks are open for foreign exchange business in the principal financial center of the country of such currency.

"Canadian Dollar" means lawful money of Canada.

"Capital Lease Obligations" means, with respect to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP.

"Cash Collateralize" has the meaning specified in Section 2.03(g).

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority.

"Change of Control" means an event or series of events by which:

> (a)     any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 40% or more of the equity securities of the Company entitled to vote for members of the board of directors or equivalent governing body of the Company on a fully-diluted basis; or

> (b)     a majority of the members of the board of directors or other equivalent governing body of the Company shall cease to be composed of individuals (i) who were members of that board or equivalent governing body on the Effective Date, after giving effect to the Merger, or (ii) whose election by the board of directors of the Company, or whose nomination for election by the shareholders of the Company, was approved by a vote of at least a majority of the directors of the Company who were either directors on the Effective Date or whose election or nomination was previously so approved.

"Closing Date" means the first date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 10.01.

"Code" means the Internal Revenue Code of 1986, as amended.

"Commitment" means, as to each Lender, its obligation to (a) make Committed Loans to the Borrowers pursuant to Section 2.01, (b) purchase participations in L/C Obligations, and (c) purchase participations in Swing Line Loans, in an aggregate principal amount at any one time

SF1:636860

outstanding not to exceed the Dollar amount set forth opposite such Lender's name on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement.

"Committed Borrowing" means a borrowing consisting of simultaneous Committed Loans of the same Type, in the same currency and, in the case of Eurocurrency Rate Loans, having the same Interest Period made by each of the Lenders pursuant to Section 2.01.

"Committed Loan" has the meaning specified in Section 2.01.

"Committed Loan Notice" means a notice of (a) a Committed Borrowing, (b) a conversion of Committed Loans from one Type to the other, or (c) a continuation of Eurocurrency Rate Loans, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A.

"Company" has the meaning specified in the introductory paragraph hereto.

"Company Guaranty" means the Company Guaranty made by the Company in favor of the Administrative Agent and the Lenders, substantially in the form of Exhibit F.

"Compliance Certificate" means a certificate substantially in the form of Exhibit D.

"Consolidated EBITDA" means, for any period, for the Company and its Subsidiaries on a consolidated basis, an amount equal to Consolidated Net Income for such period plus (a) the following without duplication and to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense, (ii) interest expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Loans), (iii) depreciation and amortization expense, (iv) amortization of intangibles and organization costs, (v) any extraordinary, unusual or non-recurring non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, non-cash losses on sales of assets outside of the ordinary course of business), (vi) any extraordinary, unusual or non-recurring cash expenses or losses to the extent that they do not exceed, in the aggregate, $75,000,000 during such period, (vii) stock-based compensation expense, and (viii) cash charges related to the Merger, including related integration costs of the Company and its Subsidiaries, in an aggregate amount not to exceed $200,000,000, and minus (b) the following to the extent included in calculating such Consolidated Net Income: (i) interest income, (ii) any extraordinary, unusual or non-recurring non-cash income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, non-cash gains on the sales of assets outside of the ordinary course of business), (iii) any extraordinary, unusual or non-recurring cash income or gains to the extent they exceed, in the aggregate, $75,000,000 during such period, and (iv) income tax credits (to the extent not netted from income tax expense).

"Consolidated Leverage Ratio" means, as of any date of determination, the ratio of (a) all Indebtedness of the Company and its Subsidiaries as of such date to (b) Consolidated EBITDA for the period of the four fiscal quarters most recently ended; provided, however, that

11

Consolidated EBITDA shall be calculated on a Pro Forma Basis to give effect to (i) the Merger or (ii) any acquisition or sale of a Subsidiary or operating division thereof, in each case, for more than $50,000,000.

"Consolidated Net Income" means, for any period, for the Company and its Subsidiaries, the net income (or loss) of the Company and its Subsidiaries, determined on a consolidated basis and in accordance with GAAP.

"Consolidated Total Tangible Assets" means, as of any date of determination, the total assets of the Company and its Subsidiaries on a consolidated basis, as determined in accordance with GAAP, but excluding Intangible Assets.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Credit Extension" means each of the following: (a) a Borrowing and (b) an L/C Credit Extension.

"Debt Rating" has the meaning specified in the definition of "Applicable Rate."

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Default" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means (a) when used with respect to Obligations other than Letter of Credit Fees, an interest rate equal to (i) the Base Rate plus (ii) the Applicable Rate, if any, applicable to Base Rate Loans plus (iii) 2% per annum; provided, however, that with respect to a Eurocurrency Rate Loan, the Default Rate shall be an interest rate equal to the interest rate (including any Applicable Rate and any Mandatory Cost) otherwise applicable to such Loan plus 2% per annum, and (b) when used with respect to Letter of Credit Fees, a rate equal to the Applicable Rate plus 2% per annum.

"Defaulting Lender" means any Lender that (a) has failed to fund any portion of the Committed Loans, participations in L/C Obligations or participations in Swing Line Loans required to be funded by it hereunder within one Business Day of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder

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within one Business Day of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, or (c) has been deemed insolvent or become the subject of a bankruptcy or insolvency proceeding.

"Designated Borrower" has the meaning specified in Section 2.14.

"Designated Borrower Notice" has the meaning specified in Section 2.14.

"Designated Borrower Joinder Agreement" has the meaning specified in Section 2.14.

"Designated Borrower Sublimit" means, with respect to any Designated Borrower, an amount equal to the sum of the Commitments of all Lenders able to lend to such Designated Borrower. Each Designated Borrower Sublimit is part of, and not in addition to, the Aggregate Commitments.

"Designated Lenders" has the meaning specified in Section 2.14.

"Disposition" or "Dispose" means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"Dollar" and "$" means lawful money of the United States.

"Dollar Equivalent" means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any Alternative Currency, the equivalent amount thereof in Dollars as determined by the Administrative Agent or an L/C Issuer, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such Alternative Currency.

"Domestic Subsidiary" means any Subsidiary that is organized under the laws of any political subdivision of the United States.

"Effective Date" means the first date all the conditions precedent in Section 4.02 are satisfied or waived in accordance with Section 10.01.

"Eligible Assignee" means any Person that meets the requirements to be an assignee under Sections 10.06(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 10.06(b)(iii)).

"Eligible Foreign Subsidiary" means each of the Foreign Subsidiaries of Company organized under the laws of one of the jurisdictions set forth on Schedule 2.14 hereto.

"EMU Legislation" means the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

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"Environmental Laws" means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, licenses or legally binding governmental restrictions relating to pollution and the protection of the environment or the release of any materials into the environment, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Company within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by the Company or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Company or any ERISA Affiliate from a Multiemployer Plan or notification that a Multiemployer Plan is in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; or (f) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Company or any ERISA Affiliate.

"Euro" and "€" mean the lawful currency of the Participating Member States introduced in accordance with the EMU Legislation.

"Eurocurrency Rate" means, for any Interest Period with respect to a Eurocurrency Rate Loan, the rate per annum equal to the British Bankers Association LIBOR Rate ("BBA LIBOR"), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for deposits in the relevant currency (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the "Eurocurrency Rate" for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in the relevant currency for delivery on the first day of such Interest Period in Same Day Funds in the approximate amount of the Eurocurrency Rate Loan being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of America's London Branch (or other Bank of America branch or Affiliate) to major banks in the London or other offshore interbank market for such currency at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

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"Eurocurrency Rate Loan" means a Committed Loan that bears interest at a rate based on the Eurocurrency Rate. Eurocurrency Rate Loans may be denominated in Dollars or in an Alternative Currency. All Committed Loans denominated in an Alternative Currency must be Eurocurrency Rate Loans.

"Event of Default" has the meaning specified in Section 8.01.

"Exchange Act" means the Securities Exchange Act of 1934.

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender, any L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of any Borrower hereunder, (a) taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized, in which its principal office is located, or as a result of a present or former connection between the Administrative Agent, any Lender or the L/C Issuer and the jurisdiction imposing such tax or any political subdivision or taxing authority thereof (other than a jurisdiction in which such recipient would not have been treated as doing business but for and solely as a result of its execution and delivery of any Loan Document or its exercise of its rights or performance of its obligations thereunder or otherwise as a result of its participation (or the participation of an entity in which it owns a beneficial interest) in the transactions contemplated by the Loan Documents) or, in the case of any Lender, in which it application Lending Office is located, (b) any branch profits taxes imposed by the United States or any similar tax imposed by any other jurisdiction in which such Borrower is located and (c) except as provided in the following sentence, in the case of a Lender (other than an assignee pursuant to a request by the Company under Section 10.13), any withholding tax that is imposed on amounts payable to such Lender at the time such Lender becomes a party hereto (or designates a new Lending Office) or is attributable to such Lender's failure or inability (in the case of an inability, other than solely as a result of a Change in Law) to comply with Section 3.01(e), except to the extent that such Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from the applicable Borrower with respect to such withholding tax pursuant to Section 3.01(a). Notwithstanding anything to the contrary contained in this definition, "Excluded Taxes" shall not include any withholding tax imposed at any time on payments made by or on behalf of a Foreign Obligor to any Lender hereunder or under any other Loan Document; provided, that such Lender shall have complied with the last paragraph of Section 3.01(e).

"Existing Credit Agreements" means, collectively, (a) that certain Credit Agreement dated as of August 2, 2004 among Fisher, Bank of America, as administrative agent, and the lenders party thereto; (b) that certain Five-Year Credit Agreement dated as of December 17, 2004 among Company, Barclays, as administrative agent, and the lenders party thereto; and (c) that certain Five-Year Credit Agreement dated as of June 30, 2005 among Thermo Luxembourg Holding S.A.R.L., Thermo Finance Company B.V., the additional borrowers thereto, the Company, the lenders party thereto, and ABN Amro Bank N.V., as administrative agent.

"Existing Letters of Credit" means those letters of credit issued prior to the Effective Date for the account of Company or Fisher or any of their respective Subsidiaries and identified on Schedule 2.03.

SF1:636860

1    "Existing Maturity Date" has the meaning specified in Section 2.15(a).

2    "Extending Lender" has the meaning specified in Section 2.15(e).

3    "Extension Date" has the meaning specified in Section 2.15(a).

4    "Federal Funds Rate" means, for any day, the rate per annum equal to the weighted
5    average of the rates on overnight Federal funds transactions with members of the Federal
6    Reserve System arranged by Federal funds brokers on such day, as published by the Federal
7    Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if
8    such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such
9    transactions on the next preceding Business Day as so published on the next succeeding Business
10   Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal
11   Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole
12   multiple of 1/100 of 1%) charged to Bank of America on such day on such transactions as
13   determined by the Administrative Agent.

14   "Fee Letters" means, collectively, (a) the letter agreement, dated July 26, 2006, among
15   the Company and the Administrative Agent and (b) the letter agreement, dated July 26, 2006,
16   among the Company, Barclays and Barclays Capital.

17   "First Extension Date" has the meaning specified in Section 2.15(a).

18   "Fisher" has the meaning specified in the recitals hereto.

19   "Fitch" means Fitch Ratings and its successors.

20   "Foreign Lender" means, with respect to any Borrower, any Lender that is organized
21   under the laws of, or its applicable Lending Office is located in, a jurisdiction other than that in
22   which such Borrower is located.  For purposes of this definition, the United States, each state
23   thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

24   "Foreign Obligor" means a Loan Party that is a Foreign Subsidiary.

25   "Foreign Subsidiary" means any Subsidiary that is organized under the laws of a
26   jurisdiction other than the United States, a State thereof or the District of Columbia.

27   "FRB" means the Board of Governors of the Federal Reserve System of the United
28   States.

29   "Fund" means any Person (other than a natural person) that is (or will be) engaged in
30   making, purchasing, holding or otherwise investing in commercial loans and similar extensions
31   of credit in the ordinary course of its business.

32   "GAAP" means generally accepted accounting principles in the United States set forth in
33   the opinions and pronouncements of the Accounting Principles Board and the American Institute
34   of Certified Public Accountants and statements and pronouncements of the Financial Accounting
35   Standards Board or such other principles as may be approved by a significant segment of the

SF1:636860

accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

"Governmental Authority" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Granting Lender" has the meaning specified in Section 10.06(h).

"Guarantee" means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part) or (b) any Lien on any assets of such Person securing any Indebtedness of any other Person, whether or not such Indebtedness is assumed by such Person. The amount of any Guarantee of any guaranteeing person shall be deemed to be the lower of (1) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made and (2) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee shall be such guaranteeing person's maximum reasonably anticipated liability in respect thereof as determined by the Company in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Honor Date" has the meaning specified in Section 2.03(c)(i).

"Increase Effective Date" has the meaning specified in Section 2.16(d).

"Indebtedness" of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (excluding accounts payable and accrued expenses), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or

17

sale of such property), (e) all Capital Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of bankers' acceptances, (g) all reimbursement obligations of such Person in respect of drawings or payments made under letters of credit, surety or performance bonds or other similar arrangements that are not satisfied within three Business Days following the date of receipt by such Person of notice of such drawing or payment, (h) the liquidation value of all mandatorily redeemable preferred capital stock of such Person, (i) all Guarantees of such Person in respect of obligations of the kind referred to in clauses (a) through (f) and (h) above, (j) all obligations of the kind referred to in clauses (a) thought (i) above secured by any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation, and (k) for the purposes of Section 8.01(e) only, all obligations of such Person in respect of Swap Contracts. It is understood that obligations in respect of a Permitted Receivables Securitization shall not constitute Indebtedness. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person's ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Indemnitee" has the meaning specified in Section 10.04(b).

"Information" has the meaning specified in Section 10.07.

"Intangible Assets" means assets that are considered to be intangible assets under GAAP, including customer lists, goodwill, computer software, copyrights, trade names, trademarks, patents, franchises, licenses, unamortized deferred charges, unamortized debt discount and capitalized research and development costs.

"Interest Payment Date" means, (a) as to any Loan other than a Base Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date; provided, however, that if any Interest Period for a Eurocurrency Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan (including a Swing Line Loan), the last Business Day of each March, June, September and December and the Maturity Date.

"Interest Period" means, as to each Eurocurrency Rate Loan, the period commencing on the date such Eurocurrency Rate Loan is disbursed or converted to or continued as a Eurocurrency Rate Loan and ending on the date one week or one, two, three or six months thereafter, as selected by the Company in its Committed Loan Notice; provided that:

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(i)     any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(ii)    any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(iii)   no Interest Period shall extend beyond the Maturity Date.

"Internal Control Event" means a material weakness in, or fraud that involves management or other employees who have a significant role in, the Company's internal controls over financial reporting, in each case as described in the Securities Laws.

"IRS" means the United States Internal Revenue Service.

"ISP" means, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

"Issuer Documents" means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by the applicable L/C Issuer and the Company (or any Subsidiary) or in favor of the applicable L/C Issuer and relating to such Letter of Credit.

"Judgment Currency" has the meaning specified in Section 10.18.

"Laws" means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"L/C Advance" means, with respect to each Lender, such Lender's funding of its participation in any L/C Borrowing in accordance with its Applicable Percentage. All L/C Advances shall be denominated in Dollars.

"L/C Borrowing" means an extension of credit resulting from (i) a drawing under any Letter of Credit (other than an Acceptance Credit) or (ii) a payment of a Bankers' Acceptance upon presentation, in each case which has not been reimbursed on the date when made or refinanced as a Committed Borrowing. All L/C Borrowings shall be denominated in Dollars.

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"L/C Credit Extension" means, with respect to any Letter of Credit or Bankers' Acceptance, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

"L/C Issuer" means (i) Bank of America or Barclays, each in its capacity as issuer of Letters of Credit and Bankers' Acceptances hereunder, or (ii) any six other Lenders designated by the Company from time to time who agree to act in the capacity as issuer of Letters of Credit and Bankers' Acceptances hereunder.

"L/C Obligations" means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus sum of the maximum aggregate amount which is, or at any time thereafter may become, payable by the L/C Issuers under all then outstanding Bankers' Acceptances, plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings.  For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.09.  For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"Lender" has the meaning specified in the introductory paragraph hereto and, as the context requires, includes the Swing Line Lender.

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such in such Lender's Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Company and the Administrative Agent.

"Letter of Credit" means (i) any letter of credit issued  hereunder and (ii) each of the Existing Letters of Credit.  A Letter of Credit may be a commercial letter of credit or a standby letter of credit.  Letters of Credit may be issued in Dollars or in an Alternative Currency.

"Letter of Credit Application" means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by  the applicable L/C Issuer and, in the case of any Acceptance Credit, shall include the related Acceptance Documents.

"Letter of Credit Expiration Date" means the day that is seven days prior to the Maturity Date then in effect (or, if such day is not a Business Day, the next preceding Business Day).

"Letter of Credit Fee" has the meaning specified in Section 2.03(i).

"Letter of Credit Sublimit" means an amount equal to $250,000,000.  The Letter of Credit Sublimit is part of, and not in addition to, the Aggregate Commitments.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or other security interest or similar preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other

20

encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing).

"Loan" means an extension of credit by a Lender to a Borrower under Article II in the form of a Committed Loan or a Swing Line Loan.

"Loan Documents" means this Agreement, each Designated Borrower Joinder Agreement, each Note, each Issuer Document, the Fee Letters, the Company Guaranty and the Subsidiary Guaranty.

"Loan Parties" means, collectively, the Company, each Subsidiary Guarantor and each Designated Borrower.

"Mandatory Auto-Extension Letter of Credit" has the meaning specified in Section 2.03(b)(iii).

"Mandatory Auto-Extension Letter of Credit Sublimit" means an amount equal to $20,000,000.  The Mandatory Auto-Extension Letter of Credit Sublimit is part of, and not in addition to, the Letter of Credit Sublimit.

"Mandatory Cost" means, with respect to any period, the percentage rate per annum determined in accordance with Schedule 1.01.

"Margin Stock" has the meaning set forth in Regulation U issued by the FRB.

"Master Agreement" has the meaning specified in the definition of Swap Contract.

"Material Adverse Effect" means (a) a material adverse effect upon, the business, assets, liabilities (actual or contingent), operations or financial condition of the Company and its Subsidiaries taken as a whole; or (b) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.

"Material Subsidiary" means, as of any date of determination, any Subsidiary of the Company (a) whose revenues are greater than 5% of the consolidated revenues of the Company and its Subsidiaries for the most recent fiscal year of the Company or (b) the book value of whose assets is greater than 5% of the book value of the total consolidated assets of the Company and its Subsidiaries in accordance with GAAP.

"Maturity Date" means the later of (a) August 29, 2011, and (b) if maturity is extended pursuant to Section 2.15, such extended maturity date as determined pursuant to such Section; provided, however, that, in each case, if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day.

"Maximum Rate" has the meaning specified in Section 10.09.

"Merger" means the merger of Trumpet with and into Fisher, in accordance with the terms of the Merger Agreement and the Certificate of Merger, with Fisher being the surviving corporation.

1　　　"Merger Agreement" means that certain Agreement and Plan of Merger by and among
2　Fisher, Company and Trumpet dated as of May 7, 2006 in the form delivered to the
3　Administrative Agent and Lenders prior to their execution of this Agreement.

4　　　"Moody's" means Moody's Investors Service, Inc. and any successor thereto.

5　　　"Multiemployer Plan" means any employee benefit plan of the type described in
6　Section 4001(a)(3) of ERISA, to which the Company or any ERISA Affiliate makes or is
7　obligated to make contributions, or during the preceding five plan years, has made or been
8　obligated to make contributions.

9　　　"Non-Consenting Lender" has the meaning specified in Section 10.13.

10　　　"Non-Extending Lender" has the meaning specified in Section 2.15(b).

11　　　"Non-Extension Notice Date" has the meaning specified in Section 2.03(b)(iii).

12　　　"Non-Participating Lender" has the meaning specified in Section 2.14(a).

13　　　 "Note" means a promissory note made by a Borrower in favor of a Lender evidencing
14　Loans made by such Lender to such Borrower, substantially in the form of Exhibit C.

15　　　"Notice Date" has the meaning specified in Section 2.15(b).

16　　　"Obligations" means all advances to, and debts, liabilities, obligations, covenants and
17　duties of, any Loan Party arising under any Loan Document or otherwise with respect to any
18　Loan, Letter of Credit or Bankers' Acceptance, whether direct or indirect (including those
19　acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter
20　arising and including interest and fees that accrue after the commencement by or against any
21　Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming
22　such Person as the debtor in such proceeding, regardless of whether such interest and fees are
23　allowed claims in such proceeding.

24　　　"Organization Documents" means, (a) with respect to any corporation, the certificate or
25　articles of incorporation and the bylaws (or equivalent or comparable constitutive documents
26　with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the
27　certificate or articles of formation or organization and operating agreement; and (c) with respect
28　to any partnership, joint venture, trust or other form of business entity, the partnership, joint
29　venture or other applicable agreement of formation or organization and any agreement,
30　instrument, filing or notice with respect thereto filed in connection with its formation or
31　organization with the applicable Governmental Authority in the jurisdiction of its formation or
32　organization and, if applicable, any certificate or articles of formation or organization of such
33　entity.

34　　　"Other Taxes" means all present or future recording, stamp or documentary taxes or any
35　other excise, transfer, sales or property taxes, charges or similar levies arising from any payment
36　made hereunder or under any other Loan Document or from the execution, delivery or
37　enforcement of, or otherwise with respect to, this Agreement or any other Loan Document,

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excluding (other than an assignment pursuant to a request by the Company under Section 10.13), in each case, such amounts that result from an Assignment and Assumption, grant of a Participation, transfer or designation of a new applicable Lending Office or other office for receiving payments under any Loan Document.

"Outstanding Amount" means (i) with respect to Committed Loans on any date, the Dollar Equivalent amount of the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of such Committed Loans occurring on such date; (ii) with respect to Swing Line Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of such Swing Line Loans occurring on such date; and (iii) with respect to any L/C Obligations on any date, the Dollar Equivalent amount of the aggregate outstanding amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by the Company of amounts paid under Bankers' Acceptances or of Unreimbursed Amounts.

"Overnight Rate" means, for any day, (a) with respect to any amount denominated in Dollars, the greater of (i) the Federal Funds Rate and (ii) an overnight rate determined by the Administrative Agent, an L/C Issuer, or the Swing Line Lender, as the case may be, in accordance with banking industry rules on interbank compensation, and (b) with respect to any amount denominated in an Alternative Currency, the rate of interest per annum at which overnight deposits in the applicable Alternative Currency, in an amount approximately equal to the amount with respect to which such rate is being determined, would be offered for such day by a branch or Affiliate of Bank of America in the applicable offshore interbank market for such currency to major banks in such interbank market.

"Participant" has the meaning specified in Section 10.06(d).

"Participating Lender" has the meaning specified in Section 2.14(a).

"Participating Member State" means each state so described in any EMU Legislation.

"PBGC" means the Pension Benefit Guaranty Corporation.

"Pension Plan" means any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by the Company or any ERISA Affiliate or to which the Company or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

"Permitted Auto-Extension Letter of Credit" has the meaning specified in Section 2.03(b)(iii).

"Permitted Receivables Securitization" means any Receivables Securitization Transaction, provided that the aggregate amount of the financing represented by such transactions at any one time outstanding does not exceed $400,000,000.

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"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by the Company or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

"Platform" has the meaning specified in Section 10.02(c).

"Pro Forma Basis" means, with respect to compliance with any covenant hereunder, compliance with such covenant after giving effect to the Merger, any acquisition, any asset sale of a Subsidiary or operating entity for which historical financial statements for the relevant period are available or any incurrence of Indebtedness (including pro forma adjustments arising out of events which are directly attributable to the Merger, acquisition, asset sale or any incurrence of Indebtedness, are factually supportable and are expected to have a continuing impact, in each case as determined on a basis consistent with Article 11 of Regulation S-X of the Securities Act, as interpreted by the SEC, and such other adjustments as are reasonably satisfactory to the Administrative Agent, in each case as certified by the chief financial officer of the Company) using, for purposes of determining such compliance, the historical financial statements of all entities or assets so acquired or sold and the consolidated financial statements of the Company and its Subsidiaries, which shall be reformulated as if such acquisition or asset sale, and all other acquisitions or asset sales that have been consummated during the period, and any Indebtedness or other liabilities to be incurred or repaid in connection therewith had been consummated and incurred or repaid at the beginning of such period.

"Rating Agency" means any of S&P, Moody's or Fitch.

"Receivables" means accounts receivable of the Company or any of its Subsidiaries (including any thereof constituting or evidenced by chattel paper, instruments or general intangibles), and all proceeds thereof and rights (contractual and other) and collateral related thereto.

"Receivables Securitization Transaction" means, with respect to the Company or any of its Subsidiaries, the transfer of Receivables by any such Person to a trust, partnership, corporation or other entity in a transaction in which (a) the transferred Receivables, after giving effect to such transaction, are not, in accordance with GAAP, treated as assets on the books of the Company and its Subsidiaries and (b) the liabilities of the transferee trust, partnership, corporation or other entity, after giving effect to such transaction, are not, in accordance with GAAP, treated as liabilities on the books of the Company and its Subsidiaries.

"Register" has the meaning specified in Section 10.06(c).

"Registered Public Accounting Firm" has the meaning specified in the Securities Laws and shall be independent of the Company as prescribed by the Securities Laws.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

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"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.

"Request for Credit Extension" means (a) with respect to a Borrowing, conversion or continuation of Committed Loans, a Committed Loan Notice, (b) with respect to an L/C Credit Extension, a Letter of Credit Application, and (c) with respect to a Swing Line Loan, a Swing Line Loan Notice.

"Required Lenders" means, as of any date of determination, Lenders having more than 50% of the Aggregate Commitments or, if the commitment of each Lender to make Loans and the obligation of each L/C Issuer to make L/C Credit Extensions have been terminated pursuant to Section 8.02, Lenders holding in the aggregate more than 50% of the Total Outstandings (with the aggregate amount of each Lender's risk participation and funded participation in L/C Obligations and Swing Line Loans being deemed "held" by such Lender for purposes of this definition); provided that the Commitment of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

"Responsible Officer" means, with respect to any Person, the chief executive officer, president or chief financial officer of such Person. Any document delivered hereunder that is signed by a Responsible Officer of such Person shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Person and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Person.

"Restricted Margin Stock" means, Margin Stock owned by the Company or any of its Subsidiaries which represents not more than 25% of the aggregate value (determined in accordance with Regulation U), on a consolidated basis, of the property and assets of the Company and its Subsidiaries (including any Margin Stock) that is subject to the provisions of Sections 7.01 and 7.04.

"Revaluation Date" means (a) with respect to any Loan, each of the following: (i) each date of a Borrowing of a Eurocurrency Rate Loan denominated in an Alternative Currency, (ii) each date of a continuation of a Eurocurrency Rate Loan denominated in an Alternative Currency pursuant to Section 2.02, and (iii) such additional dates as the Administrative Agent shall determine or the Required Lenders shall require; and (b) with respect to any Letter of Credit, each of the following: (i) each date of issuance of a Letter of Credit denominated in an Alternative Currency, (ii) each date of an amendment of any such Letter of Credit having the effect of increasing the amount thereof (solely with respect to the increased amount), (iii) each date of any payment by the applicable L/C Issuer under any Letter of Credit denominated in an Alternative Currency, and (iv) such additional dates as the Administrative Agent or the applicable L/C Issuer shall determine or the Required Lenders shall require.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. and any successor thereto.

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"Same Day Funds" means (a) with respect to disbursements and payments in Dollars, immediately available funds, and (b) with respect to disbursements and payments in an Alternative Currency, same day or other funds as may be determined by the Administrative Agent or the applicable L/C Issuer, as the case may be, to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Alternative Currency.

"Sarbanes-Oxley" means the Sarbanes-Oxley Act of 2002.

"SEC" means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

"Second Extension Date" has the meaning specified in Section 2.15(a).

"Securities Act" means the Securities Act of 1933.

"Securities Laws" means the Securities Act, the Exchange Act, Sarbanes-Oxley and the applicable accounting and auditing principles, rules, standards and practices promulgated, approved or incorporated by the SEC.

"SPC" has the meaning specified in Section 10.06(h).

"Special Notice Currency" means at any time an Alternative Currency, other than (a) the currency of a country that is a member of the Organization for Economic Cooperation and Development at such time located in North America or Europe or (b) Yen.

"Spot Rate" for a currency means the rate determined by the Administrative Agent or an L/C Issuer, as applicable, to be the rate quoted by the Administrative Agent or the L/C Issuer, as the case may be, as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent or an L/C Issuer may obtain such spot rate from another financial institution designated by the Administrative Agent or such L/C Issuer if the Administrative Agent or such L/C Issuer, as the case may be, does not have as of the date of determination a spot buying rate for any such currency; provided further, that such L/C Issuer may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in an Alternative Currency.

"Sterling" and "£" mean the lawful currency of the United Kingdom.

"Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity which is consolidated with such Person under GAAP. Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of the Company.

"Subsidiary Guarantors" means (a) as of the Effective Date, Fisher and (b) thereafter, collectively, Fisher and any additional Subsidiaries of the Company executing the Subsidiary Guaranty pursuant to Section 2.17.

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"Subsidiary Guaranty" means the Subsidiary Guaranty made by the Subsidiary Guarantor(s) in favor of the Administrative Agent and the Lenders, substantially in the form of Exhibit G.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement relating to any of the foregoing (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

"Swing Line" means the revolving credit facility made available by the Swing Line Lender pursuant to Section 2.04.

"Swing Line Borrowing" means a borrowing of a Swing Line Loan pursuant to Section 2.04.

"Swing Line Lender" means Bank of America in its capacity as provider of Swing Line Loans, or any successor swing line lender hereunder.

"Swing Line Loan" has the meaning specified in Section 2.04(a).

"Swing Line Loan Notice" means a notice of a Swing Line Borrowing pursuant to Section 2.04(b), which, if in writing, shall be substantially in the form of Exhibit B.

"Swing Line Sublimit" means an amount equal to $200,000,000. The Swing Line Sublimit is part of, and not in addition to, the Aggregate Commitments.

"Swiss Franc" means lawful money of the Swiss Confederation.

"TARGET Day" means any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer (TARGET) payment system (or, if such payment system ceases to be operative, such other payment system (if any) determined by the Administrative Agent to be a suitable replacement) is open for the settlement of payments in Euro.

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Threshold Amount" means $75,000,000.

"Threshold Indebtedness" has the meaning specified in Section 8.01(e).

"Total Outstandings" means the aggregate Outstanding Amount of all Loans and all L/C Obligations.

"Trumpet" means Trumpet Merger Corporation, a Delaware corporation.

"Type" means, with respect to a Committed Loan, its character as a Base Rate Loan or a Eurocurrency Rate Loan.

"Unfunded Pension Liability" means the excess of a Pension Plan's benefit liabilities under Section 4001(a)(16) of ERISA, over the current value of that Pension Plan's assets, determined in accordance with the assumptions used for funding the Pension Plan pursuant to Section 412 of the Code for the applicable plan year.

"United States" and "U.S." mean the United States of America.

"Unreimbursed Amount" has the meaning specified in Section 2.03(c)(i).

"Unrestricted Margin Stock" means any Margin Stock owned by the Company or any of its Subsidiaries which is not Restricted Margin Stock.

"Yen" and "¥" mean the lawful currency of Japan.

**1.02     Other Interpretive Provisions.** With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)     The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any

28

Person shall be construed to include such Person's successors and assigns, (iii) the words "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)     In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including;" the words "to" and "until" each mean "to but excluding;" and the word "through" means "to and including."

(c)     Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

**1.03   Accounting Terms.**

(a)     <u>Generally</u>.  All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, <u>except</u> as otherwise specifically prescribed herein.

(b)     <u>Changes in GAAP</u>.  If at any time any material change in GAAP would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Company or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Company shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP (subject to the approval of the Required Lenders); <u>provided</u> <u>that</u>, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein and (ii) the Company shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP.

**1.04   Rounding.**  Any financial ratios required to be maintained by the Company pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1        **1.05**     **Exchange Rates; Currency Equivalents**.

2           (a)      The Administrative Agent or the applicable L/C Issuer, as applicable, shall
3 determine the Spot Rates as of each Revaluation Date to be used for calculating Dollar
4 Equivalent amounts of Credit Extensions and Outstanding Amounts denominated in Alternative
5 Currencies. Such Spot Rates shall become effective as of such Revaluation Date and shall be the
6 Spot Rates employed in converting any amounts between the applicable currencies until the next
7 Revaluation Date to occur. Except for purposes of financial statements delivered by Loan
8 Parties hereunder or calculating financial covenants hereunder or except as otherwise provided
9 herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan
10 Documents shall be such Dollar Equivalent amount as so determined by the Administrative
11 Agent or an L/C Issuer, as applicable.

12           (b)      Wherever in this Agreement in connection with a Committed Borrowing,
13 conversion, continuation or prepayment of a Eurocurrency Rate Loan or the issuance,
14 amendment or extension of a Letter of Credit, an amount, such as a required minimum or
15 multiple amount, is expressed in Dollars, but such Committed Borrowing, Eurocurrency Rate
16 Loan or Letter of Credit is denominated in an Alternative Currency, such amount shall be the
17 relevant Alternative Currency Equivalent of such Dollar amount (rounded to the nearest unit of
18 such Alternative Currency, with 0.5 of a unit being rounded upward), as determined by the
19 Administrative Agent or an L/C Issuer, as the case may be.

20        **1.06**     **Additional Alternative Currencies**.

21           (a)      The Company may from time to time request that Eurocurrency Rate Loans be
22 made and/or Letters of Credit be issued in a currency other than those specifically listed in the
23 definition of "Alternative Currency;" provided that such requested currency is a lawful currency
24 (other than Dollars) that is readily available and freely transferable and convertible into Dollars.
25 In the case of any such request with respect to the making of Eurocurrency Rate Loans, such
26 request shall be subject to the approval of the Administrative Agent and the Lenders; and in the
27 case of any such request with respect to the issuance of Letters of Credit, such request shall be
28 subject to the approval of the Administrative Agent and each L/C Issuer.

29           (b)      Any such request shall be made to the Administrative Agent not later than 11:00
30 a.m., 20 Business Days prior to the date of the desired Credit Extension (or such other time or
31 date as may be agreed by the Administrative Agent and, in the case of any such request
32 pertaining to Letters of Credit, the applicable L/C Issuer, in its or their sole discretion). In the
33 case of any such request pertaining to Eurocurrency Rate Loans, the Administrative Agent shall
34 promptly notify each Lender thereof; and in the case of any such request pertaining to Letters of
35 Credit, the Administrative Agent shall promptly notify the applicable L/C Issuer thereof. Each
36 Lender (in the case of any such request pertaining to Eurocurrency Rate Loans) or the applicable
37 L/C Issuer (in the case of a request pertaining to Letters of Credit) shall notify the Administrative
38 Agent, not later than 11:00 a.m., ten Business Days after receipt of such request whether it
39 consents, in its sole discretion, to the making of Eurocurrency Rate Loans or the issuance of
40 Letters of Credit, as the case may be, in such requested currency.

SF1:636860

(c)     Any failure by a Lender or an L/C Issuer, as the case may be, to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Lender or such L/C Issuer, as the case may be, to permit Eurocurrency Rate Loans to be made or Letters of Credit to be issued in such requested currency.  If the Administrative Agent and all the Lenders consent to making Eurocurrency Rate Loans in such requested currency, the Administrative Agent shall so notify the Company and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Committed Borrowings of Eurocurrency Rate Loans; and if the Administrative Agent and the L/C Issuers consent to the issuance of Letters of Credit in such requested currency, the Administrative Agent shall so notify the Company and such currency shall thereupon be deemed for all purposes to be an Alternative Currency hereunder for purposes of any Letter of Credit issuances. If the Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.06, the Administrative Agent shall promptly so notify the Company.

**1.07   Change of Currency**.

(a)     Each obligation of the Borrowers to make a payment denominated in the national currency unit of any member state of the European Union that adopts the Euro as its lawful currency after the date hereof shall be redenominated into Euro at the time of such adoption (in accordance with the EMU Legislation).  If, in relation to the currency of any such member state, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any Committed Borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Committed Borrowing, at the end of the then current Interest Period.

(b)     Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect the adoption of the Euro by any member state of the European Union and any relevant market conventions or practices relating to the Euro.

(c)     Each provision of this Agreement also shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect a change in currency of any other country and any relevant market conventions or practices relating to the change in currency.

**1.08   Times of Day.**  Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

**1.09   Letter of Credit Amounts.**  Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the Dollar Equivalent of the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the Dollar Equivalent of the maximum stated amount of such Letter of Credit

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after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

## ARTICLE II.
## THE COMMITMENTS AND CREDIT EXTENSIONS

**2.01    Committed Loans.**  Subject to the terms and conditions set forth herein, each Lender severally agrees to make loans (each such loan, a "Committed Loan") to the Borrowers in Dollars or in one or more Alternative Currencies from time to time, on any Business Day during the Availability Period, in an aggregate amount not to exceed at any time outstanding the amount of such Lender's Commitment; provided, however, that after giving effect to any Committed Borrowing, (i) the Total Outstandings shall not exceed the Aggregate Commitments, (ii) the aggregate Outstanding Amount of the Committed Loans of any Lender, plus such Lender's Applicable Percentage of the Outstanding Amount of all L/C Obligations, plus such Lender's Applicable Percentage of the Outstanding Amount of all Swing Line Loans shall not exceed such Lender's Commitment, and (iii) the aggregate Outstanding Amount of all Committed Loans made to any Designated Borrower shall not exceed the Designated Borrowers Sublimit applicable to such Designated Borrower.  Within the limits of each Lender's Commitment, and subject to the other terms and conditions hereof, the Borrowers may borrow under this Section 2.01, prepay under Section 2.05, and reborrow under this Section 2.01.  Committed Loans may be Base Rate Loans or Eurocurrency Rate Loans, as further provided herein.

**2.02    Borrowings, Conversions and Continuations of Committed Loans.**

(a)    Each Committed Borrowing, each conversion of Committed Loans from one Type to the other, and each continuation of Eurocurrency Rate Loans shall be made upon the Company's irrevocable notice to the Administrative Agent, which may be given by telephone. Each such notice must be received by the Administrative Agent not later than 12:00 noon (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurocurrency Rate Loans denominated in Dollars or of any conversion of Eurocurrency Rate Loans denominated in Dollars to Base Rate Committed Loans, (ii) three Business Days (or four Business Days, in the case of Yen, or five Business Days, in the case of a Special Notice Currency) prior to the requested date of any Borrowing or continuation of Eurocurrency Rate Loans denominated in Alternative Currencies, and (iii) on the requested date of any Borrowing of Base Rate Committed Loans.  Each telephonic notice by the Company pursuant to this Section 2.02(a) must be confirmed promptly by delivery to the Administrative Agent of a written Committed Loan Notice, appropriately completed and signed by a Borrowing Officer.  Each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans shall be in a principal amount of $10,000,000 or a whole multiple of $1,000,000 in excess thereof; provided, however, that each Borrowing of, conversion to or continuation of Eurocurrency Rate Loans denominated in Alternative Currencies shall be in a minimum principal amount of (A) with respect to Eurocurrency Rate Loans denominated in Sterling, £7,000,000 or a whole multiple of £500,000 in excess thereof, (B) with respect to Eurocurrency Rate Loans denominated in Euros, €10,000,000 or a whole multiple of €1,000,000 in excess thereof, (C) with respect to Eurocurrency Rate Loans denominated in Yen, ¥1,000,000,000 or a whole multiple of ¥100,000,000 in excess thereof, and (D) with respect to Eurocurrency Rate Loans denominated in any other Alternative Currency, the Alternative Currency Equivalent of $10,000,000 or a

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whole multiple of $1,000,000 in excess thereof.  Except as provided in Sections 2.03(c) and 2.04(c), each Committed Borrowing of or conversion to Base Rate Committed Loans shall be in a principal amount of $1,000,000 or a whole multiple of $1,000,000 in excess thereof.  Each Committed Loan Notice (whether telephonic or written) shall specify (i) whether the Company is requesting a Committed Borrowing, a conversion of Committed Loans from one Type to the other, or a continuation of Eurocurrency Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Committed Loans to be borrowed, converted or continued, (iv) the Type of Committed Loans to be borrowed or to which existing Committed Loans are to be converted, (v) if applicable, the duration of the Interest Period with respect thereto, (vi) the currency of the Committed Loans to be borrowed, and (vii) if applicable, the Designated Borrower.  If the Company fails to specify a currency in a Committed Loan Notice requesting a Borrowing, then the Committed Loans so requested shall be made in Dollars.  If the Company fails to specify a Type of Committed Loan in a Committed Loan Notice or if the Company fails to give a timely notice requesting a conversion or continuation, then the applicable Committed Loans shall be made as, or converted to, Base Rate Loans; provided, however, that in the case of a failure to timely request a continuation of Committed Loans denominated in an Alternative Currency, such Loans shall be continued as Eurocurrency Rate Loans in their original currency with an Interest Period of one month.  Any automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurocurrency Rate Loans. If the Company requests a Borrowing of, conversion to, or continuation of Eurocurrency Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.  No Committed Loan may be converted into or continued as a Committed Loan denominated in a different currency, but instead must be prepaid in the original currency of such Committed Loan and reborrowed in the other currency.

(b)     Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount (and currency) of its Applicable Percentage of the applicable Committed Loans, and if no timely notice of a conversion or continuation is provided by the Company, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans or continuation of Committed Loans denominated in a currency other than Dollars, in each case as described in the preceding subsection.  In the case of a Committed Borrowing, each Lender shall make the amount of its Committed Loan available to the Administrative Agent in Same Day Funds at the Administrative Agent's Office for the applicable currency not later than 1:00 p.m., in the case of any Committed Loan denominated in Dollars, and not later than the Applicable Time specified by the Administrative Agent in the case of any Committed Loan in an Alternative Currency, in each case on the Business Day specified in the applicable Committed Loan Notice.  Upon satisfaction of the applicable conditions set forth in Section 4.03 (and, if such Borrowing is the initial Credit Extension, Section 4.02), the Administrative Agent shall make all funds so received available to the Company or the other applicable Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of such Borrower on the books of Bank of America with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Company; provided, however, that if, on the date the Committed Loan Notice with respect to such Borrowing denominated in Dollars is given by the Company, there are L/C Borrowings outstanding, then the proceeds of such

33

Borrowing, first, shall be applied to the payment in full of any such L/C Borrowings, and, second, shall be made available to the applicable Borrower as provided above.

(c)     Except as otherwise provided herein, a Eurocurrency Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurocurrency Rate Loan.  During the existence of a Default, (i) no Loans of the Company may be requested as, converted to or continued as Eurocurrency Rate Loans (whether in Dollars or any Alternative Currency) without the consent of the Required Lenders, and the Required Lenders may demand that any or all of the then outstanding Eurocurrency Rate Loans denominated in an Alternative Currency be prepaid, or redenominated into Dollars in the amount of the Dollar Equivalent thereof, on the last day of the then current Interest Period with respect thereto and (ii) no Loans of any Designated Borrower may be requested as, converted to or continued as Eurocurrency Rate Loans with an Interest Period of more than one month without the consent of the Required Lenders.

(d)     The Administrative Agent shall promptly notify the Company and the Lenders of the interest rate applicable to any Interest Period for Eurocurrency Rate Loans upon determination of such interest rate.  At any time that Base Rate Loans are outstanding, the Administrative Agent shall notify the Company and the Lenders of any change in Bank of America's prime rate used in determining the Base Rate promptly following the public announcement of such change.

(e)     After giving effect to all Committed Borrowings, all conversions of Committed Loans from one Type to the other, and all continuations of Committed Loans as the same Type, there shall not be more than ten Interest Periods in effect at any time with respect to Committed Loans.

**2.03    Letters of Credit and Bankers' Acceptances.**

(a)     <u>The Letter of Credit Commitment</u>.

(i)     Subject to the terms and conditions set forth herein, (A) each L/C Issuer agrees, in reliance upon the agreements of the Lenders set forth in this <u>Section 2.03</u>, (1) from time to time on any Business Day during the period from the Effective Date until the Letter of Credit Expiration Date, to issue Letters of Credit denominated in Dollars or in one or more Alternative Currencies for the account of the Company or its Subsidiaries, and to amend or extend Letters of Credit previously issued by it, in accordance with subsection (b) below, (2) to honor drawings under the Letters of Credit and (3) with respect to Acceptance Credits, to create Bankers' Acceptances in accordance with the terms thereof and hereof; and (B) the Lenders severally agree to participate in Letters of Credit and Bankers' Acceptances issued for the account of the Company or its Subsidiaries and any drawings thereunder; <u>provided</u> that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (x) the Total Outstandings shall not exceed the Aggregate Commitments, (y) the aggregate Outstanding Amount of the Committed Loans of any Lender, <u>plus</u> such Lender's Applicable Percentage of the Outstanding Amount of all L/C Obligations, <u>plus</u> such Lender's Applicable Percentage of the Outstanding Amount of all Swing Line Loans shall not exceed such Lender's Commitment, and (z) the Outstanding Amount of the L/C Obligations shall not exceed

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the Letter of Credit Sublimit.  Each request by the Company for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Company that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence.  Within the foregoing limits, and subject to the terms and conditions hereof, the Company's ability to obtain Letters of Credit shall be fully revolving, and accordingly the Company may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed.  All Existing Letters of Credit shall be deemed to have been issued pursuant hereto, and from and after the Effective Date shall be subject to and governed by the terms and conditions hereof.

(ii)     No L/C Issuer shall be under any obligation to issue any Letter of Credit if:

(A)     any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing such Letter of Credit or any related Bankers' Acceptance, or any Law applicable to such L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or request that such L/C Issuer refrain from, the issuance of letters of credit or related bankers' acceptance generally or such Letter of Credit or any related Bankers' Acceptance in particular or shall impose upon such L/C Issuer with respect to such Letter of Credit or related Bankers' Acceptance any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which such L/C Issuer in good faith deems material to it;

(B)     the issuance of such Letter of Credit would violate one or more policies of such L/C Issuer applicable to letters of credit generally;

(C)     subject to Section 2.03(b)(iii), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last renewal, unless the Required Lenders have approved such expiry date;

(D)     the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Lenders have approved such expiry date;

(E)     the maturity date of any Bankers' Acceptance issued under any such requested Acceptance Credit would occur earlier than 30 or later than 120 days from the date of issuance of the Bankers' Acceptance, unless the Required Lenders have approved such expiry date;

(F)     except as otherwise agreed by the Administrative Agent and such L/C Issuer, such Letter of Credit or related Bankers' Acceptance is in an initial

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stated amount less than $100,000, in the case of a commercial Letter of Credit, or $500,000, in the case of a standby Letter of Credit;

(G)     except as otherwise agreed by the Administrative Agent and such L/C Issuer, such Letter of Credit is to be denominated in a currency other than Dollars or an Alternative Currency;

(H)     such L/C Issuer does not as of the issuance date of such requested Letter of Credit issue Letters of Credit in the requested currency;

(I)     a default of any Lender's obligations to fund under Section 2.03(c) exists or any Lender is at such time a Defaulting Lender hereunder, unless such L/C Issuer has entered into satisfactory arrangements with the Company or such Lender to eliminate such L/C Issuer's risk with respect to such Lender; or

(J)     as to Acceptance Credits, if the Bankers' Acceptance created or to be created thereunder shall not be an eligible bankers' acceptance under Section 13 of the Federal Reserve Act (12 U.S.C. 372).

(iii)     No L/C Issuer shall be under any obligation to amend any Letter of Credit if (A) such L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof or (B) the Beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(v)     Each L/C Issuer shall act on behalf of the Lenders with respect to any Letters of Credit and Bankers' Acceptances issued by it and the documents associated therewith, and each L/C Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article IX with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit and Bankers' Acceptances issued by it or proposed to be issued by it and Issuer Documents and Acceptance Documents pertaining to such Letters of Credit and Bankers' Acceptances as fully as if the term "Administrative Agent" as used in Article IX included such L/C Issuer with respect to such acts or omissions, and (B) as additionally provided herein with respect to the L/C Issuer.

(vi)     Each L/C Issuer shall provide (promptly after the end of each month) to the Administrative Agent a report as of the last Business Day of such month showing the amount of all Letters of Credit of such L/C Issuer outstanding during such month.

(b)     Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i)     Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Company delivered to one of the L/C Issuers (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Borrowing Officer.  Such Letter of Credit Application must be received by such L/C Issuer and the Administrative Agent not later than 11:00 a.m. at least two Business Days (or such later date and time as the Administrative Agent and

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such L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to such L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the Beneficiary thereof; (E) the documents to be presented by such Beneficiary in case of any drawing or presentation thereunder; (F) the full text of any certificate to be presented by such Beneficiary in case of any drawing or presentation thereunder; and (G) such other matters as such L/C Issuer may require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail reasonably satisfactory to the applicable L/C Issuer (A) the Letter of Credit to be amended; (B) the proposed date of amendment thereof (which shall be a Business Day); (C) the nature of the proposed amendment; and (D) such other matters as such L/C Issuer may reasonably require. Additionally, the Company shall furnish to the applicable L/C Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as such L/C Issuer or the Administrative Agent may reasonably require.

(ii)     Promptly after receipt of any Letter of Credit Application, the applicable L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Company and, if not, such L/C Issuer will provide the Administrative Agent with a copy thereof. Unless the applicable L/C Issuer has received written notice from any Lender, the Administrative Agent or any Loan Party, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Article IV shall not then be satisfied, then, subject to the terms and conditions hereof, such L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Company (or the applicable Subsidiary) or enter into the applicable amendment, as the case may be, in each case in accordance with such L/C Issuer's usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the applicable L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Lender's Applicable Percentage times the amount of such Letter of Credit. Immediately upon the creation of each Bankers' Acceptance, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the applicable L/C Issuer a risk participation in such Bankers' Acceptance in an amount equal to the product of such Lenders times the amount of such Bankers' Acceptance.

(iii)     If the Company so requests in any applicable Letter of Credit Application, (A) the applicable L/C Issuer agrees to issue a Letter of Credit that has automatic extension provisions (each, a "Mandatory Auto-Extension Letter of Credit"); provided that after giving effect to any L/C Credit Extension with respect any Mandatory Auto-Extension Letter of Credit the Outstanding Amount of the L/C Obligations in respect of all Mandatory Auto-Extension Letters of Credit shall not exceed the Mandatory Auto-Extension Letter of Credit Sublimit and (B) the applicable L/C Issuer may, in its sole and

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absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, a "Permitted Auto-Extension Letter of Credit"); provided that any such Mandatory Auto-Extension Letter of Credit or Permitted Auto-Extension Letter of Credit must permit such L/C Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the Beneficiary thereof not later than a day (the "Non-Extension Notice Date") in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the applicable L/C Issuer, the Company shall not be required to make a specific request to such L/C Issuer for any such extension. Once a Mandatory Auto-Extension Letter of Credit or Permitted Auto-Extension Letter of Credit has been issued, the Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to extend such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; provided, however, that such L/C Issuer shall not extend such Letter of Credit if (A) such L/C Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) of Section 2.03(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Extension Notice Date (1) in the case of a Permitted Auto-Extension Letter of Credit, from the Administrative Agent that the Required Lenders have elected not to permit such extension or (2) from the Administrative Agent, any Lender or the Company that one or more of the applicable conditions specified in Section 4.03 is not then satisfied, and in each such case directing such L/C Issuer not to permit such extension.

(iv)     Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the Beneficiary thereof, the applicable L/C Issuer will also deliver to the Company and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(c)     Drawings and Reimbursements; Funding of Participations.

(i)     Upon receipt from the Beneficiary of any Letter of Credit of any notice of a drawing or, with respect to any Acceptance Credit, presentation of documents, under such Letter of Credit, or any presentation for payment of a Bankers' Acceptance, the applicable L/C Issuer shall notify the Company and the Administrative Agent thereof. In the case of a Letter of Credit denominated in an Alternative Currency, the Company shall reimburse the applicable L/C Issuer in such Alternative Currency, unless the Company shall have notified such L/C Issuer promptly following receipt of the notice of drawing that the Company will reimburse such L/C Issuer in Dollars. In the case of any such reimbursement in Dollars of a drawing under a Letter of Credit denominated in an Alternative Currency, the applicable L/C Issuer shall notify the Company of the Dollar Equivalent of the amount of the drawing promptly following the determination thereof. In the event the Company receives such notice not later than 9:00 a.m. on the date of any payment by the applicable L/C Issuer under a Letter of Credit or Bankers' Acceptance to be reimbursed in Dollars, or the Applicable Time on the date of any payment by such L/C Issuer under a Letter of Credit to be reimbursed in an Alternative Currency (each such

38

date, an "Honor Date"), the Company shall reimburse such L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing or Bankers' Acceptance, as applicable, and in the applicable currency not later than 11:00 a.m. on such Honor Date. In the event the Company receives such notice after 9:00 a.m. on any Honor Date, the Company shall reimburse such L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing or Bankers' Acceptance, as applicable, and in the applicable currency not later than 11:00 a.m. on the immediately succeeding Business Day. If the Company fails to so reimburse the applicable L/C Issuer by such time, the Administrative Agent shall promptly notify each Lender of the Honor Date, the amount of the unreimbursed drawing or payment (expressed in Dollars in the amount of the Dollar Equivalent thereof in the case of a Letter of Credit denominated in an Alternative Currency) (the "Unreimbursed Amount"), and the amount of such Lender's Applicable Percentage thereof. In such event, the Company shall be deemed to have requested a Committed Borrowing of Base Rate Loans to be disbursed on the Honor Date, or the immediately succeeding Business Day, as the case may be, in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans, but subject to the amount of the unutilized portion of the Aggregate Commitments and the conditions set forth in Section 4.03 (other than the delivery of a Committed Loan Notice). Any notice given by the applicable L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; provided that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)    Each Lender shall upon any notice pursuant to Section 2.03(c)(i) make funds available to the Administrative Agent for the account of the applicable L/C Issuer, in Dollars, at the Administrative Agent's Office for Dollar-denominated payments in an amount equal to its Applicable Percentage of the Unreimbursed Amount not later than 1:00 p.m. on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Lender that so makes funds available shall be deemed to have made a Base Rate Committed Loan to the Company in such amount. The Administrative Agent shall remit the funds so received to the applicable L/C Issuer in Dollars.

(iii)    With respect to any Unreimbursed Amount that is not fully refinanced by a Committed Borrowing of Base Rate Loans because the conditions set forth in Section 4.03 cannot be satisfied or for any other reason, the Company shall be deemed to have incurred from the applicable L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Lender's payment to the Administrative Agent for the account of the applicable L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv)    Until each Lender funds its Committed Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the applicable L/C Issuer for any amount drawn under

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any Letter of Credit or payments made on any Bankers' Acceptance, interest in respect of such Lender's Applicable Percentage of such amount shall be solely for the account of such L/C Issuer.

(v)     Each Lender's obligation to make Committed Loans or L/C Advances to reimburse the applicable L/C Issuer for amounts drawn under Letters of Credit and payments made on Bankers' Acceptances, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against any L/C Issuer, the Company, any Subsidiary or any other Person for any reason whatsoever; (B) the existence of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender's obligation to make Committed Loans pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.03 (other than delivery by the Company of a Committed Loan Notice).  No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Company to reimburse any L/C Issuer for the amount of any payment made by such L/C Issuer under any Letter of Credit or Bankers' Acceptance, together with interest as provided herein.

(vi)     If any Lender fails to make available to the Administrative Agent for the account of the applicable L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), such L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at a rate per annum equal to the applicable Overnight Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by such L/C Issuer in connection with the foregoing.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender's Committed Loan included in the relevant Committed Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be.  A certificate of the applicable L/C Issuer submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(d)     Repayment of Participations.

(i)     At any time after the applicable L/C Issuer has made a payment under any Letter of Credit or Bankers' Acceptance and has received from any Lender such Lender's L/C Advance in respect of such payment in accordance with Section 2.03(c), if the Administrative Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Company or otherwise, including proceeds of cash collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its Applicable Percentage thereof in Dollars and in the same funds as those received by the Administrative Agent.

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(ii)    If any payment received by the Administrative Agent for the account of any L/C Issuer pursuant to Section 2.03(c)(i) is required to be returned under any of the circumstances described in Section 10.05 (including pursuant to any settlement entered into by such L/C Issuer in its discretion), each Lender shall pay to the Administrative Agent for the account of such L/C Issuer its Applicable Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the applicable Overnight Rate from time to time in effect.  The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e)    Obligations Absolute.  The obligation of the Company to reimburse the applicable L/C Issuer for each drawing under each Letter of Credit and each payment under any Bankers' Acceptance and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)    any lack of validity or enforceability of such Letter of Credit or Bankers' Acceptance, this Agreement, or any other Loan Document;

(ii)    the existence of any claim, counterclaim, setoff, defense or other right that the Company or any Subsidiary may have at any time against any Beneficiary or any transferee of such Letter of Credit or Bankers' Acceptance (or any Person for whom any such Beneficiary or any such transferee may be acting), such L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or Bankers' Acceptance or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)    any draft, demand, certificate or other document or endorsement presented under or in connection with such Letter of Credit or Bankers' Acceptance proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit or obtain payment under any Bankers' Acceptance;

(iv)    any payment by such L/C Issuer under such Letter of Credit or Bankers' Acceptance against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by such L/C Issuer under such Letter of Credit or Bankers' Acceptance to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any Beneficiary or any transferee of such Letter of Credit or Bankers' Acceptance, including any arising in connection with any proceeding under any Debtor Relief Law;

(v)    any adverse change in the relevant exchange rates or in the availability of the relevant Alternative Currency to the Company or any Subsidiary or in the relevant currency markets generally; or

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        (vi)     any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Company or any Subsidiary except for circumstances arising solely from the gross negligence or willful misconduct of the L/C Issuer.

The Company shall promptly examine a copy of each Letter of Credit and each amendment thereto, and each Bankers' Acceptance, that is delivered to it and, in the event of any claim of noncompliance with the Company's instructions or other irregularity, the Company will promptly notify the applicable L/C Issuer. The Company shall be conclusively deemed to have waived any such claim against the applicable L/C Issuer and its correspondents unless such notice is given as aforesaid.

(f)    <u>Role of L/C Issuer</u>. Each Lender and the Company agree that, in paying any drawing under a Letter of Credit or making any payment under a Bankers' Acceptance, the applicable L/C Issuer shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of any L/C Issuer, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of any L/C Issuer shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit, Bankers' Acceptance or Issuer Document. The Company hereby assumes all risks of the acts or omissions of any Beneficiary or transferee with respect to its use of any Letter of Credit or Bankers' Acceptance; <u>provided</u>, <u>however</u>, that this assumption is not intended to, and shall not, preclude the Company's pursuing such rights and remedies as it may have against the Beneficiary or transferee at law or under any other agreement. None of any L/C Issuer, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of any L/C Issuer shall be liable or responsible for any of the matters described in clauses (i) through (vi) of <u>Section 2.03(e)</u>; <u>provided</u>, <u>however</u>, that anything in such clauses to the contrary notwithstanding, the Company may have a claim against an L/C Issuer, and such L/C Issuer may be liable to the Company, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Company which the Company proves were caused by such L/C Issuer's bad faith, willful misconduct or gross negligence or such L/C Issuer's willful failure to pay under any Letter of Credit after the presentation to it by the Beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit or to honor any Bankers' Acceptance presented for payment in strict compliance with its terms an conditions. In furtherance and not in limitation of the foregoing, an L/C Issuer may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and such L/C Issuer shall not be responsible for the validity or sufficiency of any instrument endorsing, transferring or assigning or purporting to endorse, transfer or assign a Letter of Credit or Bankers' Acceptance or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g)    Cash Collateral.

(i)    Upon the request of the Administrative Agent, (A) if the applicable L/C Issuer has honored any full or partial drawing request under any Letter of Credit or made any payment under any Bankers' Acceptance and such drawing has resulted in an L/C Borrowing that the Company has not repaid within three Business Days of such drawing or payment, or (B) if, as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, the Company shall, in each case, immediately Cash Collateralize the then Outstanding Amount of all L/C Obligations.

(ii)    Sections 2.05 and 8.02(c) set forth certain additional requirements to deliver cash collateral hereunder. For purposes of this Section 2.03, Section 2.05 and Section 8.02(c), "Cash Collateralize" means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the L/C Issuers and the Lenders, as collateral for the L/C Obligations, cash or deposit account balances pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and the L/C Issuers (which documents are hereby consented to by the Lenders). Derivatives of such term have corresponding meanings.

(h)    Applicability of ISP and UCP. Unless otherwise expressly agreed by the applicable L/C Issuer and the Company when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

(i)    Letter of Credit Fees. The Company shall pay to the Administrative Agent for the account of each Lender in accordance with its Applicable Percentage, in Dollars, a Letter of Credit fee (the "Letter of Credit Fee") for each Letter of Credit and each Bankers' Acceptance that is issued and outstanding hereunder equal to the Applicable Rate times the Dollar Equivalent of the daily amount available to be drawn under such Letter of Credit or the maximum stated amount of such Bankers' Acceptance, as the case may be, that is issued and outstanding hereunder. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.09. Letter of Credit Fees shall be (i) due and payable on the tenth Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit or Bankers' Acceptance, as the case may be, on the Letter of Credit Expiration Date and thereafter on demand and (ii) computed on a quarterly basis in arrears. If there is any change in the Applicable Rate during any quarter, the daily amount available to be drawn under each Letter of Credit or the maximum stated amount of each Bankers' Acceptance, as the case may be, shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect. Notwithstanding anything to the contrary contained herein, upon the request of the Required Lenders, while any Event of Default exists, all Letter of Credit Fees shall accrue at the Default Rate.

(j)     Fronting Fee and Documentary and Processing Charges Payable to L/C Issuer. The Company shall pay directly to the applicable L/C Issuer for its own account, in Dollars, a fronting fee with respect to each Letter of Credit and each Bankers' Acceptance issued and outstanding, equal to 1/8 of 1% per annum times the Dollar Equivalent of the daily amount available to be drawn under such Letter of Credit or the maximum stated amount of such Bankers' Acceptance, as the case may be. Such fronting fee shall be (i) due and payable on the tenth Business Day after the end of each March, June, September and December in respect of the most recently-ended quarterly period (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand and (ii) computed on a quarterly basis in arrears. For purposes of computing the daily amount available to be drawn under any Letter of Credit or Bankers' Acceptance, as applicable, the amount of such Letter of Credit shall be determined in accordance with Section 1.09. In addition, the Company shall pay directly to the applicable L/C Issuer for its own account, in Dollars, the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of such L/C Issuer relating to letters of credit and bankers' acceptances as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

(k)     Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

(l)     Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary, the Company shall be obligated to reimburse the applicable L/C Issuer hereunder for any and all drawings under such Letter of Credit. The Company hereby acknowledges that the issuance of Letters of Credit for the account of Subsidiaries inures to the benefit of the Company, and that the Company's business derives substantial benefits from the businesses of such Subsidiaries.

**2.04    Swing Line Loans.**

(a)     The Swing Line. Subject to the terms and conditions set forth herein, the Swing Line Lender agrees, in reliance upon the agreements of the other Lenders set forth in this Section 2.04, to make loans in Dollars (each such loan, a "Swing Line Loan") to the Company from time to time on any Business Day during the Availability Period in an aggregate amount not to exceed at any time outstanding the amount of the Swing Line Sublimit, notwithstanding the fact that such Swing Line Loans, when aggregated with the Applicable Percentage of the Outstanding Amount of Committed Loans and L/C Obligations of the Lender acting as Swing Line Lender, may exceed the amount of such Lender's Commitment; provided, however, that after giving effect to any Swing Line Loan, (i) the Total Outstandings shall not exceed the Aggregate Commitments, and (ii) the aggregate Outstanding Amount of the Committed Loans of any Lender, plus such Lender's Applicable Percentage of the Outstanding Amount of all L/C Obligations, plus such Lender's Applicable Percentage of the Outstanding Amount of all Swing Line Loans shall not exceed such Lender's Commitment, and provided, further, that the Company shall not use the proceeds of any Swing Line Loan to refinance any outstanding Swing Line Loan. Within the foregoing limits, and subject to the other terms and conditions hereof, the

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Company may borrow under this Section 2.04, prepay under Section 2.05, and reborrow under this Section 2.04. Each Swing Line Loan shall be a Base Rate Loan. Immediately upon the making of a Swing Line Loan, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the Swing Line Lender a risk participation in such Swing Line Loan in an amount equal to the product of such Lender's Applicable Percentage times the amount of such Swing Line Loan.

(b)  Borrowing Procedures. Each Swing Line Borrowing shall be made upon the Company's irrevocable notice to the Swing Line Lender and the Administrative Agent, which may be given by telephone. Each such notice must be received by the Swing Line Lender and the Administrative Agent not later than 2:00 p.m. on the requested borrowing date, and shall specify (i) the amount to be borrowed, which shall be a minimum of $500,000, and (ii) the requested borrowing date, which shall be a Business Day. Each such telephonic notice must be confirmed promptly by delivery to the Swing Line Lender and the Administrative Agent of a written Swing Line Loan Notice, appropriately completed and signed by a Borrowing Officer of the Company. Promptly after receipt by the Swing Line Lender of any telephonic Swing Line Loan Notice, the Swing Line Lender will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has also received such Swing Line Loan Notice and, if not, the Swing Line Lender will notify the Administrative Agent (by telephone or in writing) of the contents thereof. Unless the Swing Line Lender has received notice (by telephone or in writing) from the Administrative Agent (including at the request of any Lender) prior to 2:00 p.m. on the date of the proposed Swing Line Borrowing (A) directing the Swing Line Lender not to make such Swing Line Loan as a result of the limitations set forth in the proviso to the first sentence of Section 2.04(a), or (B) that one or more of the applicable conditions specified in Article IV is not then satisfied, then, subject to the terms and conditions hereof, the Swing Line Lender will, not later than 3:00 p.m. on the borrowing date specified in such Swing Line Loan Notice, make the amount of its Swing Line Loan available to the Company at its office by crediting the account of the Company on the books of the Swing Line Lender in Same Day Funds.

(c)  Refinancing of Swing Line Loans.

(i)  The Swing Line Lender at any time in its sole and absolute discretion may request, on behalf of the Company (which hereby irrevocably authorizes the Swing Line Lender to so request on its behalf), that each Lender make a Base Rate Committed Loan in an amount equal to such Lender's Applicable Percentage of the amount of Swing Line Loans then outstanding. Such request shall be made in writing (which written request shall be deemed to be a Committed Loan Notice for purposes hereof) and in accordance with the requirements of Section 2.02, without regard to the minimum and multiples specified therein for the principal amount of Base Rate Loans, but subject to the unutilized portion of the Aggregate Commitments and the conditions set forth in Section 4.03. The Swing Line Lender shall furnish the Company with a copy of the applicable Committed Loan Notice promptly after delivering such notice to the Administrative Agent. Each Lender shall make an amount equal to its Applicable Percentage of the amount specified in such Committed Loan Notice available to the Administrative Agent in Same Day Funds for the account of the Swing Line Lender at the Administrative Agent's Office for Dollar-denominated payments not later than 1:00 p.m. on the day specified in such Committed Loan Notice, whereupon, subject to Section 2.04(c)(ii), each

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Lender that so makes funds available shall be deemed to have made a Base Rate Committed Loan to the Company in such amount.  The Administrative Agent shall remit the funds so received to the Swing Line Lender.

(ii)     If for any reason any Swing Line Loan cannot be refinanced by such a Committed Borrowing in accordance with Section 2.04(c)(i), the request for Base Rate Committed Loans submitted by the Swing Line Lender as set forth herein shall be deemed to be a request by the Swing Line Lender that each of the Lenders fund its risk participation in the relevant Swing Line Loan and each Lender's payment to the Administrative Agent for the account of the Swing Line Lender pursuant to Section 2.04(c)(i) shall be deemed payment in respect of such participation.

(iii)     If any Lender fails to make available to the Administrative Agent for the account of the Swing Line Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.04(c) by the time specified in Section 2.04(c)(i), the Swing Line Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the Swing Line Lender at a rate per annum equal to the applicable Overnight Rate from time to time in effect, plus any administrative, processing or similar fees customarily charged by the Swing Line Lender in connection with the foregoing.  If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender's Committed Loan included in the relevant Committed Borrowing or funded participation in the relevant Swing Line Loan, as the case may be.  A certificate of the Swing Line Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this clause (iii) shall be conclusive absent manifest error.

(iv)     Each Lender's obligation to make Committed Loans or to purchase and fund risk participations in Swing Line Loans pursuant to this Section 2.04(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against the Swing Line Lender, the Company or any other Person for any reason whatsoever, (B) the existence of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; provided, however, that each Lender's obligation to make Committed Loans pursuant to this Section 2.04(c) is subject to the conditions set forth in Section 4.03.  No such funding of risk participations shall relieve or otherwise impair the obligation of the Company to repay Swing Line Loans, together with interest as provided herein.

(d)     Repayment of Participations.

(i)     At any time after any Lender has purchased and funded a risk participation in a Swing Line Loan, if the Swing Line Lender receives any payment on account of such Swing Line Loan, the Swing Line Lender will distribute to such Lender its Applicable Percentage thereof in the same funds as those received by the Swing Line Lender.

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(ii)     If any payment received by the Swing Line Lender in respect of principal or interest on any Swing Line Loan is required to be returned by the Swing Line Lender under any of the circumstances described in Section 10.05 (including pursuant to any settlement entered into by the Swing Line Lender in its discretion), each Lender shall pay to the Swing Line Lender its Applicable Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned, at a rate per annum equal to the applicable Overnight Rate.  The Administrative Agent will make such demand upon the request of the Swing Line Lender.  The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e)     Interest for Account of Swing Line Lender.  The Swing Line Lender shall be responsible for invoicing the Company for interest on the Swing Line Loans.  Until each Lender funds its Base Rate Committed Loan or risk participation pursuant to this Section 2.04 to refinance such Lender's Applicable Percentage of any Swing Line Loan, interest in respect of such Applicable Percentage shall be solely for the account of the Swing Line Lender.

(f)     Payments Directly to Swing Line Lender.  The Company shall make all payments of principal and interest in respect of the Swing Line Loans directly to the Swing Line Lender.

**2.05   Prepayments.**

(a)     Each Borrower may, upon notice from the Company to the Administrative Agent, at any time or from time to time voluntarily prepay Committed Loans in whole or in part without premium or penalty; provided that (i) such notice must be received by the Administrative Agent not later than 11:00 a.m. (A) three Business Days prior to any date of prepayment of Eurocurrency Rate Loans denominated in Dollars, (B) three Business Days (or four Business Days, in the case of Yen, or five Business Days, in the case of prepayment of Loans denominated in Special Notice Currencies) prior to any date of prepayment of Eurocurrency Rate Loans denominated in Alternative Currencies, and (C) on the date of prepayment of Base Rate Committed Loans; (ii) any prepayment of Eurocurrency Rate Loans denominated in Dollars shall be in a principal amount of $10,000,000 or a whole multiple of $1,000,000 in excess thereof; (iii) any prepayment of Eurocurrency Rate Loans denominated in Alternative Currencies shall be in a minimum principal amount of (A) with respect to Eurocurrency Rate Loans denominated in Sterling, £7,000,000 or a whole multiple of £500,000 in excess thereof, (B) with respect to Eurocurrency Rate Loans denominated in Euros, €10,000,000 or a whole multiple of €1,000,000 in excess thereof, (C) with respect to Eurocurrency Rate Loans denominated in Yen, ¥1,000,000,000 or a whole multiple of ¥100,000,000 in excess thereof, and (D) with respect to Eurocurrency Rate Loans denominated in any other Alternative Currency, the Alternative Currency Equivalent of $10,000,000 or a whole multiple of $1,000,000 in excess thereof; and (iv) any prepayment of Base Rate Committed Loans shall be in a principal amount of $1,000,000 or a whole multiple of $1,000,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding.  Each such notice shall specify the date and amount of such prepayment and the Type(s) of Committed Loans to be prepaid and, if Eurocurrency Rate Loans are to be prepaid, the Interest Period(s) of such Loans.  The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender's Applicable Percentage of such prepayment.  If such notice is given by the Company, the applicable Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurocurrency Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05. Each such prepayment shall be applied to the Committed Loans of the Lenders in accordance with their respective Applicable Percentages.

(b)     The Company may, upon notice to the Swing Line Lender (with a copy to the Administrative Agent), at any time or from time to time, voluntarily prepay Swing Line Loans in whole or in part without premium or penalty; provided that (i) such notice must be received by the Swing Line Lender and the Administrative Agent not later than 1:00 p.m. on the date of the prepayment, and (ii) any such prepayment shall be in a minimum principal amount of $100,000 (or, if less, the entire principal amount thereof then outstanding). Each such notice shall specify the date and amount of such prepayment. If such notice is given by the Company, the Company shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein.

(c)     If the Administrative Agent notifies the Company at any time that the Total Outstandings at such time exceed an amount equal to 102% of the Aggregate Commitments then in effect, then, within two Business Days after receipt of such notice, the Borrowers shall prepay Loans and/or the Company shall Cash Collateralize the L/C Obligations in an aggregate amount sufficient to reduce such Outstanding Amount as of such date of payment to an amount not to exceed 100% of the Aggregate Commitments then in effect; provided, however, that the Company shall not be required to Cash Collateralize the L/C Obligations pursuant to this Section 2.05(c) unless after the prepayment in full of the Loans the Total Outstandings exceed the Aggregate Commitments then in effect. The Administrative Agent may, at any time and from time to time after the initial deposit of such cash collateral, request that additional cash collateral be provided in order to protect against the results of further exchange rate fluctuations.

**2.06     Termination or Reduction of Commitments.** The Company may, upon notice to the Administrative Agent, terminate the Aggregate Commitments, or from time to time permanently reduce the Aggregate Commitments; provided that (i) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. five Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $10,000,000 or any whole multiple of $1,000,000 in excess thereof, (iii) the Company shall not terminate or reduce the Aggregate Commitments if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Outstandings would exceed the Aggregate Commitments, and (iv) if, after giving effect to any reduction of the Aggregate Commitments, the Letter of Credit Sublimit or the Swing Line Sublimit exceeds the amount of the Aggregate Commitments, such Sublimit shall be automatically reduced by the amount of such excess. The Administrative Agent will promptly notify the Lenders of any such notice of termination or reduction of the Aggregate Commitments. The amount of any such Aggregate Commitment reduction shall not be applied to the Letter of Credit Sublimit unless otherwise specified by the Company. Any reduction of the Aggregate Commitments shall be applied to the Commitment of each Lender according to its Applicable Percentage. All fees accrued until the effective date of any termination of the Aggregate Commitments shall be paid on the effective date of such termination.

1    **2.07    Repayment of Loans.**

2    (a)    Each Borrower shall repay to the Lenders on the Maturity Date the aggregate
3    principal amount of Committed Loans made to such Borrower outstanding on such date.

4    (b)    The Company shall repay each Swing Line Loan on the earlier to occur of (i) the
5    date ten Business Days after such Loan is made and (ii) the Maturity Date.

6    **2.08    Interest.**

7    (a)    Subject to the provisions of subsection (b) below, (i) each Eurocurrency Rate
8    Loan shall bear interest on the outstanding principal amount thereof for each Interest Period at a
9    rate per annum equal to the Eurocurrency Rate for such Interest Period plus the Applicable Rate
10   plus (in the case of a Eurocurrency Rate Loan of any Lender which is lent from a Lending Office
11   in the United Kingdom or a Participating Member State) the Mandatory Cost; (ii) each Base Rate
12   Committed Loan shall bear interest on the outstanding principal amount thereof from the
13   applicable borrowing date at a rate per annum equal to the Base Rate; and (iii) each Swing Line
14   Loan shall bear interest on the outstanding principal amount thereof from the applicable
15   borrowing date at a rate per annum equal to the Base Rate.

16   (b)    (i)    If any amount of principal of any Loan is not paid when due (without
17   regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise,
18   such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times
19   equal to the Default Rate to the fullest extent permitted by applicable Laws.

20   (ii)    If any amount (other than principal of any Loan) payable by any Borrower
21   under any Loan Document is not paid when due (without regard to any applicable grace
22   periods), whether at stated maturity, by acceleration or otherwise, then upon the request
23   of the Required Lenders, such amount shall thereafter bear interest at a fluctuating
24   interest rate per annum at all times equal to the Default Rate to the fullest extent
25   permitted by applicable Laws.

26   (iii)    Accrued and unpaid interest on past due amounts (including interest on
27   past due interest) shall be due and payable upon demand.

28   (c)    Interest on each Loan shall be due and payable in arrears on each Interest
29   Payment Date applicable thereto and at such other times as may be specified herein.  Interest
30   hereunder shall be due and payable in accordance with the terms hereof before and after
31   judgment, and before and after the commencement of any proceeding under any Debtor Relief
32   Law.

33   (d)    For the purposes of the Interest Act (Canada), (i) whenever a rate of interest or fee
34   rate hereunder is calculated on the basis of a year (the "deemed year") that contains fewer days
35   than the actual number of days in the calendar year of calculation, such rate of interest or fee rate
36   shall be expressed as a yearly rate by multiplying such rate of interest or fee rate by the actual
37   number of days in the calendar year of calculation and dividing it by the number of days in the
38   deemed year, (ii) the principle of deemed reinvestment of interest shall not apply to any interest

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calculation hereunder and (iii) the rates of interest stipulated herein are intended to be nominal rates and not effective rates or yields.

**2.09    Fees.**  In addition to certain fees described in subsections (i) and (j) of Section 2.03:

(a)    Ticking Fee.  If the Effective Date shall occur after December 31, 2006, the Company shall pay to the Administrative Agent for the account of each Lender in accordance with its Applicable Percentage, a ticking fee, in Dollars, equal to (i) 0.05% per annum times the Aggregate Commitments for the period commencing January 1, 2007 through the earlier of (A) the Effective Date or (B) February 28, 2007, and (ii) 0.10% per annum times the Aggregate Commitments for the period commencing March 1, 2007 through the earlier of (A) the Effective Date or (B) May 7, 2007.  The ticking fee shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing January 1, 2007 and ending on the earlier of (A) the Effective Date or (B) May 7, 2007.  The ticking fee shall be calculated quarterly in arrears.

(b)    Facility Fee.  The Company shall pay to the Administrative Agent for the account of each Lender in accordance with its Applicable Percentage, a facility fee, in Dollars, equal to the Applicable Rate times the actual daily amount of  the Aggregate Commitments (or, if the Aggregate Commitments have terminated, on the Outstanding Amount of all Committed Loans, Swing Line Loans and L/C Obligations), regardless of usage.  The facility fee shall accrue at all times during the Availability Period (and thereafter so long as any Committed Loans, Swing Line Loans or L/C Obligations remain outstanding), including at any time during which one or more of the conditions in Article IV are not met, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Effective Date, and on the last day of the Availability Period (and, if applicable, thereafter on demand).  The facility fee shall be calculated quarterly in arrears, and if there is any change in the Applicable Rate during any quarter, the actual daily amount shall be computed and multiplied by the Applicable  Rate separately for each period during such quarter that such Applicable Rate was in effect.

(c)    Other Fees.  The Company shall pay to the Arrangers and the Administrative Agent for their own respective accounts fees, in Dollars, in the amounts and at the times specified in their respective Fee Letters.  Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

**2.10    Computation of Interest and Fees.**  All computations of interest for Base Rate Loans when the Base Rate is determined by Bank of America's "prime rate" shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed.  All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year) or, in the case of interest in respect of Committed Loans denominated in Alternative Currencies as to which market practice differs from the foregoing, in accordance with such market practice.  Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid, provided that any Loan that is repaid on the same day on which it is made

SF1:636860

shall, subject to Section 2.12(a), bear interest for one day.  Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

**2.11    Evidence of Debt.**

(a)    The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business.  The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrowers and the interest and payments thereon.  Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrowers hereunder to pay any amount owing with respect to the Obligations.  In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.  Upon the request of any Lender to a Borrower made through the Administrative Agent, such Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender's Loans to such Borrower  in addition to such accounts or records.  Each Lender may attach schedules to a Note and endorse thereon the date, Type (if applicable), amount, currency and maturity of its Loans and payments with respect thereto.

(b)    In addition to the accounts and records referred to in subsection (a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit and Swing Line Loans.  In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

**2.12    Payments Generally; Administrative Agent's Clawback.**

(a)    General.  All payments to be made by the Borrowers shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff.  Except as otherwise expressly provided herein and except with respect to principal of and interest on Loans denominated in an Alternative Currency, all payments by the Borrowers hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent's Office in Dollars and in Same Day Funds not later than 2:00 p.m. on the date specified herein.  Except as otherwise expressly provided herein, all payments by the Borrowers hereunder with respect to principal and interest on Loans denominated in an Alternative Currency shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the applicable Administrative Agent's Office in such Alternative Currency and in Same Day Funds not later than the Applicable Time specified by the Administrative Agent on the dates specified herein.  Without limiting the generality of the foregoing, the Administrative Agent may require that any payments due under this Agreement be made in the United States.  If, for any reason, any Borrower is prohibited by any Law from making any required payment hereunder in an

51

Alternative Currency, such Borrower shall make such payment in Dollars in the Dollar Equivalent of the Alternative Currency payment amount. The Administrative Agent will promptly distribute to each Lender its Applicable Percentage (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office. All payments received by the Administrative Agent (i) after 2:00 p.m., in the case of payments in Dollars, or (ii) after the Applicable Time specified by the Administrative Agent in the case of payments in an Alternative Currency, shall in each case be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by any Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected in computing interest or fees, as the case may be.

(b)     (i)     <u>Funding by Lenders; Presumption by Administrative Agent</u>. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Committed Borrowing of Eurocurrency Rate Loans (or, in the case of any Committed Borrowing of Base Rate Loans, prior to 12:00 noon on the date of such Committed Borrowing) that such Lender will not make available to the Administrative Agent such Lender's share of such Committed Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with <u>Section 2.02</u> (or, in the case of a Committed Borrowing of Base Rate Loans, that such Lender has made such share available in accordance with and at the time required by <u>Section 2.02</u>) and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Committed Borrowing available to the Administrative Agent, then the applicable Lender and the applicable Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in Same Day Funds with interest thereon, for each day from and including the date such amount is made available to such Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the Overnight Rate, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by such Borrower, the interest rate applicable to Base Rate Loans. If such Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to such Borrower the amount of such interest paid by such Borrower for such period. If such Lender pays its share of the applicable Committed Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender's Committed Loan included in such Committed Borrowing. Any payment by such Borrower shall be without prejudice to any claim such Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii)     <u>Payments by Borrowers; Presumptions by Administrative Agent</u>. Unless the Administrative Agent shall have received notice from a Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the applicable L/C Issuer hereunder that such Borrower will not make such payment, the Administrative Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or such L/C Issuer, as the case may be, the amount due. In such event, if such Borrower has not in fact made such payment, then each of the Lenders or the applicable

L/C Issuer, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or such L/C Issuer, in Same Day Funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the Overnight Rate.

A notice of the Administrative Agent to any Lender or Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(c)     Failure to Satisfy Conditions Precedent.  If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender to any Borrower as provided in the foregoing provisions of this Article II, and such funds are not made available to such Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d)     Obligations of Lenders Several.  The obligations of the Lenders hereunder to make Committed Loans, to fund participations in Letters of Credit and Swing Line Loans and to make payments pursuant to Section 10.04(c) are several and not joint.  The failure of any Lender to make any Committed Loan, to fund any such participation or to make any payment under Section 10.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Committed Loan, to purchase its participation or to make its payment under Section 10.04(c).

(e)     Funding Source.  Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

**2.13    Sharing of Payments by Lenders.**  If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of the Committed Loans made by it, or the participations in L/C Obligations or in Swing Line Loans held by it resulting in such Lender's receiving payment of a proportion of the aggregate amount of such Committed Loans or participations and accrued interest thereon greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Committed Loans and subparticipations in L/C Obligations and Swing Line Loans of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Committed Loans and other amounts owing them, provided that:

(i)     if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or

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subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii)    the provisions of this Section shall not be construed to apply to (x) any payment made by a Borrower pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Committed Loans or subparticipations in L/C Obligations or Swing Line Loans to any assignee or participant, other than to the Company or any Subsidiary thereof (as to which the provisions of this Section shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation.

**2.14    Designated Borrowers.**

(a)    <u>Designated Borrower Joinder Agreement; Designated Borrower Notice.</u>

(i)    The Company may at any time, upon not less than 15 Business Days' notice from the Company to the Administrative Agent, designate any Eligible Foreign Subsidiary of the Company (an "<u>Applicant Borrower</u>") as a Designated Borrower to receive Loans hereunder by delivering to the Administrative Agent (which shall promptly deliver counterparts thereof to each Lender) a duly executed agreement in substantially the form of <u>Exhibit H</u> (a "<u>Designated Borrower Joinder Agreement</u>"); provided that there shall be no more than ten Designated Borrowers at any time. Within ten Business Days of receipt of such Designated Borrower Joinder Agreement, (A) each Lender that is unable to lend to such Designated Borrower (as to such Designated Borrower, each a "<u>Non-Participating Lender</u>") shall provide written notice of such fact to the Administrative Agent, and (B) each Lender that is able to lend to such Designated Borrower (as to such Designated Borrower, each a "<u>Participating Lender</u>") shall provide written notice of such fact to the Administrative Agent.

(ii)    The parties hereto acknowledge and agree that prior to any Applicant Borrower becoming entitled to utilize the credit facilities provided for herein, the Administrative Agent and the Participating Lenders shall have received such supporting resolutions, incumbency certificates, opinions of counsel and other documents or information, in form, content and scope reasonably satisfactory to the Administrative Agent, as may be required by the Administrative Agent or the Required Lenders in their reasonable discretion, and Notes signed by such Applicant Borrower to the extent any Participating Lenders so require. Promptly following receipt of all such requested resolutions, incumbency certificates, opinions of counsel and other documents or information, the Administrative Agent shall send a notice in substantially the form of <u>Exhibit I</u> (a "<u>Designated Borrower Notice</u>") to the Company and each Participating Lender specifying the effective date upon which the Applicant Borrower shall constitute

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a Designated Borrower for purposes hereof, whereupon each Participating Lender agrees to permit such Designated Borrower to receive Loans hereunder, on the terms and conditions set forth herein, and each Participating Lender and the Administrative Agent agree that such Designated Borrower otherwise shall be a Borrower for all purposes of this Agreement. Notwithstanding the foregoing, in the event that any Participating Lender is entitled to indemnification for Indemnified Taxes pursuant to Section 3.01, the Company may, upon notice to such Participating Lender and the Administrative Agent, exclude such Participating Lender from the group of Participating Lenders entitled to make Committed Loans to such Designated Borrower (the "Designated Lenders").

(iii)    No Committed Loan Notice or Letter of Credit Application may be submitted by or on behalf of such Designated Borrower until the date five Business Days after such effective date.

(iv)    In the event any Lender is a Non-Participating Lender or any Participating Lender is not a Designated Lender, (A) no such Non-Participating Lender or Participating Lender that is not a Designated Lender shall be required to make Committed Loans to such Designated Borrower, (B) there shall be no reduction in the Aggregate Commitments, (C) Committed Loans shall be made available to such Designated Borrower only by the Designated Lenders and the aggregate Outstanding Amount of all Committed Loans made available to such Designated Borrower by the Designated Lenders shall not exceed the Designated Borrower Sublimit for such Designated Borrower, (D) no Designated Lender shall be required to increase its Commitment, and (E) Committed Loans, other than to such Designated Borrower, shall be made by all Lenders ratably based on their available Commitments.

(b)    The Obligations of all Designated Borrowers shall be several in nature.

(c)    Each Eligible Foreign Subsidiary of the Company that is or becomes a "Designated Borrower" pursuant to this Section 2.14 hereby irrevocably appoints the Company as its agent for all purposes relevant to this Agreement and each of the other Loan Documents, including (i) the giving and receipt of notices, (ii) the execution and delivery of all documents, instruments and certificates contemplated herein and all modifications hereto, and (iii) the receipt of the proceeds of any Loans made by the Lenders, to any such Designated Borrower hereunder. Any acknowledgment, consent, direction, certification or other action which might otherwise be valid or effective only if given or taken by all Borrowers, or by each Borrower acting singly, shall be valid and effective if given or taken only by the Company, whether or not any such other Borrower joins therein. Any notice, demand, consent, acknowledgement, direction, certification or other communication delivered to the Company in accordance with the terms of this Agreement shall be deemed to have been delivered to each Designated Borrower.

(d)    The Company may from time to time, upon not less than 15 Business Days' notice from the Company to the Administrative Agent (or such shorter period as may be agreed by the Administrative Agent in its reasonable discretion), terminate a Designated Borrower's status as such; provided that there are no outstanding Loans payable by such Designated Borrower, or other amounts payable by such Designated Borrower on account of any Loans made to it, as of the effective date of such termination. The Administrative Agent will promptly notify the Lenders of any such termination of a Designated Borrower's status.

2.15    **Extension of Maturity Date**.

(a)    <u>Requests for Extension</u>. The Company may, by notice to the Administrative Agent (who shall promptly notify the Lenders) not earlier than 60 days and not later than 35 days prior to (i) the first anniversary of the Closing Date (the "<u>First Extension Date</u>") and (ii) the second anniversary of the Closing Date (the "<u>Second Extension Date</u>" and, with the First Extension Date, each an "<u>Extension Date</u>"), request that each Lender extend such Lender's Maturity Date for an additional 365 days from the Maturity Date then in effect hereunder (the "<u>Existing Maturity Date</u>").

(b)    <u>Lender Elections to Extend</u>.  Each Lender, acting in its sole and individual discretion, shall, by notice to the Administrative Agent given not earlier than 40 days prior to the applicable Extension Date and not later than the date (the "<u>Notice Date</u>") that is 20 days prior to the applicable Extension Date, advise the Administrative Agent whether or not such Lender agrees to such extension. Each Lender that determines not to so extend its Maturity Date (a "<u>Non-Extending Lender</u>") shall notify the Administrative Agent of such fact promptly after such determination (but in any event no later than the Notice Date), and any Lender that does not so advise the Administrative Agent on or before the Notice Date shall be deemed to be a Non-Extending Lender. The election of any Lender to agree to such extension shall not obligate any other Lender to so agree.

(c)    <u>Notification by Administrative Agent</u>.  The Administrative Agent shall notify the Company of each Lender's determination under this Section no later than the date 15 days prior to the applicable Extension Date (or, if such date is not a Business Day, on the next preceding Business Day).

(d)    <u>Additional Commitment Lenders</u>.  The Company shall have the right on or before the applicable Extension Date to reduce ratably the Commitments of any Non-Extending Lenders, and add as "<u>Lenders</u>" under this Agreement, one or more Eligible Assignees (each, an "<u>Additional Commitment Lender</u>") as provided in <u>Section 10.13</u>, each of which Additional Commitment Lenders shall have entered into an Assignment and Assumption pursuant to which such Additional Commitment Lender shall, effective as of the applicable Extension Date, undertake a Commitment (and, if any such Additional Commitment Lender is already a Lender, its Commitment shall be in addition to such Lender's Commitment hereunder on such date).

(e)    <u>Minimum Extension Requirement</u>.  If (and only if) the total of the Commitments of the Lenders that have agreed so to extend their Maturity Date (each, an "<u>Extending Lender</u>") and the additional Commitments of the Additional Commitment Lenders shall be more than 50% of the aggregate amount of the Commitments in effect immediately prior to the applicable Extension Date, then, effective as of such Extension Date, the Maturity Date of each Extending Lender and of each Additional Commitment Lender shall be extended to the date falling 365 days after the Existing Maturity Date (except that, if such date is not a Business Day, such Maturity Date as so extended shall be the next preceding Business Day) and each Additional Commitment Lender shall thereupon become a "<u>Lender</u>" for all purposes of this Agreement; <u>provided</u>, <u>however</u>, that there shall be no change in the Maturity Date of any Non-Extending Lender.

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(f)     <u>Conditions to Effectiveness of Extensions</u>. Notwithstanding the foregoing, the extension of the Maturity Date pursuant to this Section shall not be effective with respect to any Lender unless:

           (i)     no Default exists on the date of such extension and after giving effect thereto;

           (ii)     the representations and warranties contained in <u>Article V</u> and the other Loan Documents are true and correct on and as of the Increase Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, and except that for purposes of this <u>Section 2.15</u>, the representations and warranties contained in subsections (a) and (b) of <u>Section 5.05</u> shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of <u>Section 6.01</u>; and

           (iii)     on the Maturity Date of each Non-Extending Lender, the Borrowers shall prepay Committed Loans outstanding on such date (and pay any additional amounts required pursuant to <u>Section 3.05</u>) to the extent necessary to repay, nonratably, the Committed Loans of all Non-Extending Lenders and the Applicable Percentages of the remaining Lenders shall be revised effective as of such date.

(g)     <u>Conflicting Provisions</u>. This Section shall supersede any provisions in <u>Section 2.13</u> or <u>10.01</u> to the contrary.

**2.16     Increase in Commitments**.

(a)     <u>Request for Increase</u>. Provided no Default exists, upon notice to the Administrative Agent (which shall promptly notify the Lenders), the Company may from time to time request an increase in the Aggregate Commitments by an amount (for all such requests) not exceeding $500,000,000; <u>provided</u> that any such request for an increase shall be in a minimum amount of $10,000,000. No Lender shall be required to increase its Commitment as a result of any such request and only the Lenders who agree to increase their respective Commitments shall be required to consent to such request. At the time of sending such notice, the Company (in consultation with the Administrative Agent) shall specify the time period within which each Lender is requested to respond (which shall in no event be less than ten Business Days from the date of delivery of such notice to the Lenders).

(b)     <u>Lender Elections to Increase</u>. Each Lender shall notify the Administrative Agent within such time period whether or not it agrees to increase its Commitment and, if so, whether by an amount equal to, greater than, or less than its Applicable Percentage of such requested increase. Any Lender not responding within such time period shall be deemed to have declined to increase its Commitment.

(c)     <u>Notification by Administrative Agent; Additional Lenders</u>. The Administrative Agent shall notify the Company and each Lender of the Lenders' responses to each request made hereunder. To achieve the full amount of a requested increase and subject to the approval of the

Administrative Agent, the applicable L/C Issuer and the Swing Line Lender (which approvals shall not be unreasonably withheld), the Company may also invite additional Eligible Assignees to become Lenders pursuant to a joinder agreement in form and substance reasonably satisfactory to the Administrative Agent.

(d) <u>Effective Date and Allocations</u>. If the Aggregate Commitments are increased in accordance with this Section, the Administrative Agent and the Company shall determine the effective date (the "<u>Increase Effective Date</u>") and the final allocation of such increase. The Administrative Agent shall promptly notify the Company and the Lenders of the final allocation of such increase and the Increase Effective Date.

(e) <u>Conditions to Effectiveness of Increase</u>. As a condition precedent to such increase, the Company shall deliver to the Administrative Agent a certificate of each Loan Party dated as of the Increase Effective Date (in sufficient copies for each Lender) signed by a Responsible Officer of such Loan Party (i) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to such increase, and (ii) in the case of the Company, certifying that, before and after giving effect to such increase, (A) the representations and warranties contained in <u>Article V</u> and the other Loan Documents are true and correct on and as of the Increase Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, and except that for purposes of this <u>Section 2.16</u>, the representations and warranties contained in subsections (a) and (b) of <u>Section 5.05</u> shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of <u>Section 6.01</u>, and (B) no Default exists. The Borrowers shall prepay any Committed Loans outstanding on the Increase Effective Date (and pay any additional amounts required pursuant to <u>Section 3.05</u>) to the extent necessary to keep the outstanding Committed Loans ratable with any revised Applicable Percentages arising from any nonratable increase in the Commitments under this Section.

(f) <u>Conflicting Provisions</u>. This Section shall supersede any provisions in <u>Section 2.13</u> or <u>10.01</u> to the contrary.

**2.17   Additional Subsidiary Guarantors.** The Company may at any time, upon not less than 15 Business Days' notice from the Company to the Administrative Agent, designate any Domestic Subsidiary of the Company as a Subsidiary Guarantor to guaranty the Obligations hereunder by delivering to the Administrative Agent (which shall promptly deliver counterparts thereof to each Lender) a duly executed Subsidiary Guaranty in substantially the form of <u>Exhibit G</u>. The parties hereto acknowledge and agree that prior to any Domestic Subsidiary becoming a Subsidiary Guarantor, the Administrative Agent and the Lenders shall have received such supporting resolutions, incumbency certificates, opinions of counsel and other documents or information, in form, content and scope reasonably satisfactory to the Administrative Agent, as may be required by the Administrative Agent or the Required Lenders in their reasonable discretion.

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**ARTICLE III.**
**TAXES, YIELD PROTECTION AND ILLEGALITY**

**3.01  Taxes.**

(a)  <u>Payments Free of Taxes</u>.  Any and all payments by or on account of any obligation of the respective Borrowers hereunder or under any other Loan Document shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes, <u>provided</u> that if the applicable Borrower shall be required by applicable law to deduct any Indemnified Taxes (including any Other Taxes) from such payments, then (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent, Lender or applicable L/C Issuer, as the case may be, receives an amount equal to the sum it would have received had no such deductions been made, (ii) such Borrower shall make such deductions and (iii) such Borrower shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable law.

(b)  <u>Payment of Other Taxes by the Borrowers</u>.  Without limiting the provisions of subsection (a) above, each Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c)  <u>Indemnification by the Borrowers</u>.  Each Borrower shall indemnify the Administrative Agent, each Lender and each L/C Issuer, within ten days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent, such Lender or such L/C Issuer, as the case may be, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate as to the amount of such payment or liability delivered to a Borrower by a Lender or an L/C Issuer (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or an L/C Issuer, shall be conclusive absent manifest error.

(d)  <u>Evidence of Payments</u>.  As soon as practicable after any payment of Indemnified Taxes or Other Taxes by any Borrower to a Governmental Authority, such Borrower shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)  <u>Status of Lenders</u>. Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which a Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party with respect to payments hereunder or under any other Loan Document shall deliver to the Company (with a copy to the Administrative Agent), at the time or times prescribed by applicable law or reasonably requested by the Company or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law as will permit payment hereunder or under any other Loan Document to be made without withholding or at a reduced rate of withholding.  In addition, any Lender, if requested by the Company or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Company or the Administrative Agent as will enable the Company or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.

Without limiting the generality of the foregoing, in the event that a Borrower is resident for tax purposes in the United States, any Foreign Lender shall deliver to the Company and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of the Company or the Administrative Agent or when a lapse in time or a change in circumstance renders the prior certificates obsolete), but only if such Foreign Lender is legally entitled to do so, whichever of the following is applicable:

(i)     duly completed copies of Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY) (or any successor or other applicable form prescribed by the IRS certifying as to such Lender's entitlement to a complete exemption from United States withholding tax),

(ii)     in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under section 881(c) of the Code, (x) a certificate to the effect that such Foreign Lender is not (A) a "bank" within the meaning of section 881(c)(3)(A) of the Code, (B) a "ten percent shareholder" of the applicable Borrower within the meaning of section 881(c)(3)(B) of the Code, or (C) a "controlled foreign corporation" described in section 881(c)(3)(C) of the Code and (y) duly completed copies of Internal Revenue Service Form W-8BEN, or

(iii)     any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in United States Federal withholding tax duly completed together with such supplementary documentation as may be prescribed by applicable law to permit the Company to determine the withholding or deduction required to be made.

Without limiting the obligations of the Lenders set forth above regarding delivery of certain forms and documents to establish each Lender's status for U.S. withholding tax purposes, each Lender agrees promptly to deliver to the Administrative Agent or the Company, as the Administrative Agent or the Company shall reasonably request, on or prior to the Closing Date, and in a timely fashion thereafter, such other documents and forms required by any relevant taxing authorities under the Laws of any other jurisdiction, duly executed and completed by such Lender, as are required under such Laws to confirm such Lender's entitlement to any available exemption from, or reduction of, applicable withholding taxes in respect of all payments to be made to such Lender outside of the U.S. by the Borrowers pursuant to this Agreement or otherwise to establish such Lender's status for withholding tax purposes in such other jurisdiction. Each Lender shall promptly (i) notify the Administrative Agent of any change in circumstances which would modify or render invalid any such claimed exemption or reduction, and (ii) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Lender, and as may be reasonably necessary (including the re-designation of its Lending Office) to avoid any requirement of applicable Laws of any such jurisdiction that any Borrower make any deduction or withholding for taxes from amounts payable to such Lender.

(f)      Treatment of Certain Refunds.  If the Administrative Agent, any Lender or any L/C Issuer determines, in its reasonable discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by any Borrower or with respect to which any Borrower has paid additional amounts pursuant to this Section, it shall pay to such Borrower an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses of the Administrative Agent, such Lender or such L/C Issuer, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that each Borrower, upon the request of the Administrative Agent, such Lender or such L/C Issuer, agrees to repay the amount paid over to such Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent, such Lender or such L/C Issuer in the event the Administrative Agent, such Lender or such L/C Issuer is required to repay such refund to such Governmental Authority.  This subsection shall not be construed to require the Administrative Agent, any Lender or any L/C Issuer to make available its tax returns (or any other information relating to its taxes that it deems confidential) to any Borrower or any other Person.

**3.02    Illegality.**  If any Law has made it unlawful, or any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurocurrency Rate Loans (whether denominated in Dollars or an Alternative Currency), or to determine or charge interest rates based upon the Eurocurrency Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars or any Alternative Currency in the applicable interbank market, then, on notice thereof by such Lender to the Company through the Administrative Agent, any obligation of such Lender to make or continue Eurocurrency Rate Loans in the affected currency or currencies or, in the case of Eurocurrency Rate Loans in Dollars, to convert Base Rate Committed Loans to Eurocurrency Rate Loans, shall be suspended until such Lender notifies the Administrative Agent and the Company that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, the Borrowers shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable and such Loans are denominated in Dollars, convert all such Eurocurrency Rate Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurocurrency Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurocurrency Rate Loans.  Upon any such prepayment or conversion, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.

**3.03    Inability to Determine Rates.**  If the Required Lenders determine that for any reason in connection with any request for a Eurocurrency Rate Loan or a conversion to or continuation thereof that (a) deposits (whether in Dollars or an Alternative Currency) are not being offered to banks in the applicable offshore interbank market for such currency for the applicable amount and Interest Period of such Eurocurrency Rate Loan, (b) adequate and reasonable means do not exist for determining the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan (whether denominated in Dollars or

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an Alternative Currency), or (c) the Eurocurrency Rate for any requested Interest Period with respect to a proposed Eurocurrency Rate Loan does not adequately and fairly reflect the cost to such Lenders of funding such Eurocurrency Rate Loan, the Administrative Agent will promptly so notify the Company and each Lender. Thereafter, the obligation of the Lenders to make or maintain Eurocurrency Rate Loans in the affected currency or currencies shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Company may revoke any pending request for a Borrowing of, conversion to or continuation of Eurocurrency Rate Loans in the affected currency or currencies or, failing that, will be deemed to have converted such request into a request for a Committed Borrowing of Base Rate Loans in the amount specified therein.

**3.04    Increased Costs; Reserves on Eurocurrency Rate Loans**.

(a)    <u>Increased Costs Generally</u>.  If any Change in Law, after the date on which a Lender or L/C Issuer becomes a Lender or L/C Issuer hereunder, shall:

(i)    impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except (A) any reserve requirement contemplated by <u>Section 3.04(e)</u> and (B) the requirements of the Bank of England and the Financial Services Authority or the European Central Bank reflected in the Mandatory Cost, other than as set forth below) or any L/C Issuer;

(ii)    subject any Lender or any L/C Issuer to any tax of any kind whatsoever with respect to this Agreement, any Letter of Credit any participation in a Letter of Credit or any Eurocurrency Rate Loan made by it, or change the basis of taxation of payments to such Lender or such L/C Issuer in respect thereof except for Indemnified Taxes or Other Taxes covered by <u>Section 3.01</u> and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender or such L/C Issuer;

(iii)    result in the failure of the Mandatory Cost, as calculated hereunder, to represent the cost to any Lender of complying with the requirements of the Bank of England and/or the Financial Services Authority or the European Central Bank in relation to its making, funding or maintaining Eurocurrency Rate Loans; or

(iv)    impose on any Lender or any L/C Issuer or the London interbank market any other material condition, cost or expense affecting this Agreement or Eurocurrency Rate Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurocurrency Rate Loan (or of maintaining its obligation to make any such Loan), or to materially increase the cost to such Lender or such L/C Issuer of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to materially reduce the amount of any sum received or receivable by such Lender or such L/C Issuer hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or such L/C Issuer, the Company will pay (or cause the applicable Designated Borrower to pay) to such Lender or such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or such L/C Issuer, as the case may be, for such additional costs incurred or reduction suffered. Notwithstanding anything to the contrary contained herein, the Company shall have no obligation under this Section 3.04(a) with respect to any additional cost or reduction suffered in connection with any Taxes (which shall be governed exclusively by the provisions of Section 3.01).

(b)  Capital Requirements.  If any Lender or any L/C Issuer determines that any Change in Law, after the date on which a Lender or L/C Issuer becomes a Lender or L/C Issuer hereunder, affecting such Lender or such L/C Issuer or any Lending Office of such Lender or such Lender's or such L/C Issuer's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's or such L/C Issuer's capital or on the capital of such Lender's or such L/C Issuer's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such L/C Issuer, to a level below that which such Lender or such L/C Issuer or such Lender's or such L/C Issuer's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or such L/C Issuer's policies and the policies of such Lender's or such L/C Issuer's holding company with respect to capital adequacy), then from time to time the Company will pay (or cause the applicable Designated Borrower to pay) to such Lender or such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or such L/C Issuer or such Lender's or such L/C Issuer's holding company for any such reduction suffered.

(c)  Certificates for Reimbursement.  A certificate of a Lender or an L/C Issuer setting forth the amount or amounts necessary to compensate such Lender or such L/C Issuer or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Company shall be conclusive absent manifest error.  The Company shall pay (or cause the applicable Designated Borrower to pay) such Lender or such L/C Issuer, as the case may be, the amount shown as due on any such certificate within ten days after receipt thereof.

(d)  Delay in Requests.  Failure or delay on the part of any Lender or any L/C Issuer to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender's or such L/C Issuer's right to demand such compensation, provided that no Borrower shall be required to compensate a Lender or an L/C Issuer pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than 90 days prior to the date that such Lender or such L/C Issuer, as the case may be, notifies the Company of the Change in Law giving rise to such increased costs or reductions and of such Lender's or such L/C Issuer's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 90-day period referred to above shall be extended to include the period of retroactive effect thereof).

(e)  Additional Reserve Requirements.  The Company shall pay (or cause the applicable Designated Borrower to pay) to each Lender, without duplication of any Mandatory Cost, (i) as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including Eurocurrency funds or deposits (currently known as "Eurocurrency liabilities"), additional interest on the unpaid principal amount of each Eurocurrency Rate Loan equal to the actual costs of such reserves allocated to such Loan by such

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Lender (as determined by such Lender in good faith, which determination shall be conclusive), and (ii) as long as such Lender shall be required to comply with any reserve ratio requirement or analogous requirement of any other central banking or financial regulatory authority imposed in respect of the maintenance of the Commitments or the funding of the Eurocurrency Rate Loans, such additional costs (expressed as a percentage per annum and rounded upwards, if necessary, to the nearest five decimal places) equal to the actual costs allocated to such Commitment or Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which in each case shall be due and payable on each date on which interest is payable on such Loan; <u>provided</u> the Company shall have received at least ten days' prior notice (with a copy to the Administrative Agent) of such additional interest or costs from such Lender. If a Lender fails to give notice ten days prior to the relevant Interest Payment Date, such additional interest or costs shall be due and payable ten days from receipt of such notice.

**3.05    Compensation for Losses.**  Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Company shall promptly compensate (or cause the applicable Designated Borrower to compensate) such Lender for and hold such Lender harmless from any reasonable and invoiced loss, cost or expense incurred by it as a result of:

(a)    any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)    any failure by any Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Company or the applicable Designated Borrower;

(c)    any failure by any Borrower to make payment of any Loan or drawing under any Letter of Credit (or interest due thereon) denominated in an Alternative Currency on its scheduled due date or any payment thereof in a different currency other than at the request of the Administrative Agent, any Lender or any L/C Issuer; or

(d)    any assignment of a Eurocurrency Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Company pursuant to <u>Section 10.13</u>;

including any foreign exchange losses and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan, from fees payable to terminate the deposits from which such funds were obtained or from the performance of any foreign exchange contract.  The Company shall also pay (or cause the applicable Designated Borrower to pay) any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Company (or the applicable Designated Borrower) to the Lenders under this <u>Section 3.05</u>, each Lender shall be deemed to have funded each Eurocurrency Rate Loan made by it at the Eurocurrency Rate for such Loan by a matching deposit or other borrowing in the offshore interbank market for such currency for a comparable amount and for a comparable period, whether or not such Eurocurrency Rate Loan was in fact so funded.

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**3.06    Mitigation Obligations; Replacement of Lenders.**

(a)    Designation of a Different Lending Office.  If any Lender requests compensation under Section 3.04, or any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender.  The Company hereby agrees to pay (or to cause the applicable Designated Borrower to pay) all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)    Replacement of Lenders.  If any Lender requests compensation under Section 3.04 or delivers a notice under Section 3.02, or if any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, the Company may replace such Lender in accordance with Section 10.13.

**3.07    Survival.**  All of the Borrowers' obligations under this Article III shall survive termination of the Aggregate Commitments and repayment of all other Obligations hereunder.

**ARTICLE IV.**
**CONDITIONS PRECEDENT TO CREDIT EXTENSIONS**

**4.01    Conditions of Closing.**  The obligation of each L/C Issuer and each Lender to enter into this Agreement is subject to the satisfaction of the following conditions precedent:

The Administrative Agent's receipt of the following, each of which shall be originals or telecopies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the Company, each dated the Closing Date (or, in the case of certificates of governmental officials, a recent date before the Closing Date) and each in form and substance reasonably satisfactory to the Administrative Agent and each of the Lenders:

(a)    executed counterparts of this Agreement and the Company Guaranty sufficient in number for distribution to the Administrative Agent, each Lender and the Company;

(b)    such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of the Company as the Administrative Agent may reasonably require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with this Agreement and the other Loan Documents to which the Company is a party;

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(c)    such documents and certifications as the Administrative Agent may reasonably require to evidence that the Company is duly organized or formed, and that the Company is validly existing, in good standing and qualified to engage in business in Delaware;

(d)    a favorable opinion of Wilmer Cutler Pickering Hale and Dorr LLP, counsel to the Company, addressed to the Administrative Agent and each Lender, as to such matters concerning the Company and the Loan Documents as the Administrative Agent or the Required Lenders may reasonably request;

(e)    a certificate signed by a Responsible Officer of the Company certifying that there has been no event or circumstance since December 31, 2005 that has had or could be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole;

(f)    a Note executed by the Company in favor of each Lender requesting a Note;

(g)    the terms and conditions of each material aspect of the Merger shall be satisfactory to the Lenders, it being acknowledged that the terms and conditions set forth in the Merger Agreement in the form delivered to the Administrative Agent and the Lenders prior to the execution of this Agreement are satisfactory in all respects; and

(h)    The representations and warranties of the Company contained in Article V or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the Closing Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date.

Without limiting the generality of the provisions of Section 9.04, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

**4.02    Conditions to Effective Date.**  The effectiveness of this Agreement is subject to satisfaction of the following conditions precedent:

(a)    The conditions set forth in Section 4.01 shall have been satisfied as of the Closing Date.

(b)    The Administrative Agent's receipt of the following, each of which shall be originals or telecopies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of Fisher, each dated the Effective Date (or, in the case of certificates of governmental officials, a recent date before the Effective Date) and each in form and substance reasonably satisfactory to the Administrative Agent and each of the Lenders:

(i)    executed counterparts of the Subsidiary Guaranty, sufficient in number for distribution to the Administrative Agent, each Lender and the Company;

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(ii)     such certificates of resolutions or other action, incumbency certificates and/or other certificates of Responsible Officers of Fisher as the Administrative Agent may reasonably require evidencing the identity, authority and capacity of each Responsible Officer thereof authorized to act as a Responsible Officer in connection with the Subsidiary Guaranty and the other Loan Documents to which Fisher is a party;

(iii)     such documents and certifications as the Administrative Agent may reasonably require to evidence that Fisher is duly organized or formed, and that Fisher is validly existing, in good standing and qualified to engage in business in Delaware;

(iv)     a favorable opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to Fisher, addressed to the Administrative Agent and each Lender, as to such matters concerning Fisher and the Loan Documents as the Administrative Agent or the Required Lenders may reasonably request;

(v)     a certificate signed by a Responsible Officer of the Company certifying that there has been no event or circumstance since December 31, 2005 that has had or could be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect (as defined in the Merger Agreement) on the Company and its Subsidiaries, taken as a whole, after giving effect to the Merger;

(vi)     The representations and warranties of (A) the Company contained in Article V (excluding Section 5.05(c)), after giving effect to the supplemental Schedules with respect to Fisher and its Subsidiaries to be provided pursuant to Section 4.02(b)(x), and (B) the Company and Fisher contained in each other Loan Document or which are contained in the certificate delivered pursuant to Section 4.02(b)(v) shall be true and correct on and as of the Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date;

(vii)     evidence that the Merger has been or, concurrently with the Effective Date, is being consummated in accordance with the terms of the Merger Agreement, as modified, amended or waived as of the Effective Date; provided, that, since the Closing Date, there shall not have been any modification, amendment or waiver of the Merger Agreement that is materially adverse to the interests of the Lenders without consent of the Required Lenders;

(viii)     evidence that the Existing Credit Agreements have been or, concurrently with the Effective Date, are being terminated, all obligations thereunder have been paid in full and all Liens, if any, securing obligations under the Existing Credit Agreements have been or, concurrently with the Effective Date, are being released;

(ix)     a duly completed Compliance Certificate as of the Effective Date, signed by a Responsible Officer of the Company; and

(x)     (A) updated Schedules 2.03, 5.06, 5.08 and 7.04, if necessary, to reflect information with respect to Fisher and its Subsidiaries and (B) Schedules 7.01(c) and

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7.02(c) accompanied by a certificate signed by a Responsible Officer of the Company certifying that such Schedules are in compliance with Sections 7.01 and 7.02.

(c)     Any fees required to be paid on or before the Effective Date shall have been paid.

(d)     Unless waived by the Administrative Agent, the Company shall have paid all fees, charges and disbursements of counsel to the Administrative Agent (directly to such counsel if requested by the Administrative Agent) to the extent invoiced prior to or on the Effective Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing proceedings (provided that such estimate shall not thereafter preclude a final settling of accounts between the Company and the Administrative Agent).

(e)     The Effective Date shall have occurred on or before May 7, 2007.

**4.03    Conditions to all Credit Extensions.**  The obligation of each Lender to honor any Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Committed Loans to the other Type, or a continuation of Eurocurrency Rate Loans) is subject to the following conditions precedent:

(a)     The representations and warranties of (i) the Borrowers contained in Article V (excluding, however, Section 5.05(c)) and (ii) each Loan Party contained in each other Loan Document shall be true and correct on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct as of such earlier date, and except that for purposes of this Section 4.03, the representations and warranties contained in subsections (a) and (b) of Section 5.05 shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 6.01.

(b)     No Default shall exist, or would result from such proposed Credit Extension or the application of the proceeds thereof.

(c)     The Administrative Agent and, if applicable, the applicable L/C Issuer or the Swing Line Lender shall have received a Request for Credit Extension in accordance with the requirements hereof.

(d)     If the applicable Borrower is a Designated Borrower, then the conditions of Section 2.14 to the designation of such Borrower as a Designated Borrower shall have been met to the reasonable satisfaction of the Administrative Agent.

(e)     In the case of a Credit Extension to be denominated in an Alternative Currency, there shall not have occurred any change in national or international financial, political or economic conditions or currency exchange rates or exchange controls which in the reasonable opinion of the Administrative Agent, the Required Lenders (in the case of any Loans to be denominated in an Alternative Currency) or the applicable L/C Issuer (in the case of any Letter of Credit to be denominated in an Alternative Currency) would make it impracticable for such Credit Extension to be denominated in the relevant Alternative Currency.

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Each Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Committed Loans to the other Type or a continuation of Eurocurrency Rate Loans) submitted by the Company shall be deemed to be a representation and warranty that the conditions specified in Sections 4.03(a) and (b) have been satisfied on and as of the date of the applicable Credit Extension.

<h1 style="text-align:center">ARTICLE V.<br>REPRESENTATIONS AND WARRANTIES</h1>

Each Borrower represents and warrants to the Administrative Agent and the Lenders as of the Closing Date that:

**5.01    Existence, Qualification and Power.**  Each Loan Party and each Subsidiary thereof (a) is duly organized or formed, validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) in the case of each Loan Party only, execute, deliver and perform its obligations under the Loan Documents to which it is a party, and (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license, except in each case referred to in clause (a), (b)(i), or (c), to the extent that failure to do so could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

**5.02    Authorization; No Contravention.**  The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is party, have been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of any of such Person's Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (ii) any material order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (c) violate any Law in any material respect; except in each case referred to in clause (b) or (c), to the extent that such contravention could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

**5.03    Governmental Authorization; Other Consents.**  No approval, consent, exemption, authorization, or other material action by, or material notice to, or material filing with (other than any SEC filing by the Company in compliance with the SEC disclosure obligations), any Governmental Authority or any other Person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document.

**5.04    Binding Effect.**  This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto.  This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

**5.05    Financial Statements; No Material Adverse Effect; No Internal Control Event.**

(a)    The Audited Financial Statements (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (ii) fairly present in all material respects the financial condition of the Company and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby and the Audited Financial Statements show, reflect or describe all material indebtedness and other material contingent liabilities of the Company and its Subsidiaries as of the date thereof, including liabilities for taxes, material long term commitments and Indebtedness other than those that are (A) not material to the Company and its Subsidiaries as a whole or (B) are reflected in the Company's most recent report on Form 10-K and any subsequent reports on Form 10-Q or Form 8-K filed with the SEC.

(b)    The unaudited consolidated balance sheet of the Company and its Subsidiaries dated June 30, 2006 and the related consolidated statements of income or operations, shareholders' equity and cash flows for the fiscal quarter ended on that date (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (ii) fairly present in all material respects the financial condition of the Company and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby, subject, in the case of clauses (i) and (ii), to the absence of footnotes and to normal year-end audit adjustments.

(c)    Since the date of the Audited Financial Statements, there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.

**5.06    Litigation.**  Except as specifically disclosed in Schedule 5.06, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Company, threatened, at law, in equity, in arbitration or before any Governmental Authority, by or against the Company or any of its Subsidiaries or against any of their properties or revenues that either individually or in the aggregate, if determined adversely, would reasonably be expected to have a Material Adverse Effect.

**5.07    Ownership of Property; Liens.**  Each of the Company and each Subsidiary has good record and marketable title in fee simple to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business, except for such defects in title as could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.  The property of the Company and its Subsidiaries is subject to no Lien, other than Liens permitted by Section 7.01.

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**5.08    Environmental Compliance.**  Except as specifically disclosed in <u>Schedule 5.08</u>, the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, except for such non-compliance as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as specifically disclosed in <u>Schedule 5.08</u>, there are no pending claims alleging potential liability under or responsibility for violation of any Environmental Law against or with respect to the Company and its Subsidiaries or their respective businesses, operations and properties, except such pending claims as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

**5.09    Insurance.**  Except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect, the properties of the Company and its Subsidiaries are insured with financially sound and reputable insurance companies not Affiliates of the Company, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Company or the applicable Subsidiary operates.

**5.10    Taxes.**  Except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have filed all Federal, state and other material tax returns and reports required to be filed, and have paid all Federal, state and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets which are due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP.

**5.11    ERISA Compliance.**

(a)    Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (i) each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other Federal or state Laws; and (ii) each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and, to the knowledge of the Company, nothing has occurred which would prevent, or cause the loss of, such qualification.

(b)    Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Company and each ERISA Affiliate have made all required contributions to each Plan subject to Section 412 of the Code, no application for a funding waiver or an extension of any amortization period pursuant to Section 412 of the Code has been made with respect to any Plan and no lien in favor of the PBGC or a Plan has arisen.

(c)    There are no pending or, to the knowledge of the Company, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that could reasonably be expected to have a Material Adverse Effect.  There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted, or to the knowledge of the Company, could reasonably be expected to result in a Material Adverse Effect.

(d)     Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, (i) no ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has any Unfunded Pension Liability; (iii) neither the Company nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability under Title IV of ERISA with respect to any Pension Plan (other than premiums due and not delinquent under Section 4007 of ERISA); (iv) neither the Company nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under  Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (v) neither the Company nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA.

**5.12     Margin Regulations; Investment Company Act.**

(a)     No part of the proceeds of any Loan will be used for any purpose that violates the provisions of Regulation U or any of the other Regulations of the FRB.  If requested by any Lender or the Administrative Agent, the Company will furnish to the Administrative Agent and each Lender a statement to the forgoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1, as applicable, referred to in Regulation U.

(b)     None of the Company, any Person Controlling the Company, or any Subsidiary is or is required to be registered as an "investment company" under the Investment Company Act of 1940.

**5.13     Disclosure.  N**o report, financial statement, certificate or other information furnished by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the transactions contemplated hereby or delivered hereunder or under any other Loan Document (in each case, as modified or supplemented by other information so furnished), taken as a whole, contains any untrue statement of material fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, with respect to projected financial information, the Company represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time, it being recognized by the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount.

**5.14     Compliance with Laws.**  Each Loan Party and each Subsidiary thereof is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

**5.15     Taxpayer Identification Number; Other Identifying Information.**  The true and correct U.S. taxpayer identification number of the Company is set forth on Schedule 10.02.

1      **5.16**     **Representations as to Foreign Obligors.** On and after the date on which any
2 Subsidiary becomes a Foreign Obligor, each of the Company and such Foreign Obligor
3 represents and warrants to the Administrative Agent and the Lenders that:

4      (a)     Such Foreign Obligor is subject to civil and commercial Laws with respect to its
5 obligations under this Agreement and the other Loan Documents to which it is a party
6 (collectively as to such Foreign Obligor, the "Applicable Foreign Obligor Documents"), and the
7 execution, delivery and performance by such Foreign Obligor of the Applicable Foreign Obligor
8 Documents constitute and will constitute private and commercial acts and not public or
9 governmental acts. Neither such Foreign Obligor nor any of its property has any immunity from
10 jurisdiction of any court or from any legal process (whether through service or notice, attachment
11 prior to judgment, attachment in aid of execution, execution or otherwise) under the laws of the
12 jurisdiction in which such Foreign Obligor is organized and existing in respect of its obligations
13 under the Applicable Foreign Obligor Documents.

14      (b)     The Applicable Foreign Obligor Documents are in proper legal form under the
15 Laws of the jurisdiction in which such Foreign Obligor is organized and existing for the
16 enforcement thereof against such Foreign Obligor under the Laws of such jurisdiction, and to
17 ensure the legality, validity, enforceability, priority or admissibility in evidence of the Applicable
18 Foreign Obligor Documents. It is not necessary to ensure the legality, validity, enforceability,
19 priority or admissibility in evidence of the Applicable Foreign Obligor Documents that the
20 Applicable Foreign Obligor Documents be filed, registered or recorded with, or executed or
21 notarized before, any court or other authority in the jurisdiction in which such Foreign Obligor is
22 organized and existing or that any registration charge or stamp or similar tax be paid on or in
23 respect of the Applicable Foreign Obligor Documents or any other document, except for (i) any
24 such filing, registration, recording, execution or notarization as has been made or is not required
25 to be made until the Applicable Foreign Obligor Document or any other document is sought to
26 be enforced and (ii) any charge or tax as has been timely paid.

27      (c)     Other than those that, in the aggregate, could not reasonably be expected to have a
28 Material Adverse Effect, there is no tax, levy, impost, duty, fee, assessment or other
29 governmental charge, or any deduction or withholding, imposed by any Governmental Authority
30 in or of the jurisdiction in which such Foreign Obligor is organized and existing either (i) on or
31 by virtue of the execution or delivery of the Applicable Foreign Obligor Documents or (ii) on
32 any payment to be made by such Foreign Obligor pursuant to the Applicable Foreign Obligor
33 Documents, except as has been disclosed to the Administrative Agent.

34      (d)     The execution, delivery and performance of the Applicable Foreign Obligor
35 Documents executed by such Foreign Obligor are, under applicable foreign exchange control
36 regulations of the jurisdiction in which such Foreign Obligor is organized and existing, not
37 subject to any notification or authorization except (i) such as have been made or obtained or (ii)
38 such as cannot be made or obtained until a later date (provided that any notification or
39 authorization described in clause (ii) shall be made or obtained as soon as is reasonably
40 practicable).

SF1:636860

**ARTICLE VI.**
**AFFIRMATIVE COVENANTS**

As of the Effective Date and for so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding, the Company shall, and shall (except in the case of the covenants set forth in Sections 6.01, 6.02, and 6.03) cause each Subsidiary to:

**6.01    Financial Statements.** Deliver to the Administrative Agent (for distribution to each Lender), in form and detail reasonably satisfactory to the Administrative Agent and the Required Lenders:

(a)    as soon as available, but in any event within the filing deadline applicable to "large accelerated filers" set forth in the SEC regulations promulgated pursuant to Section 13 of the Exchange Act, after the end of each fiscal year of the Company (commencing with the fiscal year ended December 31, 2006), a consolidated balance sheet of the Company and its Subsidiaries as at the end of such fiscal year, and the related consolidated statements of income or operations, shareholders' equity and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, prepared in accordance with GAAP, audited and accompanied by a report and opinion of a Registered Public Accounting Firm of nationally recognized standing, which report and opinion shall be prepared in accordance with generally accepted auditing standards and applicable Securities Laws and shall not be subject to any "going concern" or like qualification or exception or any qualification or exception as to the scope of such audit; and

(b)    as soon as available, but in any event within the filing deadline applicable to "large accelerated filers" set forth in the SEC regulations promulgated pursuant to Section 13 of the Exchange Act, after the end of each of the first three fiscal quarters of each fiscal year of the Company (commencing with the fiscal quarter ended September 30, 2006), a consolidated balance sheet of the Company and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated statements of income or operations, shareholders' equity and cash flows for such fiscal quarter and for the portion of the Company's fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, and certified by a Responsible Officer of the Company as fairly presenting in all material respects the financial condition, results of operations, shareholders' equity and cash flows of the Company and its Subsidiaries in accordance with GAAP, subject to normal year-end audit adjustments and the absence of footnotes.

Notwithstanding anything to the contrary in this Section 6.01, the Company shall not be required to deliver any financial statements to the Administrative Agent with respect to any period for which it has timely filed its Form 10-K or Form 10-Q, as the case may be, with the SEC; provided, that such Form 10-K or Form 10-Q, as the case may be, is publicly available on the SEC's website (or a similar website) within the time periods required by this Section.

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1        **6.02**    **Certificates; Other Information.**   Deliver to the Administrative Agent (for
2  distribution to each Lender), in form and detail reasonably satisfactory to the Administrative
3  Agent and the Required Lenders:

4        (a)    concurrently with the delivery of the financial statements referred to in
5  Section 6.01(a), a certificate of a Responsible Officer of the Company stating that such
6  Responsible Officer has no knowledge of any Default under the financial covenants set forth
7  herein or, if any such Default shall exist, stating the nature and status of such event;

8        (b)    concurrently with the delivery of the financial statements referred to in
9  Sections 6.01(a) and (b) (commencing with the delivery of the financial statements for the fiscal
10  quarter ended September 30, 2006), a duly completed Compliance Certificate signed by the chief
11  executive officer, chief financial officer, treasurer or controller of the Company;

12        (c)    promptly, and in any event within five Business Days after receipt thereof by any
13  Loan Party or any Subsidiary thereof, copies of each notice or other correspondence received
14  from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any
15  investigation by such agency regarding financial or other operational results of any Loan Party or
16  any Subsidiary thereof; and

17        (d)    promptly, such additional information regarding the business, financial or
18  corporate affairs of the Company or any Subsidiary, or compliance with the terms of the Loan
19  Documents, as the Administrative Agent or any Lender may from time to time reasonably
20  request.

21        Documents required to be delivered pursuant to Section 6.01(a) or (b) may be delivered
22  electronically and if so delivered, shall be deemed to have been delivered on the date (i) on
23  which the Company posts such documents, or provides a link thereto on the Company's website
24  on the Internet at the website address listed on Schedule 10.02; or (ii) on which such documents
25  are posted on the Company's behalf on an Internet or intranet website, if any, to which each
26  Lender and the Administrative Agent have access (whether a commercial, third-party website or
27  whether sponsored by the Administrative Agent). Notwithstanding anything contained herein, in
28  every instance the Company shall be required to provide paper copies of the Compliance
29  Certificates required by Section 6.02(b) to the Administrative Agent. Except for such
30  Compliance Certificates, the Administrative Agent shall have no obligation to request the
31  delivery or to maintain copies of the documents referred to above, and in any event shall have no
32  responsibility to monitor compliance by the Company with any such request for delivery, and
33  each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of
34  such documents.

35        **6.03**    **Notices.**   Promptly, after a Responsible Officer of the Company obtains
36  knowledge thereof, notify the Administrative Agent:

37        (a)    of the occurrence of any Default ;

38        (b)    of any matter that has resulted or could reasonably be expected to result in a
39  Material Adverse Effect;

(c)     of the occurrence of any ERISA Event or the institution of proceedings or the taking of any other action by the PBGC with respect to the withdrawal from or the termination, reorganization or insolvency of, any Plan that, in any case, could reasonably be expected to have a Material Adverse Effect; and

(d)     of any material change in accounting policies or financial reporting practices by the Company or any Subsidiary.

Each notice pursuant to this Section 6.03 shall be accompanied by a statement of a Responsible Officer of the Company setting forth details of the occurrence referred to therein and stating what action the Company has taken and proposes to take with respect thereto.  Each notice pursuant to Section 6.03(a) shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

**6.04    Payment of Obligations.**  Pay and discharge as the same shall become due and payable, all its material obligations and liabilities, which if not paid could reasonably be expected to have a Material Adverse Effect, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Company or such Subsidiary.

**6.05    Preservation of Existence, Etc.**  (a) Preserve, renew and maintain in full force and effect the legal existence and good standing of Company and any Subsidiary Guarantor under the Laws of the jurisdiction of its organization except in a transaction permitted by Section 7.03 or 7.04; (b) take all reasonable action to maintain all rights, privileges, permits, licenses and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect.

**6.06    Maintenance of Properties; Maintenance of Insurance.**  Except to the extent that, in the aggregate, non-compliance could not reasonably be expected to have a Material Adverse Effect, (a) Maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted; and (b) maintain with financially sound and reputable insurance companies, insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts as are customarily carried under similar circumstances by such other Persons.

**6.07    Compliance with Laws.**  Comply in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (b) the failure to comply therewith, in the aggregate, could not reasonably be expected to have a Material Adverse Effect.

**6.08    Inspection Rights; Books and Records.**  (a) Maintain proper books and records and accounts in which full, true and correct entries in conformity with GAAP and all Laws shall be made of all dealings and transactions material to the Company and its Subsidiaries, taken as a

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whole, in relation to its business and activities; and (b) permit representatives of any Lender to visit and inspect any of its properties and examine and make abstracts from any of its books and records at any reasonable time but only during normal business hours and (except in the event a Default or Event of Default exists) upon reasonable prior notice to the Company and as often as may reasonably be desired (but in no event more frequently than two times a year unless an Event of Default exists) and to discuss the business, operations, properties and financial and other condition of the Company and its Subsidiaries with officers and employees of the Company and its Subsidiaries and, when an Event of Default exists, with their Registered Public Accounting Firm.

**6.09** **Use of Proceeds.** Use the proceeds of the Credit Extensions (a) to repay all obligations under the Existing Credit Agreements and (b) for working capital purposes, acquisitions, repurchases of stock, debentures and other securities, the refinancing of present and future debt and other general corporate purposes not in contravention of any Law or of any Loan Document.

**6.10** **Approvals and Authorizations.** Except to the extent that, in the aggregate, non-compliance could not reasonably be expected to have a Material Adverse Effect, maintain all authorizations, consents, approvals and licenses from, exemptions of, and filings and registrations with, each Governmental Authority of the jurisdiction in which each Foreign Obligor is organized and existing, and all approvals and consents of each other Person in such jurisdiction, in each case that are required in connection with the Loan Documents.

**ARTICLE VII.**
**NEGATIVE COVENANTS**

As of the Effective Date and for so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding, the Company shall not, nor shall it permit any Subsidiary to, directly or indirectly:

**7.01** **Liens.** Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues other than Liens on Margin Stock created, incurred or assumed at a time when such Margin Stock constitutes Unrestricted Margin Stock, whether now owned or hereafter acquired, other than the following:

(a)     Liens pursuant to any Loan Document;

(b)     Liens existing on the Closing Date and listed on Schedule 7.01(b) and any renewals or extensions thereof; provided that (i) the property covered thereby is not changed, (ii) the amount secured or benefited thereby is not increased except as contemplated by Section 7.02(b), and (iii) any renewal or extension of the obligations secured or benefited thereby is permitted by Section 7.02(b);

(c)     Liens of Fisher and its Subsidiaries existing on the Closing Date and listed on Schedule 7.01(c) and Liens incurred by the Company and its Subsidiaries and Fisher and its Subsidiaries during the period between the Closing Date and the Effective Date and listed on

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Schedule 7.01(c) and permitted pursuant to the Existing Credit Agreements or the Merger Agreement and, in each case, any renewals or extensions thereof; provided that (i) the property covered thereby is not changed, (ii) the amount secured or benefited thereby is not increased except as contemplated by Section 7.02(c), and (iii) any renewal or extension of the obligations secured or benefited thereby is permitted by Section 7.02(c);

(d)     Liens on property of the Company and its Subsidiaries not reflected on the consolidated balance sheet of the Company and its Subsidiaries that are limited to amounts that have been irrevocably deposited with a financial institution;

(e)     Liens for Taxes not yet delinquent, that remain payable without penalty, or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(f)     carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which are not delinquent for a period of more than 60 days or which are being contested in good faith and by appropriate proceedings diligently conducted;

(g)     pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation;

(h)     pledges or deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(i)     easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(j)     Liens securing judgments for the payment of money or securing appeal or other surety bonds related to such judgments;

(k)     customary rights of setoff upon deposit accounts and securities accounts of cash in favor of banks or other depository institutions and securities intermediaries; provided that (i) such deposit account or securities account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company or any of its Subsidiaries owning the affected deposit account or other funds maintained with a creditor depository institution in excess of those set forth by regulations promulgated by the FRB or any foreign regulatory agency performing an equivalent function, and (ii) such deposit account or securities account is not intended by the Company or any of its Subsidiaries to provide collateral (other than such as is ancillary to the establishment of such deposit account or securities account) to the depository institution;

(l)     Liens arising under cash management pooling arrangements;

(m)     any interest or title of a lessor under any lease entered into by the Company or any of its Subsidiaries in the ordinary course of its business and covering only the assets so leased;

(n)     Liens incurred pursuant to a Permitted Receivables Securitization on the Receivables that are subject thereto; and

(o)     other Liens securing Indebtedness in an aggregate amount not to exceed, at any time outstanding, 10% of the book value of the Consolidated Total Tangible Assets of the Company and its Subsidiaries.

**7.02     Subsidiary Indebtedness.**  Permit any Subsidiary (including any Designated Borrower) that is not a Subsidiary Guarantor to create, incur, assume or suffer to exist any Indebtedness, except:

(a)     Indebtedness of Designated Borrowers under the Loan Documents;

(b)     Indebtedness outstanding on the Closing Date and listed on Schedule 7.02(b) and additional Indebtedness incurred after the Closing Date under the revolving credit arrangements listed on Schedule 7.02(b) in an aggregate principal amount at any one time outstanding not to exceed the commitments or limits existing with respect thereto on the date hereof and set forth on such Schedule and any replacements, refinancings, refundings, renewals or extensions thereof; provided that the principal amount of such Indebtedness is not increased at the time of such replacement, refinancing, refunding, renewal or extension above the commitments or limits set forth on such Schedule and the maturity thereof is not shortened to a date earlier than the maturity thereof set forth on such Schedule;

(c)     Indebtedness of Fisher and its Subsidiaries outstanding on the Closing Date and listed on Schedule 7.02(c) and Indebtedness incurred by any Subsidiary of the Company, Fisher or any of its Subsidiaries during the period between the Closing Date and the Effective Date and listed on Schedule 7.02(c) and, in each case, any refinancings, refundings, renewals or extensions thereof; provided that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder;

(d)     Indebtedness of any Subsidiary of Fisher contemplated by Fisher prior to the Effective Date and consummated after the Effective Date in an aggregate amount not to exceed, at any time outstanding, $200,000,000;

(e)     Indebtedness of any Subsidiary to the Company or to any other Subsidiary;

(f)     Guarantees by any Subsidiary in respect of Indebtedness of the Company or any other Subsidiary otherwise permitted hereunder; provided, however, that any Guarantees by Subsidiaries that are not Subsidiary Guarantors in respect of Indebtedness of the Company or any Subsidiary Guarantor shall not exceed, at any time outstanding, $50,000,000 in the aggregate; and

(g)    Indebtedness of all Subsidiaries (other than any Subsidiary Guarantor) in an aggregate principal amount not to exceed, at any time outstanding, 10% of the total book value of the Consolidated Total Tangible Assets of the Company and its Subsidiaries.

**7.03    Fundamental Changes.**    Merge, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that, so long as no Default exists or would result therefrom:

(a)    any Subsidiary may merge with (i) the Company, provided that the Company shall be the continuing or surviving Person, or (ii) any one or more other Subsidiaries, provided that when any Subsidiary Guarantor is merging with another Subsidiary, the Subsidiary Guarantor shall be the continuing or surviving Person;

(b)    any Subsidiary may Dispose of all or substantially all of its assets (i) (upon voluntary liquidation or otherwise) to the Company or to another Subsidiary or (ii) pursuant to a Disposition permitted by Section 7.04;

(c)    any Subsidiary (other than a Subsidiary Guarantor) may be wound up, liquidated or dissolved, as deemed appropriate by the Company; and

(d)    any other Person may be merged or consolidated with any Subsidiary.

**7.04    Dispositions.**    Make any Disposition (other than any property which, at the time of any Disposition, constitutes Unrestricted Margin Stock) or enter into any agreement to make any Disposition, except:

(a)    Dispositions of obsolete, surplus or worn out property, whether now owned or hereafter acquired, in the ordinary course of business;

(b)    Dispositions of inventory in the ordinary course of business;

(c)    Dispositions of equipment or real property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property;

(d)    Dispositions of property by the Company or any of its Subsidiaries to the Company or any of its Subsidiaries;

(e)    Dispositions listed on Schedule 7.04;

(f)    Disposition of Receivables pursuant to a Permitted Receivables Securitization;

(g)    Dispositions by the Company and its Subsidiaries of property pursuant to sale-leaseback transactions; and

(h)     Dispositions by the Company and its Subsidiaries not otherwise permitted under this Section 7.04; provided that (i) at the time of such Disposition, no Default exists or would result from such Disposition and (ii) the aggregate book value of all property Disposed of in reliance on this clause (h) in any fiscal year shall not exceed 10% of the book value of the total consolidated assets of the Company and its Subsidiaries in accordance with GAAP.

**7.05     Transactions with Affiliates.**  Enter into any transaction of any kind with any Affiliate of the Company, whether or not in the ordinary course of business, other than on fair and reasonable terms substantially as favorable to the Company or such Subsidiary as would be obtainable by the Company or such Subsidiary at the time in a comparable arm's length transaction with a Person other than an Affiliate; provided that the foregoing restriction shall not apply to (a) transactions between or among the Company and any of its Subsidiaries, (b) transactions otherwise permitted hereunder or (c) transactions that do not exceed, in the aggregate, $5,000,000 during any fiscal year.

**7.06     Consolidated Leverage Ratio.**  Permit the Consolidated Leverage Ratio as at the last day of any Fiscal Quarter to be greater than 3.0 to 1.0.

# ARTICLE VIII.
## EVENTS OF DEFAULT AND REMEDIES

**8.01     Events of Default.  Any of the following shall constitute an Event of Default:**

(a)     Non-Payment.  Any Borrower or any other Loan Party fails to pay (i) when and as required to be paid herein, and in the currency required hereunder, any amount of principal of any Loan or any L/C Obligation, or (ii) within five days after the same becomes due, any interest on any Loan or on any L/C Obligation, any fee due hereunder, or any other amount payable hereunder or under any other Loan Document; or

(b)     Specific Covenants.  The Company fails to perform or observe any term, covenant or agreement contained in any of Section 6.03(a), 6.05 (with respect to the existence of the Company, Fisher, any Designated Borrower or any Subsidiary Guarantor), 6.09 or Article VII or any Subsidiary Guarantor fails to perform or observe any term, covenant or agreement contained in Section 1 of the Subsidiary Guaranty; or

(c)     Other Defaults.  Any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for 30 days after the earlier of (i) a Responsible Officer of the Company having knowledge of such Default or (ii) the receipt by any Borrower or any such Loan Party of written notice from the Administrative Agent or any Lender of such Default; or

(d)     Representations and Warranties.  Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Company or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect when made or deemed made; or

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(e)    Cross-Default. (i) The Company or any Material Subsidiary (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise and after any applicable grace period) in respect of any Indebtedness (other than Indebtedness hereunder and Indebtedness under Swap Contracts) or Guarantee having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount (any such Indebtedness or Guarantee, "Threshold Indebtedness"), or (B) fails to observe or perform (after any applicable grace period) any other agreement or condition relating to any Threshold Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event (other than any such default or event arising solely out of the violation by the Company or any of its Subsidiaries of any covenant in any way restricting the Company, or any such Subsidiary's, right or ability to sell, pledge or otherwise dispose of Unrestricted Margin Stock) is to cause, or to permit the holder or holders or the beneficiary or beneficiaries of such Threshold Indebtedness (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Threshold Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Threshold Indebtedness to become payable or cash collateral in respect thereof to be demanded; or (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from any event of default under such Swap Contract as to which the Company or any Subsidiary is the Defaulting Party (as defined in such Swap Contract) and the Swap Termination Value owed by the Company or such Subsidiary as a result thereof is greater than the Threshold Amount; or

(f)    Insolvency Proceedings, Etc. Any Loan Party or any of their respective Material Subsidiaries institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for 60 calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(g)    Inability to Pay Debts; Attachment. (i) Any Loan Party or any of their respective Material Subsidiaries becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within 30 days after its issue or levy; or

(h)    Judgments. There is entered against the Company or any Material Subsidiary one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer does not dispute coverage and there is a

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period of 30 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i)     ERISA.     (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which has resulted or could reasonably be expected to result in liability of the Company under Title IV of ERISA to the Pension Plan, Multiemployer Plan or the PBGC in an aggregate amount in excess of the Threshold Amount, or (ii) the Company or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount; or

(j)     Invalidity of Loan Documents.  Any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any Loan Document; or

(k)     Change of Control.  There occurs any Change of Control.

**8.02     Remedies Upon Event of Default.**  If any Event of Default exists, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a)     declare the commitment of each Lender to make Loans and any obligation of each L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(b)     declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrowers;

(c)     require that the Company Cash Collateralize the L/C Obligations (in an amount equal to the then Outstanding Amount thereof); and

(d)     exercise on behalf of itself, the Lenders and each L/C Issuer all rights and remedies available to it, the Lenders and each L/C Issuer under the Loan Documents;

provided, however, that upon the occurrence of an actual or deemed entry of an order for relief with respect to any Borrower under the Bankruptcy Code of the United States, the obligation of each Lender to make Loans and any obligation of each L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Company to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

**8.03     Application of Funds.**  After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including Attorney Costs and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and Letter of Credit Fees) payable to the Lenders and each L/C Issuer (including Attorney Costs and amounts payable under Article III), ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit Fees and interest on the Loans, L/C Borrowings and other Obligations, ratably among the Lenders and each L/C Issuer in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans and L/C Borrowings ratably among the Lenders and each L/C Issuer in proportion to the respective amounts described in this clause Fourth held by them, and to the payment of the maximum amount of all Bankers' Acceptances then outstanding, such payment to be for the account of the applicable L/C Issuer (or to the extent Lenders have theretofore funded their participations in any such Bankers' Acceptance, ratably among such Lenders in accordance with their Applicable Percentages);

Fifth, to the Administrative Agent for the account of each L/C Issuer, to Cash Collateralize that portion of L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Company or as otherwise required by Law.

Subject to Section 2.03(c), amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause Fifth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as cash collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

## ARTICLE IX.    ADMINISTRATIVE AGENT

**9.01    Appointment and Authority.** Each of the Lenders and each L/C Issuer hereby irrevocably appoints Bank of America to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the

Lenders and each L/C Issuer, and neither any Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

**9.02    Rights as a Lender.**  The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

**9.03    Exculpatory Provisions.**  The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents.  Without limiting the generality of the foregoing, the Administrative Agent:

(a)    shall not be subject to any fiduciary or other implied duties, regardless of whether a Default exists;

(b)    shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(c)    shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any of the Borrowers or any of their respective Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

The Administrative Agent shall not be liable to any Lender for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct.  The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Company, a Lender or an L/C Issuer.

The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the

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performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

9.04    **Reliance by Administrative Agent.**

The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an L/C Issuer, the Administrative Agent may presume that such condition is satisfactory to such Lender or such L/C Issuer unless the Administrative Agent shall have received notice to the contrary from such Lender or such L/C Issuer prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Company), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

9.05    **Delegation of Duties.** The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent selected by it with reasonable care and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

9.06    **Resignation of Administrative Agent; Resignation of L/C Issuers.**

(a)    The Administrative Agent may at any time give notice of its resignation to the Lenders, each L/C Issuer and the Company. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with and subject to approval by the Company (such approval not to be unreasonably withheld or delayed), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and each L/C Issuer and subject to approval by the Company (such approval not to be unreasonably withheld or delayed), appoint a successor Administrative Agent

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meeting the qualifications set forth above; <u>provided</u> that if the Administrative Agent shall notify the Company and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (ii) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and each L/C Issuer directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section.  Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section).  The fees payable by the Company to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Company and such successor.  After the retiring Administrative Agent's resignation hereunder and under the other Loan Documents, the provisions of this Article and <u>Section 10.04</u> shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

(b)     Any resignation by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as an L/C Issuer and Swing Line Lender.  Upon the acceptance of a successor's appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of such retiring L/C Issuer and the retiring Swing Line Lender, (ii) such retiring L/C Issuer and the retiring Swing Line Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (iii) such successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to such retiring L/C Issuer to effectively assume the obligations of such retiring L/C Issuer with respect to such Letters of Credit.

(c)     Barclays may at any time give notice of its resignation as an L/C Issuer to the Administrative Agent.  Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with and subject to approval by the Company (such approval not to be unreasonably withheld or delayed), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States.  If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring L/C Issuer gives notice of its resignation, then the retiring L/C Issuer may appoint a successor L/C Issuer meeting the qualifications set forth above; <u>provided</u> that if the retiring L/C Issuer shall notify the Company and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice.  Upon the acceptance of a successor's appointment as an L/C Issuer hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of such retiring L/C Issuer, (ii) such retiring L/C Issuer shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents, and (iii) such successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to such retiring L/C Issuer to effectively assume the obligations of such retiring L/C Issuer with respect to such Letters of Credit.

**9.07** **Non-Reliance on Administrative Agent and Other Lenders.** Each Lender and each L/C Issuer acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and each L/C Issuer also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

**9.08** **No Other Duties, Etc.** Anything herein to the contrary notwithstanding, none of the Arrangers, Syndication Agent or Documentation Agent listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or an L/C Issuer hereunder.

**9.09** **Administrative Agent May File Proofs of Claim.** In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on any Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a)     to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, each L/C Issuer and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, each L/C Issuer and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, each L/C Issuer and the Administrative Agent under Sections 2.03(i) and (j), 2.09 and 10.04) allowed in such judicial proceeding; and

(b)     to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each L/C Issuer to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders and each L/C Issuer, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.09 and 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any L/C Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or any L/C Issuer to authorize the Administrative Agent to vote in respect of the claim of any Lender or any L/C Issuer in any such proceeding.

**9.10    Guaranty Matters.**  The Lenders and each L/C Issuer irrevocably authorize the Administrative Agent, at its option and in its discretion, to release any Subsidiary Guarantor from its obligations under the Subsidiary Guaranty if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder.  Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent's authority to release any Subsidiary Guarantor from its obligations under the Subsidiary Guaranty pursuant to this Section 9.10.

## ARTICLE X.
## MISCELLANEOUS

**10.01   Amendments, Etc.**  No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Company or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Company or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that no such amendment, waiver or consent shall:

(a)    waive any condition set forth in Section 4.01 without the written consent of each Lender;

(b)    extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to Section 8.02) without the written consent of such Lender;

(c)    postpone any date fixed by this Agreement or any other Loan Document for any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby;

(d)    amend Section 1.06 or the definition of "Alternative Currency" without the written consent of each Lender;

(e)    reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Borrowing, or (subject to clause (v) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender directly affected thereby; provided, however, that only the consent of the Required

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Lenders shall be necessary to amend the definition of "Default Rate" or to waive any obligation of any Borrower to pay interest or Letter of Credit Fees at the Default Rate;

(f)     change Section 2.13 or Section 8.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender;

(g)     change any provision of this Section or the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder without the written consent of each Lender; or

(h)     except as is permitted by Section 9.10, release the Company from the Company Guaranty or all or substantially all of the value of the Subsidiary Guaranty without the written consent of each Lender;

and, provided further, that (i) no amendment, waiver or consent shall, unless in writing and signed by each L/C Issuer in addition to the Lenders required above, affect the rights or duties of any L/C Issuer under this Agreement or any Issuer Document relating to any Letter of Credit or Bankers' Acceptance issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Swing Line Lender in addition to the Lenders required above, affect the rights or duties of the Swing Line Lender under this Agreement; (iii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; (iv) Section 10.06(h) may not be amended, waived or otherwise modified without the consent of each Granting Lender all or any part of whose Loans are being funded by an SPC at the time of such amendment, waiver or other modification; and (v) each Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder, except that the Commitment of such Lender may not be increased or extended without the consent of such Lender.

### 10.02  Notices; Effectiveness; Electronic Communication.

(a)     Notices Generally.  Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)     if to a Borrower, the Administrative Agent, an L/C Issuer or the Swing Line Lender, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 10.02; and

(ii)     if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire.

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Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient).  Notices delivered through electronic communications to the extent provided in subsection (b) below, shall be effective as provided in such subsection (b).

(b)      Electronic Communications.  Notices and other communications to the Lenders and each L/C Issuer hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender or the L/C Issuer pursuant to Article II if such Lender or the L/C Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication.  The Administrative Agent or the Company may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)      The Platform.  Each Borrower hereby acknowledges that the Administrative Agent and/or the Arrangers will make available to the Lenders and the L/C Issuers materials and/or information provided by or on behalf of such Borrower hereunder (collectively, "Borrower Materials") by posting the Borrower Materials on IntraLinks or another similar electronic system (the "Platform").  THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE."  THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM.  In no event shall the Administrative Agent or any of its Related Parties (collectively, the "Agent Parties") have any liability to any Borrower, any Lender, any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of any Borrower's or the Administrative Agent's transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to any Borrower, any Lender, any L/C Issuer or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d)     Change of Address, Etc.  Each of the Borrowers, the Administrative Agent, each L/C Issuer and the Swing Line Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto.  Each other Lender may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Company, the Administrative Agent, each L/C Issuer and the Swing Line Lender.  In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

(e)     Reliance by Administrative Agent, L/C Issuers and Lenders.  The Administrative Agent, each L/C Issuer and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices and Swing Line Loan Notices) purportedly given by or on behalf of any Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof.  The Company shall indemnify the Administrative Agent, each L/C Issuer, each Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of any Borrower.  All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

**10.03  No Waiver; Cumulative Remedies.**  No failure by any Lender, any L/C Issuer or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

**10.04  Expenses; Indemnity; Damage Waiver.**

(a)     Costs and Expenses.  The Company shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the Attorney Costs of the Administrative Agent), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable out-of-pocket expenses incurred by each L/C

Issuer in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all out-of-pocket expenses incurred by the Administrative Agent, any Lender or any L/C Issuer (including the Attorney Costs of the Administrative Agent, the Lenders and the L/C Issuers) in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)     Indemnification by the Company.  The Company shall indemnify and hold harmless the Administrative Agent (and any sub-agent thereof selected by it with reasonable care), each Lender and each L/C Issuer, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") from and against (and will reimburse each Indemnitee as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including Attorney Costs), in each case, arising out of or in connection with or by reason of (including in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder, the consummation of the transactions contemplated hereby or thereby, or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents or (ii) any Loan or Letter of Credit or Bankers' Acceptance or the use or proposed use of the proceeds therefrom (including any refusal by an L/C Issuer to honor a demand for payment under a Letter of Credit or a Bankers' Acceptance if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), except to the extent such claim, damage, loss, liability or expense is found to have resulted from such Indemnitees' gross negligence or willful misconduct.  The Company agrees that no Indemnitee shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its Subsidiaries or Affiliates or the Company's respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined to have resulted from such Indemnitee's gross negligence, breach of contract or willful misconduct.  Notwithstanding any other provision of this Agreement, no Indemnitee shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems other than damages resulting from its gross negligence, breach of contract or willful misconduct.  If legally permitted, any Indemnitee shall promptly notify the Company in writing of any claim or action by a third party for which the Indemnitee plans to seek indemnification hereunder; provided that no failure or delay by any Indemnitee to so provide such notice shall relieve the Company from any liability or obligation hereunder except to the extent of any prejudice, damage or liability caused by or arising out of such delay or failure.  The Company shall have the right to control the defense or settlement of any such claim or action and to select counsel with respect thereto, which counsel shall be subject to the approval of the Indemnitee (such approval not to be unreasonably withheld or delayed); provided, however, that the Company shall not consent to any settlement or to the entry of any judgment with respect to such claim or action that does not include a complete release of the Indemnitee from all liability with respect thereto or which imposes any liability or obligation on

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the Indemnitee without the prior written consent of the Indemnitee. Notwithstanding the Company's right to appoint counsel to represent the Indemnitee in an action, the Indemnitee shall have the right to employ separate counsel (including local counsel) if (i) the use of counsel chosen by the Company to represent the Indemnitee would present such counsel with a conflict of interest or (ii) the Company shall not have employed counsel satisfactory to the Indemnitee to represent the Indemnitee within a reasonable time after notice of the institution of such action. It is understood that the Company shall not, in connection with any action or claim or related actions or claims, be liable for fees and expenses of more than one primary such separate counsel (and at least one local counsel in each affected jurisdiction to the extent reasonably necessary) for all of the Indemnitees.

(c)     <u>Reimbursement by Lenders</u>. To the extent that the Company for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), any L/C Issuer or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), such L/C Issuer or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, <u>provided</u> that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or such L/C Issuer in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or any L/C Issuer in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of <u>Section 2.12(d)</u>.

(d)     <u>Waiver of Consequential Damages, Etc.</u> To the fullest extent permitted by applicable law, no Borrower shall assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee.

(e)     <u>Payments</u>. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(f)     <u>Survival</u>. The agreements in this Section shall survive the resignation of the Administrative Agent, any L/C Issuer and the Swing Line Lender, the replacement of any Lender, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.

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1 **10.05  Payments Set Aside.**  To the extent that any payment by or on behalf of any
2 Borrower is made to the Administrative Agent, any L/C Issuer or any Lender, or the
3 Administrative Agent, any L/C Issuer or any Lender exercises its right of setoff, and such
4 payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared
5 to be fraudulent or preferential, set aside or required (including pursuant to any settlement
6 entered into by the Administrative Agent, such L/C Issuer or such Lender in its discretion) to be
7 repaid to a trustee, receiver or any other party, in connection with any proceeding under any
8 Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part
9 thereof originally intended to be satisfied shall be revived and continued in full force and effect
10 as if such payment had not been made or such setoff had not occurred, and (b) each Lender and
11 each L/C Issuer severally agrees to pay to the Administrative Agent upon demand its applicable
12 share (without duplication) of any amount so recovered from or repaid by the Administrative
13 Agent, plus interest thereon from the date of such demand to the date such payment is made at a
14 rate per annum equal to the applicable Overnight Rate from time to time in effect, in the
15 applicable currency of such recovery or payment.  The obligations of the Lenders and each L/C
16 Issuer under clause (b) of the preceding sentence shall survive the payment in full of the
17 Obligations and the termination of this Agreement.

18 **10.06  Successors and Assigns.**

19 (a)  <u>Successors and Assigns Generally</u>.  The provisions of this Agreement shall be
20 binding upon and inure to the benefit of the parties hereto and their respective successors and
21 assigns permitted hereby, except that neither any Borrower nor any other Loan Party may assign
22 or otherwise transfer any of its rights or obligations hereunder without the prior written consent
23 of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer
24 any of its rights or obligations hereunder except (i) to an assignee in accordance with the
25 provisions of subsection (b) of this Section, (ii) by way of participation in accordance with the
26 provisions of subsection (d) of this Section, (iii) by way of pledge or assignment of a security
27 interest subject to the restrictions of subsection (f) of this Section, or (iv) to an SPC in
28 accordance with the provisions of subsection (h) of this Section (and any other attempted
29 assignment or transfer by any party hereto shall be null and void).  Nothing in this Agreement,
30 expressed or implied, shall be construed to confer upon any Person (other than the parties hereto,
31 their respective successors and assigns permitted hereby, Participants to the extent provided in
32 subsection (d) of this Section  and, to the extent expressly contemplated hereby, the Related
33 Parties of each of the Administrative Agent, each L/C Issuer and the Lenders) any legal or
34 equitable right, remedy or claim under or by reason of this Agreement.

35 (b)  <u>Assignments by Lenders</u>.  Any Lender may at any time assign to one or more
36 assignees all or a portion of its rights and obligations under this Agreement (including all or a
37 portion of its Commitment and the Loans (including for purposes of this subsection (b),
38 participations in L/C Obligations and in Swing Line Loans) at the time owing to it); <u>provided</u>
39 that any such assignment shall be subject to the following conditions:

40 (i)  <u>Minimum Amounts</u>.

41 (A)  in the case of an assignment of the entire remaining amount of the
42 assigning Lender's Commitment and the Loans at the time owing to it or in the

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case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)     in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of such Trade Date, shall not be less than $5,000,000 unless each of the Administrative Agent and, so long as no Event of Default exists, the Company otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single assignee (or to an assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met.

(ii)     Proportionate Amounts.  Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement with respect to the Loans or the Commitment assigned, except that this clause (ii) shall not apply to the Swing Line Lender's rights and obligations in respect of Swing Line Loans;

(iii)     Required Consents.  No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A)     the consent of the Company (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default exists at the time of such assignment or (2) such assignment is to an existing Lender;

(B)     the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required if such assignment is to any Person that is not an existing Lender;

(C)     the consent of each L/C Issuer (such consent not to be unreasonably withheld or delayed) shall be required for any assignment that increases the obligation of the assignee to participate in exposure under one or more Letters of Credit (whether or not then outstanding); and

(D)     the consent of the Swing Line Lender (such consent not to be unreasonably withheld or delayed) shall be required for any assignment unless the assignee is an existing Lender.

(iv)     Assignment and Assumption.  The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $3,500; provided, however, that

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the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any tax forms required by Section 3.01(e).

(v)     No Assignment to Company.  No such assignment shall be made to the Company or any of the Company's Affiliates or Subsidiaries.

(vi)     No Assignment to Natural Persons.  No such assignment shall be made to a natural person.

(vii)     No Assignment Resulting in Additional Indemnified Taxes.  No such assignment shall be made to any Person that, through its Lending Offices, is not capable of lending the applicable Alternative Currencies to the relevant Borrowers without the imposition of any additional Indemnified Taxes.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of  Sections 3.01, 3.04, 3.05, and 10.04 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, each Borrower (at its expense) shall execute and deliver a Note to the assignee Lender.  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with subsection (d) of this Section.

(c)     Register.  The Administrative Agent, acting solely for this purpose as an agent of the Borrowers, shall maintain at the Administrative Agent's Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders and L/C Issuers, and the Commitments of, and principal amounts and interest of the Loans and L/C Obligations owing to, each Lender and L/C Issuer pursuant to the terms hereof from time to time (the "Register").  The entries in the Register shall be conclusive, and the Borrowers, the Administrative Agent, the L/C Issuers and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The right, title, and interest of any Lender and L/C Issuer shall be transferable only upon notation of such transfer in the Register.  The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)     Participations.  Any Lender may at any time, without the consent of, or notice to, any Borrower or the Administrative Agent, sell participations to any Person (other than a natural person or the Company or any of the Company's Affiliates or Subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender's participations in L/C Obligations and/or Swing Line Loans) owing to it); provided that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Administrative Agent, the Lenders and each L/C Issuer shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01 that affects such Participant. Subject to subsection (e) of this Section, each Borrower agrees that each Participant shall be entitled, through the applicable Lender, to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to subsection (b) of this Section. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender, provided such Participant agrees to be subject to Section 2.13 as though it were a Lender.

(e)     Limitations upon Participant Rights.  A Participant shall not be entitled to receive any greater payment under Section 3.01, 3.04 or 3.05 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant. Without limiting the foregoing, a Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Company is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrowers, to comply with Section 3.01(e) as though it were a Lender.

(f)     Certain Pledges.  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note(s), if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g)     Electronic Execution of Assignments.  The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

(h)    Special Purpose Funding Vehicles.  Notwithstanding anything to the contrary contained herein, any Lender (a "Granting Lender") may grant to a special purpose funding vehicle identified as such in writing from time to time by the Granting Lender to the Administrative Agent and the Company (an "SPC") the option to provide all or any part of any Committed Loan that such Granting Lender would otherwise be obligated to make pursuant to this Agreement; provided that (i) nothing herein shall constitute a commitment by any SPC to fund any Committed Loan, and (ii) if an SPC elects not to exercise such option or otherwise fails to make all or any part of such Committed Loan, the Granting Lender shall be obligated to make such Committed Loan pursuant to the terms hereof or, if it fails to do so, to make such payment to the Administrative Agent as is required under Section 2.12(b)(ii).  Each party hereto hereby agrees that (i) neither the grant to any SPC nor the exercise by any SPC of such option shall increase the costs or expenses or otherwise increase or change the obligations of the Borrowers under this Agreement (including its obligations under Section 3.04), (ii) no SPC shall be liable for any indemnity or similar payment obligation under this Agreement for which a Lender would be liable, and (iii) the Granting Lender shall for all purposes, including the approval of any amendment, waiver or other modification of any provision of any Loan Document, remain the lender of record hereunder.  The making of a Committed Loan by an SPC hereunder shall utilize the Commitment of the Granting Lender to the same extent, and as if, such Committed Loan were made by such Granting Lender.  In furtherance of the foregoing, each party hereto hereby agrees (which agreement shall survive the termination of this Agreement) that, prior to the date that is one year and one day after the payment in full of all outstanding commercial paper or other senior debt of any SPC, it will not institute against, or join any other Person in instituting against, such SPC any bankruptcy, reorganization, arrangement, insolvency, or liquidation proceeding under the laws of the United States or any State thereof.  Notwithstanding anything to the contrary contained herein, any SPC may (i) with notice to, but without prior consent of the Company and the Administrative Agent and with the payment of a processing fee in the amount of $2,500, assign all or any portion of its right to receive payment with respect to any Committed Loan to the Granting Lender and (ii) disclose on a confidential basis any non-public information relating to its funding of Committed Loans to any rating agency, commercial paper dealer or provider of any surety or Guarantee or credit or liquidity enhancement to such SPC.

(i)    Resignation as L/C Issuer or Swing Line Lender after Assignment.  Notwithstanding anything to the contrary contained herein, if at any time Bank of America or Barclays assigns all of its Commitment and Loans pursuant to subsection (b) above, (i) Bank of America or Barclays may, upon 30 days' notice to the Company and the Lenders, resign as an L/C Issuer and/or (ii) Bank of America may, upon 30 days' notice to the Company, resign as Swing Line Lender.  In the event of any such resignation as an L/C Issuer or Swing Line Lender, the Company shall be entitled to appoint from among the Lenders a successor L/C Issuer or Swing Line Lender hereunder; provided, however, that no failure by the Company to appoint any such successor shall affect the resignation of Bank of America or Barclays as an L/C Issuer or Bank of America as Swing Line Lender, as the case may be.  If Bank of America or Barclays resigns as an L/C Issuer, it shall retain all the rights, powers, privileges and duties of an L/C Issuer hereunder with respect to all Letters of Credit and Bankers' Acceptances outstanding, and all Bankers' Acceptances issuable under ay Acceptance Credit outstanding,  as of the effective date of its resignation as an L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Committed Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c)).  If Bank of America resigns as Swing Line

Lender, it shall retain all the rights of the Swing Line Lender provided for hereunder with respect to Swing Line Loans made by it and outstanding as of the effective date of such resignation, including the right to require the Lenders to make Base Rate Committed Loans or fund risk participations in outstanding Swing Line Loans pursuant to Section 2.04(c).  Upon the appointment of a successor L/C Issuer and/or Swing Line Lender, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of such retiring L/C Issuer or Swing Line Lender, as the case may be, and (b) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to Bank of America or to Barclays to effectively assume the obligations of Bank of America or Barclays, as the case may be, with respect to such Letters of Credit.

**10.07 Treatment of Certain Information; Confidentiality.**  Each of the Administrative Agent, the Lenders and each L/C Issuer agrees on its own behalf and on behalf of its Affiliates to keep confidential all non-public Information provided to it by the Company, Fisher or any of their respective Subsidiaries pursuant to or in connection with this Agreement; provided that nothing herein shall prevent the Administrative Agent, the Lenders and each L/C Issuer from disclosing any such Information (a) subject to an express agreement to maintain the confidentiality of such Information in compliance with the provisions of this Section 10.07 to an Affiliate of the Administrative Agent, the Lenders or any L/C Issuer, solely for the purposes of, or otherwise in connection with, this Agreement, (b) subject to an express agreement to maintain the confidentiality of such Information in compliance with the provisions of this Section 10.07, to any actual or prospective transferee or any direct or indirect counterparty to any Swap Agreement (or any professional advisor to such counterparty), (c) to its employees, directors, agents, attorneys, accountants and other professional advisors or those of any of its Affiliates, or of any Affiliate of any Lender, in each case who have a need to know such Information in accordance with customary business practices (it being understood that the person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (d) upon the request or demand of any governmental authority, (e) in response to any order of any court or other governmental authority or as may otherwise be required pursuant to any requirement of law, (f) if required to do so in connection with any litigation or similar proceeding, (g) that has been publicly disclosed, other than as a result of a disclosure by the Administrative Agent, any Lender or any L/C Issuer or any of their respective employees, directors, agents, attorneys, accountants and other professional advisors or those of any of their respective affiliates, in violation of this paragraph, or (h) in connection with the exercise of any remedy hereunder or the Fee Letter.  Unless specifically prohibited by applicable law or court order, the Administrative Agent, any Lender or any L/C Issuer shall, prior to any disclosure under clause (d), (e) or (f) above to (x) any governmental authority that does not have supervisory, regulatory or other similar authority with respect to the Administrative Agent, such Lender or such L/C Issuer and that is seeking such disclosure solely in connection with an investigation, litigation or other proceeding that does not otherwise involve the Administrative Agent, such Lender or such L/C Issuer or (y) any other person that is not a governmental authority, notify the Company of any request for the disclosure of any such non-public Information so as to provide the Company with the reasonable opportunity to obtain a protective order or other comparable relief.  None of the Administrative Agent, any Lender or any L/C will make available to the Company or any of its Affiliates confidential Information that they have obtained or may obtain from any other customer.  The Administrative Agent, each

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Lender and each L/C Issuer are permitted to access, use and share with any of their respective bank or non-bank Affiliates, agents, advisors (legal or otherwise) or representatives any Information concerning the Company or any of its Affiliates that is or may come into the possession of the Administrative Agent, any Lender or such L/C Issuer or any of such Affiliates; provided, however, that, in each case, such Information shall be used solely in connection with this Credit Agreement.

For purposes of this Section, "Information" means all information received from the Company or any Subsidiary relating to the Company or any Subsidiary or any of their respective businesses other than any such information that is available to the Administrative Agent, any Lender or any L/C Issuer on a nonconfidential basis prior to disclosure by the Company or any Subsidiary after the date hereof.

Each of the Administrative Agent, the Lenders and each L/C Issuer acknowledges that (a) the Information may include material non-public information concerning the Company or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including Federal and state securities Laws.

**10.08  Right of Setoff.**  If an Event of Default shall exists, each Lender, each L/C Issuer and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, such L/C Issuer or any such Affiliate to or for the credit or the account of any Borrower or any other Loan Party against any and all of the obligations of such Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or such L/C Issuer, irrespective of whether or not such Lender or such L/C Issuer shall have made any demand under this Agreement or any other Loan Document and although such obligations of such Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender or such L/C Issuer different from the branch or office holding such deposit or obligated on such indebtedness.  The rights of each Lender, each L/C Issuer and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such L/C Issuer or their respective Affiliates may have.  Notwithstanding anything to the contrary contained herein, each Lender, each L/C Issuer and their respective Affiliates shall have no right to set off and apply any deposits held or other obligations owing by such Lender, such L/C Issuer or any such Affiliate to or for the credit or the account of any Foreign Obligor against any of the obligations of any Borrower which is not a Foreign Obligor. Each Lender and each L/C Issuer agrees to notify the Company and the Administrative Agent promptly after any such setoff and application, provided that the failure to give such notice shall not affect the validity of such setoff and application.

**10.09  Interest Rate Limitation.**  Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate").  If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Company. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

**10.10 Counterparts; Integration; Effectiveness.** This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Sections 4.01 and 4.02, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy shall be effective as delivery of a manually executed counterpart of this Agreement.

**10.11 Survival of Representations and Warranties.** All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof.

**10.12 Severability.** If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

**10.13 Replacement of Lenders.** If any Lender requests compensation under Section 3.04, if any Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, if any Lender is a Defaulting Lender, if the obligation of any Lender to make or continue Eurocurrency Rate Loans is suspended pursuant to Section 3.02, if any Lender is a Non-Participating Lender, if any Lender is a Non-Extending Lender, or if any Lender (a "Non-Consenting Lender") refuses to consent to an amendment, modification or waiver of this Agreement that, pursuant to Section 10.01, requires consent of 100% of the Lenders or if any other circumstance exists hereunder that gives the Company the right to replace a Lender as a party hereto, then the Company may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to execute an Assignment and Assumption (the Administrative Agent being hereby authorized to execute any Assignment and Assumption on behalf of such Lender relating to the assignment of Loans and/or Commitments of such Lender) assigning and

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delegating, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, <u>Section 10.06</u>), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), <u>provided</u> that:

(a)    the Company shall have paid (or caused a Designated Subsidiary to pay) to the Administrative Agent the assignment fee specified in <u>Section 10.06(b)</u>;

(b)    such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and L/C Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under <u>Section 3.05</u>) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Company or applicable Designated Borrower (in the case of all other amounts);

(c)    in the case of any such assignment resulting from a claim for compensation under <u>Section 3.04</u> or payments required to be made pursuant to <u>Section 3.01</u>, such assignment will result in a reduction in such compensation or payments thereafter;

(d)    in the event such Lender is a Non-Consenting Lender, each assignee shall consent, at the time of such assignment, to each matter in respect of which such Lender was a Non-Consenting Lender and the Company also requires each other Lender that is a Non-Consenting Lender to assign its Loans and Commitments; and

(e)    such assignment does not conflict with applicable Laws.

**10.14  Governing Law; Jurisdiction; Etc.**

(a)    <u>GOVERNING LAW</u>.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)    <u>SUBMISSION TO JURISDICTION</u>.  EACH BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT.  EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT NOT SUBJECT TO FURTHER APPEAL IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.  NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN

DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY L/C ISSUER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST ANY BORROWER OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)     WAIVER OF VENUE.  EACH BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)     SERVICE OF PROCESS.  EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02.  NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

**10.15  Waiver of Jury Trial.**  EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

**10.16  No Advisory or Fiduciary Responsibility.**  In connection with all aspects of each transaction contemplated hereby, each Borrower and each other Loan Party acknowledges and agrees, and acknowledges its Affiliates' understanding, that: (a) the credit facilities provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document) are an arm's-length commercial transaction between the Borrowers, the other Loan Parties and their respective Affiliates, on the one hand, and the Administrative Agent and the Arrangers, on the other hand, and the Borrowers and the other Loan Parties are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver or other modification hereof or thereof); (b) in connection with the process leading to such transaction, the Administrative Agent and each Arranger each is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for the Borrowers, any other Loan Parties or any of their respective Affiliates, stockholders, creditors or employees or any other Person; (c) neither the Administrative Agent nor any Arranger has assumed or will assume an advisory, agency or fiduciary responsibility in favor of any Borrower or any other Loan Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Loan Document (irrespective of whether the Administrative Agent or any Arranger has advised or is currently advising the Borrowers, the other Loan Parties or any of their respective Affiliates on other matters) and neither the Administrative Agent nor any Arranger has any obligation to the Borrowers, the other Loan Parties or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; (d) the Administrative Agent and the Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower, the other Loan Parties and their respective Affiliates, and neither the Administrative Agent nor any Arranger has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (e) the Administrative Agent and the Arrangers have not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and each of the Borrower and the other Loan Parties has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate.  Each Borrower and each other Loan Party hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against the Administrative Agent and the Arrangers with respect to any breach or alleged breach of agency or fiduciary duty**.**

**10.17  USA PATRIOT Act Notice.**  Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies the Borrower, which information includes the name and address of each Borrower and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Borrower in accordance with the Act.

**10.18  Judgment Currency.**  If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given.  The obligation of each Borrower in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the "Agreement Currency"), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent

1    may in accordance with normal banking procedures purchase the Agreement Currency with the
2    Judgment Currency.  If the amount of the Agreement Currency so purchased is less than the sum
3    originally due to the Administrative Agent from any Borrower in the Agreement Currency, such
4    Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify
5    the Administrative Agent or the Person to whom such obligation was owing against such loss.  If
6    the amount of the Agreement Currency so purchased is greater than the sum originally due to the
7    Administrative Agent in such currency, the Administrative Agent agrees to return the amount of
8    any excess to such Borrower (or to any other Person who may be entitled thereto under
9    applicable law).

SF1:636860

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

**THERMO ELECTRON CORPORATION**

By: <u>        /s/ Kenneth J. Apicerno        </u>

Name: <u>        Kenneth J. Apicerno        </u>

Title: <u>        Treasurer        </u>

BANK OF AMERICA, N.A., as
Administrative Agent


By:    /s/ Kevin L. Ahart
Name:   Kevin L. Ahart
Title:    Assistant Vice President

**BANK OF AMERICA, N.A.,** as a Lender, L/C Issuer and Swing Line Lender

By:    /s/ Richard C. Hardison

Name:    Richard C. Hardison

Title:    Vice President

**BANC OF AMERICA SECURITIES LLC,** as Joint Lead Arranger and Book Manager


By:    /s/ K. James Pirouz

Name:    K. James Pirouz

Title:    Principal

**BARCLAYS BANK PLC,** as a Lender, L/C Issuer and Syndication Agent

By:    /s/ David Barton

Name:    David Barton

Title:    Associate Director

**BARCLAYS CAPITAL,** as Joint Lead Arranger and Joint Book Manager

By:    /s/ David Barton

Name:    David Barton

Title:    Associate Director

**ABN AMRO Bank NV**, as a Lender


By:    /s/ Alex Blodi
Name:    Alex Blodi
Title:    Managing Director


By:    /s/ David Carrington
Name:    David Carrington
Title:    Director


**Deutsche Bank AG New York Branch**, as a Lender


By:    /s/ Frederick W. Laird
Name:    Frederick W. Laird
Title:    Managing Director


By:    /s/ Ming K. Chu
Name:    Ming K. Chu
Title:    Vice President


**JPMorgan Chase Bank, N.A.**, as a Lender


By:    /s/ Dawn Lee Kim
Name:    Dawn Lee Kim
Title:    Vice President


**The Bank of Nova Scotia**, as a Lender


By:    /s/ Dana C. Maloney
Name:    Dana C. Maloney
Title:    Managing Director


**The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch**, as a Lender


By:    /s/ Lillian Kim
Name:    Lillian Kim
Title:    Authorized Signatory

**BNP Paribas**, as a Lender

By:    /s/ Richard DaCosta
Name:    Richard DaCosta
Title:    Director


By:    /s/ Rick Pace
Name:    Rick Pace
Title:    Managing Director


**CALYON NEW YORK BRANCH**, as a Lender

By:    /s/ Thomas Randolph
Name:    Thomas Randolph
Title:    Managing Director

By:    /s/ Douglas Weir
Name:    Douglas Weir
Title:    Director


**HSBC Bank USA, National Association**, as a Lender

By:    /s/ Jeffrey Wieser
Name:    Jeffrey Wieser
Title:    Managing Director


**KeyBank National Association**, as a Lender

By:    /s/ Jeff Kalinowski
Name:    Jeff Kalinowski
Title:    Senior Vice President


**SUMITOMO MITSUI BANKING CORPORATION**, as a Lender

By:    /s/ Shigeru Tsuru
Name:    Shigeru Tsuru
Title:    Joint General Manager

**Banca Intesa S.p.A.**, as a Lender

By:    /s/ Frank Maffei

Name:    Frank Maffei

Title:    Vice President

By:    /s/ Francesco DiMario

Name:    Francesco DiMario

Title:    First Vice President

**Mizuho Corporate Bank (USA)**, as a Lender

By:    /s/ Takahiko Ueda

Name:    Takahiko Ueda

Title:    Senior Vice President

**ING CAPITAL LLC**, as a Lender

By:    /s/ Michael P. Garvin, Jr.

Name:    Michael P. Garvin, Jr.

Title:    Managing Director

**WILLIAM STREET COMMITMENT CORPORATION (Recourse only to assets of William Street Commitment Corporation**), as a Lender

By:    /s/ Mark Walton

Name:    Mark Walton

Title:    Assistant Vice President

**Bank of China, New York Branch**, as a Lender

By:    /s/ Xiaojing Li

Name:    Xiaojing Li

Title:    General Manager

**NORDEA BANK FINLAND PLC**, as a Lender

By:  /s/ Henrik M. Steffensen
Name:  Henrik M. Steffensen
Title:  Senior Vice President

By:  /s/ Kraen Holm-Jorgensen
Name:  Kraen Holm-Jorgensen
Title:  Senior Vice President

**FORM OF COMMITTED LOAN NOTICE**

Date:  _____, _____

To:    Bank of America, N.A., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of August 29, 2006 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement;" the terms defined therein being used herein as therein defined), among Thermo Electron Corporation, a Delaware corporation (the "Company"), the Designated Borrowers from time to time party thereto, the Lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, and Barclays Bank PLC, as L/C Issuer.

The Company hereby requests, on behalf of itself or, if applicable, the Designated Borrower referenced in item 6 below (the "Applicable Designated Borrower")(select one):

☐ A Borrowing of Committed Loans          ☐ A conversion or continuation of Loans

1.    On _____ (a Business Day).

2.    In the amount of $_____.

3.    Comprised of _____.
              [Type of Committed Loan requested]

4.    In the following currency: _____

5.    For Eurocurrency Rate Loans:  with an Interest Period of __ months.

6.    On behalf of _____ [insert name of applicable Designated Borrower].

The Committed Borrowing, if any, requested herein complies with the provisos to the first sentence of Section 2.01 of the Agreement.

**THERMO ELECTRON CORPORATION**

By:  _____

Name:  _____

Title:  _____

A - 1

Form of Committed Loan Notice

**FORM OF SWING LINE LOAN NOTICE**

Date: _____, \_\_\_\_\_

To: Bank of America, N.A., as Swing Line Lender
Bank of America, N.A., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of August 29, 2006 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement;" the terms defined therein being used herein as therein defined), among Thermo Electron Corporation, a Delaware corporation (the "Company"), the Designated Borrowers from time to time party thereto, the Lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, and Barclays Bank PLC, as L/C Issuer.

The undersigned hereby requests a Swing Line Loan:

1. On _____ (a Business Day).

2. In the amount of $_____.

The Swing Line Borrowing requested herein complies with the requirements of the provisos to the first sentence of Section 2.04(a) of the Agreement.

**THERMO ELECTRON CORPORATION**

By: _____

Name: _____

Title: _____

*EXHIBIT C*

**FORM OF NOTE**

_____

FOR VALUE RECEIVED, the undersigned (the "<u>Borrower</u>") hereby promises to pay to _____ or registered assigns (the "<u>Lender</u>"), in accordance with the provisions of the Agreement (as hereinafter defined), the principal amount of each Loan from time to time made by the Lender to the Borrower under that certain Credit Agreement, dated as of August 29, 2006 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "<u>Agreement</u>;" the terms defined therein being used herein as therein defined), among Thermo Electron Corporation, a Delaware corporation (the "<u>Company</u>"), the Designated Borrowers from time to time party thereto, the Lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, and Barclays Bank PLC, as L/C Issuer.

The Borrower promises to pay interest on the unpaid principal amount of each Loan from the date of such Loan until such principal amount is paid in full, at such interest rates and at such times as provided in the Agreement. Except as otherwise provided in <u>Section 2.04(f)</u> of the Agreement with respect to Swing Line Loans, all payments of principal and interest shall be made to the Administrative Agent for the account of the Lender in the currency in which such Committed Loan was denominated and in Same Day Funds at the Administrative Agent's Office for such currency. If any amount is not paid in full when due hereunder, such unpaid amount shall bear interest, to be paid upon demand, from the due date thereof until the date of actual payment (and before as well as after judgment) computed at the per annum rate set forth in the Agreement.

This Note is one of the Notes referred to in the Agreement, is entitled to the benefits thereof and may be prepaid in whole or in part subject to the terms and conditions provided therein. This Note is also entitled to the benefits of the [Company Guaranty][Subsidiary Guaranty]. Upon the occurrence and continuation of one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable all as provided in the Agreement. Loans made by the Lender shall be evidenced by one or more loan accounts or records maintained by the Lender in the ordinary course of business. The Lender may also attach schedules to this Note and endorse thereon the date, amount, currency and maturity of its Loans and payments with respect thereto.

No transfer by the Lender of any interest of the Lender in this Note or in the right to receive any payments hereunder shall be effective unless and until a book entry of such transfer is made upon the Register referred to in the Agreement.

The Borrower, for itself, its successors and assigns, hereby waives diligence, presentment, protest and demand and notice of protest, demand, dishonor and non-payment of this Note.

1　　　　THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE
2　WITH THE LAWS OF THE STATE OF NEW YORK.

3　　　　　　　　　　　　　　　　**[THERMO ELECTRON CORPORATION]**

4　　　　　　　　　　　　　　　　**[OR]**

5　　　　　　　　　　　　　　　　**[APPLICABLE DESIGNATED BORROWER]**

6　　　　　　　　　　　　　　　　By: _____

7　　　　　　　　　　　　　　　　Name: _____

8　　　　　　　　　　　　　　　　Title: _____

Form of Note

## LOANS AND PAYMENTS WITH RESPECT THERETO

| Date | Type of Loan Made | Currency and Amount of Loan Made | End of Interest Period | Amount of Principal or Interest Paid This Date | Outstanding Principal Balance This Date | Notation Made By |
|------|------|------|------|------|------|------|
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |
| ———— | ———— | ———— | ———— | ———— | ———— | ———— |

C - 3

Form of Note

*EXHIBIT D*

## FORM OF COMPLIANCE CERTIFICATE

Financial Statement Date: _____,

To:     Bank of America, N.A., as Administrative Agent

Ladies and Gentlemen:

Reference is made to that certain Credit Agreement, dated as of August 29, 2006 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Agreement;" the terms defined therein being used herein as therein defined), among Thermo Electron Corporation, a Delaware corporation (the "Company"), the Designated Borrowers from time to time party thereto, the Lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, and Barclays Bank PLC, as L/C Issuer.

The undersigned Responsible Officer hereby certifies as of the date hereof that he/she is the _____ of the Company, and that, as such, he/she is authorized to execute and deliver this Certificate to the Administrative Agent on the behalf of the Company, and that:

*[Use following paragraph 1 for fiscal **year-end** financial statements]*

1.      Attached hereto as Schedule 1 are the year-end audited financial statements required by Section 6.01(a) of the Agreement for the fiscal year of the Company ended as of the above date, together with the report and opinion of an independent certified public accountant required by such section.

*[Use following paragraph 1 for fiscal **quarter-end** financial statements]*

1.      Attached hereto as Schedule 1 are the unaudited financial statements required by Section 6.01(b) of the Agreement for the fiscal quarter of the Company ended as of the above date.  Such financial statements fairly present the financial condition, results of operations and cash flows of the Company and its Subsidiaries in accordance with GAAP as at such date and for such period, subject only to normal year-end audit adjustments and the absence of footnotes; and

[select one:]
[to the best knowledge of the undersigned during such fiscal period, the Company performed and observed each covenant and condition of the Loan Documents applicable to it, and no Default exists.]

--or--
[the following covenants or conditions have not been performed or observed and the following is a list of each such Default and its nature and status:]

2.	The financial covenant analyses and information set forth on <u>Schedule 2</u> attached hereto are true and accurate on and as of the date of this Certificate.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of _____, _____.

**THERMO ELECTRON CORPORATION**

By: _____

Name: _____

Title: _____

Form of Compliance Certificate

For the Quarter/Year ended _____("Statement Date")

**SCHEDULE 2**
to the Compliance Certificate
($ in 000's)

**Consolidated EBITDA**
(in accordance with the definition of Consolidated EBITDA
as set forth in the Agreement)

| **Consolidated EBITDA** | Quarter Ended _____ | Quarter Ended _____ | Quarter Ended _____ | Quarter Ended _____ | Twelve Months Ended _____ |
|---|---|---|---|---|---|
| Consolidated Net Income | | | | | |
| + income tax expense | | | | | |
| + interest expense, amortization or writeoff of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with Indebtedness (including the Loans) | | | | | |
| + depreciation and amortization expense | | | | | |
| + amortization of intangibles and organization costs | | | | | |
| + any extraordinary, unusual or non-recurring non-cash expenses or losses (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, non-cash losses on sales of assets outside of the ordinary course of business) | | | | | |

D - 3

Form of Compliance Certificate

| | | | | | |
|---|---|---|---|---|---|
| + any extraordinary, unusual or non-recurring cash expenses or losses to the extent they do not exceed, in the aggregate, $75,000,000 during such period | | | | | |
| + stock-based compensation expense | | | | | |
| + cash charges related to the Merger, including related integration costs of the Company and its Subsidiaries, in an aggregate amount not to exceed $200,000,000 | | | | | |
| - interest income | | | | | |
| - any extraordinary, unusual or non-recurring non-cash income or gains (including, whether or not otherwise includable as a separate item in the statement of such Consolidated Net Income for such period, non-cash gains on the sales or assets outside of the ordinary course of business) | | | | | |
| - any extraordinary, unusual or non-recurring cash income or gains to the extent they exceed, in the aggregate, $75,000,000 during such period | | | | | |
| - income tax credits (to the extent not netted from income tax expense) | | | | | |
| = Consolidated EBITDA | | | | | |

1

Form of Compliance Certificate

**I.** **Section 7.06 – Consolidated Leverage Ratio.**

    A.    Indebtedness of the Company and its Subsidiaries at Statement Date:     $_____

    B.    Consolidated EBITDA for the four consecutive fiscal quarters ending on the Statement Date (above):     $_____

    C.    Consolidated Leverage Ratio (Line I.A ÷ Line I.B):     _____

    D.    Maximum Permitted Consolidated Leverage Ratio     3.0 to 1.0

Form of Compliance Certificate

2                        **ASSIGNMENT AND ASSUMPTION**

3           This Assignment and Assumption (this "<u>Assignment and Assumption</u>") is dated as of the
4    Effective Date set forth below and is entered into by and between [the][each][1] Assignor identified in
5    item 1 below ([the][each, an] "<u>Assignor</u>") and [the][each] Assignee identified in item 2 below
6    ([the][each, an] "<u>Assignee</u>").  [It is understood and agreed that the rights and obligations of [the
7    Assignors][the Assignees] hereunder are several and not joint.][2]  Capitalized terms used but not
8    defined herein shall have the meanings given to them in the Credit Agreement identified below (as
9    amended, restated, extended, supplemented or otherwise modified from time to time, the "<u>Credit</u>
10   <u>Agreement</u>"), receipt of a copy of which is hereby acknowledged by the Assignee.  The Standard
11   Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated
12   herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

13          For an agreed consideration, [the][each] Assignor hereby irrevocably sells and assigns to [the
14   Assignee][the respective Assignees], and [the][each] Assignee hereby irrevocably purchases and
15   assumes from [the Assignor][the respective Assignors], subject to and in accordance with the
16   Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the
17   Administrative Agent as contemplated below (i) all of [the Assignor's][the respective Assignors']
18   rights and obligations in [its capacity as a Lender][their respective capacities as Lenders] under the
19   Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent
20   related to the amount and percentage interest identified below of all of such outstanding rights and
21   obligations of [the Assignor][the respective Assignors] under the respective facilities identified
22   below (including, without limitation, the Letters of Credit and the Swing Line Loans included in such
23   facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes
24   of action and any other right of [the Assignor (in its capacity as a Lender)][the respective Assignors
25   (in their respective capacities as Lenders)] against any Person, whether known or unknown, arising
26   under or in connection with the Credit Agreement, any other documents or instruments delivered
27   pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of
28   the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory
29   claims and all other claims at law or in equity related to the rights and obligations sold and assigned
30   pursuant to clause (i) above (the rights and obligations sold and assigned by [the][any] Assignor to
31   [the][any] Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as
32   [the][an] "<u>Assigned Interest</u>").  Each such sale and assignment is without recourse to [the][any]
33   Assignor and, except as expressly provided in this Assignment and Assumption, without
34   representation or warranty by [the][any] Assignor.  Each such sale and assignment must be recorded
35   in the Register pursuant to Section 10.06(c) of the Credit Agreement for such sale and assignment to
36   be effective.

37   1.      <u>Assignor[s]</u>:    _____
              _____

---

[1] For bracketed language here and elsewhere in this form relating to the Assignor(s), if the assignment is from a single
Assignor, choose the first bracketed language.  If the assignment is from multiple Assignors, choose the second bracketed
language.

[2] Include bracketed language if there are either multiple Assignors or multiple Assignees.

2.   Assignee[s]: _____

_____

[for each Assignee, indicate [Affiliate][Approved Fund] of [*identify Lender*]]

3.   Borrower(s): _____

4.   Administrative Agent: Bank of America, N.A., as the administrative agent under the Credit Agreement

5.   Credit Agreement: Credit Agreement, dated as of August 29, 2006, among Thermo Electron Corporation, the Lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent, L/C Issuer, and Swing Line Lender and Barclays Bank PLC, as L/C Issuer.

6.   Assigned Interest[s]:

| Assignor[s][3] | Assignee[s][4] | Facility Assigned[5] | Aggregate Amount of Commitment for all Lenders[6] | Amount of Commitment Assigned | Percentage Assigned of Commitment[7] | CUSIP Number |
|---|---|---|---|---|---|---|
| | | _____ | $_____ | $_____ | _____% | |
| | | _____ | $_____ | $_____ | _____% | |
| | | _____ | $_____ | $_____ | _____% | |

[7.   Trade Date: _____][8]

Effective Date: _____, 20__ [TO BE INSERTED BY ADMINISTRATIVE AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

[Remainder of page intentionally left blank.]

---

[3] List each Assignor, as appropriate.

[4] List each Assignee, as appropriate.

[5] Fill in the appropriate terminology for the types of facilities under the Credit Agreement that are being assigned under this Assignment (e.g. "Revolving Credit Commitment", "Term Loan Commitment", etc.).

[6] Amounts in this column and in the column immediately to the right to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

[7] Set forth, to at least 9 decimals, as a percentage of the Commitment/Loans of all Lenders thereunder.

[8] To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

E - 2

Form of Assignment and Assumption

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR
[NAME OF ASSIGNOR]


By: _____
    Title:


ASSIGNEE
[NAME OF ASSIGNEE]


By: _____
    Title:

[Consented to and] Accepted:

BANK OF AMERICA, N.A., as
 Administrative Agent


By: _____
   Title:


[Consented to:]


By: _____
   Title:

Form of Assignment and Assumption

***ANNEX 1 TO ASSIGNMENT AND ASSUMPTION***

CREDIT AGREEMENT DATED AS OF AUGUST 29, 2006,
AMONG THERMO ELECTRON CORPORATION,
THE DESIGNATED BORROWERS FROM
TIME TO TIME PARTY THERETO, THE LENDERS FROM
TIME TO TIME PARTY THERETO, BANK OF AMERICA, N.A., AS
ADMINISTRATIVE AGENT, L/C ISSUER AND SWING LINE LENDER,
AND BARCLAYS BANK PLC AS L/C ISSUER.

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1. Assignor. [The][Each] Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of [the][[the relevant] Assigned Interest, (ii) [the][such] Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrowers, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2. Assignee. [The][Each] Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it meets all the requirements to be an assignee under Section 10.06(b)(iii), (v), (vi) and (vii) of the Credit Agreement (subject to such consents, if any, as may be required under Section 10.06(b)(iii) of the Credit Agreement), (iii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of [the][the relevant] Assigned Interest, shall have the obligations of a Lender thereunder, (iv) it is sophisticated with respect to decisions to acquire assets of the type represented by [the][such] Assigned Interest and either it, or the Person exercising discretion in making its decision to acquire [the][such] Assigned Interest, is experienced in acquiring assets of such type, (v) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 6.01 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase [the][such] Assigned Interest, (vi) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into


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this Assignment and Assumption and to purchase [the][such] Assigned Interest, and (vii) if it is a Foreign Lender, attached hereto is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by [the][such] Assignee; and (b) agrees that (i) it will, independently and without reliance upon the Administrative Agent, [the][any] Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.    <u>Payments</u>.  From and after the Effective Date, the Administrative Agent shall make all payments in respect of [the][each] Assigned Interest (including payments of principal, interest, fees and other amounts) to [the][the relevant] Assignor for amounts which have accrued to but excluding the Effective Date and to [the][the relevant] Assignee for amounts which have accrued from and after the Effective Date.

3.    <u>General Provisions</u>.  This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption.  This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.

Form of Assignment and Assumption

## COMPANY GUARANTY

This COMPANY GUARANTY ("Guaranty") is entered into as of August 29, 2006 by THERMO ELECTRON CORPORATION, a Delaware corporation (the "Company", or the "Guarantor") in favor of and for the benefit of BANK OF AMERICA, N.A., as agent for and representative of (in such capacity herein called the "Guarantied Party"), the financial institutions (the "Lenders") party to the Credit Agreement (as hereinafter defined; the terms defined therein and not otherwise defined herein being used herein as therein defined).

## R E C I T A L S

**WHEREAS,** the Company has entered into a Credit Agreement dated as of August 29, 2006 (as it may hereafter be amended, restated, amended and restated, supplemented or otherwise modified from time to time, being the "Credit Agreement") with the Lenders, the Guarantied Party, as Administrative Agent for the Lenders and as Swing Line Lender, Bank of America, N.A. and Barclays Bank PLC, as L/C Issuers, Banc of America Securities LLC and Barclays Capital, as Joint Lead Arrangers and Joint Book Managers, and Barclays Bank PLC, as Syndication Agent, pursuant to which Lenders have made certain commitments, subject to the terms and conditions set forth in the Credit Agreement, to extend certain credit facilities to the Company and the Foreign Subsidiaries of the Company that become Designated Borrowers from time to time in accordance with the terms of the Credit Agreement (each, a "Designated Borrower" and, collectively, the "Designated Borrowers");

**WHEREAS**, the Designated Borrowers may from time to time enter, or may from time to time have entered, into one or more Swap Contracts (each of such Swap Contracts being a "Lender Swap Contract" and, collectively, the "Lender Swap Contracts") with one or more Persons that are Lenders or Affiliates of Lenders at the time such Lender Swap Contracts are entered into (in such capacity, each of such Persons being a "Swap Counterparty" and, collectively, the "Swap Counterparties"), and it is desired that the obligations of the Designated Borrowers under the Lender Swap Contracts, including without limitation the obligation of any Designated Borrower to make payments thereunder in the event of early termination thereof, together with all obligations of the Designated Borrowers under the Credit Agreement and the other Loan Documents, be guarantied hereunder; and

**WHEREAS**, the Guarantied Party, the Lenders and each Swap Counterparty for which the Guarantied Party has received the notice required by Section 22 hereof are sometimes referred to herein as the "Beneficiaries";

**NOW THEREFORE**, for value received, the sufficiency of which is hereby acknowledged, and in consideration of any credit and/or financial accommodation heretofore or hereafter from time to time made or granted to the Designated Borrowers by the Beneficiaries and in consideration of any Lender Swap Contract entered into heretofore or hereafter by and among any Designated Borrower and any Swap Counterparty, the Guarantor hereby furnishes its guaranty of the Guarantied Obligations (as hereinafter defined) as follows:

**1.** **Guaranty.** In order to induce the Lenders to extend credit to the Company and in order to induce the Swap Counterparties to enter into the Lender Swap Contracts, the Guarantor hereby absolutely and unconditionally guarantees, as a guaranty of payment and performance and not merely as a guaranty of collection, prompt payment when due, whether at stated maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, of any and all existing and future Obligations of any Designated Borrower to the Beneficiaries and any and all existing and future obligations of any Designated Borrower under Lender Swap Contracts, in each case, now or hereafter made, incurred or created, whether absolute or contingent, liquidated or unliquidated, whether due or not due, and however arising under or in connection with the Credit Agreement, this Guaranty, the other Loan Documents (including those arising under successive borrowing transactions under the Credit Agreement and all renewals, extensions and modifications thereof and all costs, attorneys' fees and expenses incurred by the Beneficiaries in connection with the collection or enforcement thereof payable in accordance with, and to the extent provided in Section 10.04 of the Credit Agreement) and any Lender Swap Contract and whether recovery upon such indebtedness and liabilities may be or hereafter become unenforceable or shall be an allowed or disallowed claim under any proceeding or case commenced by or against the Guarantor or any Designated Borrower under any Debtor Relief Law, and including interest that accrues after the commencement by or against any Designated Borrower of any proceeding under any Debtor Relief Laws (collectively, the "Guarantied Obligations").  In furtherance of the foregoing and without limiting the generality thereof, the Guarantor agrees that the Guarantor's payment of a portion, but not all, of the Guarantied Obligations shall in no way limit, affect, modify or abridge the Guarantor's liability for any portion of the Guarantied Obligations that has not been paid.  The books and records of each Beneficiary showing the amount of the Guarantied Obligations shall be admissible in evidence in any action or proceeding, and shall be binding upon the Guarantor and conclusive for the purpose of establishing the amount of the Guarantied Obligations absent manifest error.  This Guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the Guarantied Obligations or any instrument or agreement evidencing any Guarantied Obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the Guarantied Obligations which might otherwise constitute a defense to the obligations of the Guarantor under this Guaranty, and the Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing.

2.    **No Setoff or Deductions; Taxes; Payments.**  The Guarantor represents and warrants that it is organized and resident in the United States of America.  The Guarantor shall make all payments hereunder without setoff or counterclaim and free and clear of and without deduction for any taxes, levies, imposts, duties, charges, fees, deductions, withholdings, compulsory loans, restrictions or conditions of any nature now or hereafter imposed or levied by any jurisdiction or any political subdivision thereof or taxing or other authority therein unless the Guarantor is compelled by law to make such deduction or withholding.  If any such obligation (other than one arising with respect to taxes based on or measured by the income or profits of any Beneficiary) is imposed upon the Guarantor with respect to any amount payable by it hereunder, the Guarantor will pay to each Beneficiary, on the date on which such amount is due and payable hereunder, such additional amount in U.S. dollars as shall be necessary to enable the such Beneficiary to receive the same net amount which such Beneficiary would have received on such due date had no such obligation been imposed upon the Guarantor.  The Guarantor will deliver promptly to each Beneficiary certificates or other valid vouchers for all taxes or other charges deducted from or paid with respect to payments made by the Guarantor hereunder.  The

obligations of the Guarantor under this section shall survive the payment in full of the Guarantied Obligations and termination of this Guaranty. At the applicable Beneficiary's option, all payments under this Guaranty shall be made in the United States. The obligations hereunder shall not be affected by any acts of any legislative body or governmental authority affecting any Designated Borrower, including but not limited to, any restrictions on the conversion of currency or repatriation or control of funds or any total or partial expropriation of any Designated Borrower's property, or by economic, political, regulatory or other events in the countries where any Designated Borrower is located.

3.    **Rights of Beneficiaries.**  The Guarantor consents and agrees that any Beneficiary may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof:  (a) amend, extend, renew, compromise, discharge, accelerate or otherwise change the time for payment or the terms of the Guarantied Obligations or any part thereof; (b) take, hold, exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any security for the payment of this Guaranty or any Guarantied Obligations; (c) apply such security and direct the order or manner of sale thereof as such Beneficiary in its reasonable discretion may determine; and (d) release or substitute one or more of any endorsers or other guarantors of any of the Guarantied Obligations. Without limiting the generality of the foregoing, the Guarantor consents to the taking of, or failure to take, any action which might in any manner or to any extent vary the risks of the Guarantor under this Guaranty or which, but for this provision, might operate as a discharge of the Guarantor.

4.    **Certain Waivers.**  The Guarantor waives (a) any defense arising by reason of any disability or other defense of any Designated Borrower or any other guarantor, or the cessation from any cause whatsoever (including any act or omission of any Beneficiary) of the liability of any Designated Borrower; (b) any defense based on any claim that the Guarantor's obligations exceed or are more burdensome than those of any Designated Borrower; (c) the benefit of any statute of limitations affecting the Guarantor's liability hereunder; (d) any right to require any Beneficiary to proceed against any Designated Borrower, proceed against or exhaust any security for the Indebtedness, or pursue any other remedy in such Beneficiary's power whatsoever; (e) any benefit of and any right to participate in any security now or hereafter held by any Beneficiary; and (f) to the fullest extent permitted by law, any and all other defenses or benefits that may be derived from or afforded by applicable law limiting the liability of or exonerating guarantors or sureties.

The Guarantor expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Guarantied Obligations, and all notices of acceptance of this Guaranty or of the existence, creation or incurrence of new or additional Guarantied Obligations.

5.    **Obligations Independent**.  The obligations of the Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Guarantied Obligations and the obligations of any other guarantor, and a separate action may be brought against the Guarantor to enforce this Guaranty whether or not any Designated Borrower or any other person or entity is joined as a party.

6.     **Subrogation.**  The Guarantor shall not exercise any right of subrogation, contribution, indemnity, reimbursement or similar rights with respect to any payments it makes under this Guaranty until all of the Guarantied Obligations and any amounts payable under this Guaranty have been indefeasibly paid and performed in full and any commitments of any Beneficiary or facilities provided by any Beneficiary with respect to the Guarantied Obligations are terminated.  If any amounts are paid to the Guarantor in violation of the foregoing limitation, then such amounts shall be held in trust for the benefit of each Beneficiary and shall forthwith be paid to each Beneficiary to reduce the amount of the Guarantied Obligations, whether matured or unmatured.

7.     **Termination; Reinstatement.**  This Guaranty is a continuing and irrevocable guaranty of all Guarantied Obligations now or hereafter existing and shall remain in full force and effect with respect to all Guarantied Obligations only until all Obligations under the Credit Agreement and the other Loan Documents and any other amounts payable under this Guaranty are indefeasibly paid in full in cash and any commitments of any Beneficiary or facilities provided by any Beneficiary with respect to the Obligations under the Credit Agreement are terminated whether or not any obligations of any Designated Borrower under any Lender Swap Contract remain outstanding.  Notwithstanding the foregoing, this Guaranty shall continue in full force and effect or be revived, as the case may be, if any payment by or on behalf of any Designated Borrower or the Guarantor is made, or any Beneficiary exercises its right of setoff, in respect of the Guarantied Obligations and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Beneficiary in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Laws or otherwise, all as if such payment had not been made or such setoff had not occurred and whether or not the Guarantied Party is in possession of or has released this Guaranty and regardless of any prior revocation, rescission, termination or reduction.

8.     **Subordination.**  The Guarantor hereby subordinates the payment of all obligations and indebtedness of the Designated Borrowers owing to the Guarantor (including any obligation or indebtedness of any Designated Borrower owing to the Guarantor as subrogee of any Beneficiary in respect of any Guarantied Obligations), whether now existing or hereafter arising and in each case resulting from the Guarantor's performance under this Guaranty, to the indefeasible payment in full in cash of all Guarantied Obligations.

9.     **Stay of Acceleration.**  In the event that acceleration of the time for payment of any of the Guarantied Obligations is stayed, in connection with any case commenced by or against the Guarantor or any Designated Borrower under any Debtor Relief Laws, or otherwise, all such amounts shall nonetheless be payable by the Guarantor immediately upon demand by the Guarantied Party.

10.     **Expenses**.  The Guarantor shall pay on demand all out-of-pocket expenses incurred by any Beneficiary (including Attorney Costs of any Beneficiary) in connection with the enforcement or protection of any Beneficiary's rights under this Guaranty or in respect of the Guarantied Obligations, including any incurred during any "workout" or restructuring in respect of the Guarantied Obligations and any incurred in the preservation, protection or enforcement of any rights of any Beneficiary in any proceeding under any Debtor Relief Laws.  The obligations

of the Guarantor under this section shall survive the payment in full of the Guarantied Obligations and termination of this Guaranty.

**11.** **Miscellaneous.** No provision of this Guaranty may be waived, amended, supplemented or modified, except by a written instrument executed by the Guarantied Party and the Guarantor. No failure by any Beneficiary to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy or power hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies herein provided are cumulative and not exclusive of any remedies provided by law or in equity. The unenforceability or invalidity of any provision of this Guaranty shall not affect the enforceability or validity of any other provision herein. Unless otherwise agreed by the Guarantied Party and the Guarantor in writing, this Guaranty is not intended to supersede or otherwise affect any other guaranty now or hereafter given by the Guarantor for the benefit of the Beneficiaries or any term or provision thereof.

**12.** **Condition of Designated Borrowers.** The Guarantor acknowledges and agrees that it has the sole responsibility for, and has adequate means of, obtaining from each Designated Borrower and any other guarantor such information concerning the financial condition, business and operations of such Designated Borrower and any such other guarantor as the Guarantor requires, and that the Beneficiaries have no duty, and the Guarantor is not relying on the Beneficiaries at any time, to disclose to the Guarantor any information relating to the business, operations or financial condition of any Designated Borrower or any other guarantor (the guarantor waiving any duty on the part of the Beneficiaries to disclose such information and any defense relating to the failure to provide the same).

**13.** **Setoff.** If and to the extent any payment is not made when due hereunder, any Beneficiary may setoff and charge from time to time any amount so due against any or all of the Guarantor's accounts or deposits with such Beneficiary.

**14.** **Representations and Warranties.** The Guarantor represents and warrants that (a) it is duly organized or formed, validly existing and, as applicable, in good standing under the laws of the jurisdiction of its incorporation or organization and has all requisite power and authority to execute, deliver and perform its obligations under this Guaranty, and all necessary authority has been obtained; (b) this Guaranty constitutes its legal, valid and binding obligation enforceable in accordance with its terms; (c) the making and performance of this Guaranty does not and will not violate in any material respect the provisions of any applicable law, regulation or order, and does not and will not result in the breach of, or constitute a default or require any consent under, any material agreement, instrument, or document to which it is a party or by which it or any of its property may be bound or affected; and (d) all requisite governmental licenses, authorizations, consents and approvals for the execution, delivery and performance of this Guaranty have been obtained or made and are in full force and effect; except in each case referred to in clause (a) or (c), to the extent that such failure to do so or such contravention, as the case may be, could not, in the aggregate, reasonably be expected to have a Material Adverse Effect.

**15.** **Indemnification and Survival.** Without limitation of its indemnification obligations under the other Loan Documents or under any Lender Swap Contract, the Guarantor agrees to indemnify and hold harmless the Guarantied Party and the other Indemnitees from and against (and will reimburse each Indemnitee as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including Attorney Costs and all fees and time charges and disbursements for attorneys who may be employees of any Indemnitee), in each case, arising out of or in connection with or by reason of (including in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) the execution or delivery of this Guaranty, any other Loan Document or any Lender Swap Contract or any agreement or instrument contemplated hereby and thereby or, in the case of the Guarantied Party and its Related Parties only, the administration of this Guaranty and the other Loan Documents except to the extent such claim, damage, loss, liability or expense is found to have resulted from such Indemnitees' gross negligence or willful misconduct. The Guarantor agrees that no Indemnitee shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Guarantor or its Subsidiaries or Affiliates or the Guarantor's respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined to have resulted from such Indemnitee's gross negligence, breach of contract or willful misconduct. Notwithstanding any other provision of this Guaranty, no Indemnitee shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems other than damages resulting from its gross negligence, breach of contract or willful misconduct. If legally permitted, any Indemnitee shall promptly notify the Guarantor in writing of any claim or action by a third party for which the Indemnitee plans to seek indemnification hereunder; provided that no failure or delay by any Indemnitee to so provide such notice shall relieve the Guarantor from any liability or obligation hereunder except to the extent of any prejudice, damage or liability caused by or arising out of such delay or failure. The Guarantor shall have the right to control the defense or settlement of any such claim or action and to select counsel with respect thereto, which counsel shall be subject to the approval of the Indemnitee (such approval not to be unreasonably withheld or delayed); provided, however, that the Guarantor shall not consent to any settlement or to the entry of any judgment with respect to such claim or action that does not include a complete release of the Indemnitee from all liability with respect thereto or which imposes any liability or obligation on the Indemnitee without the prior written consent of the Indemnitee. Notwithstanding the Guarantor's right to appoint counsel to represent the Indemnitee in an action, the Indemnitee shall have the right to employ separate counsel (including local counsel) if (i) the use of counsel chosen by the Guarantor to represent the Indemnitee would present such counsel with a conflict of interest or (ii) the Guarantor shall not have employed counsel satisfactory to the Indemnitee to represent the Indemnitee within a reasonable time after notice of the institution of such action. It is understood that the Guarantor shall not, in connection with any action or claim or related actions or claims, be liable for fees and expenses of more than one primary such separate counsel (and at least one local counsel in each affected jurisdiction to the extent reasonably necessary) for all of the Indemnitees. The obligations of the Guarantor under this section shall survive the payment in full of the Guarantied Obligations and termination of this Guaranty.

**16. GOVERNING LAW; ASSIGNMENT; JURISDICTION; NOTICES.** THIS GUARANTY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK.

This Guaranty shall (a) bind the Guarantor and its successors and assigns, provided that the Guarantor may not assign its rights or obligations under this Guaranty without the prior written consent of the Beneficiaries (and any attempted assignment without such consent shall be void), and (b) inure to the benefit of each Beneficiary and its successors and assigns and each Beneficiary may, without notice to the Guarantor and without affecting the Guarantor's obligations hereunder, assign, sell or grant participations in the Guarantied Obligations and this Guaranty, in whole or in part.

THE GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS GUARANTY SHALL AFFECT ANY RIGHT THAT ANY BENEFICIARY MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS GUARANTY AGAINST THE GUARANTOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

THE GUARANTOR IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY IN ANY COURT REFERRED TO IN THE IMMEDIATELY PRECEDING PARAGRAPH OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02 OF THE CREDIT AGREEMENT. NOTHING IN THIS GUARANTY WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

The Guarantor agrees that any Beneficiary may disclose to any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations of all or part of the Guarantied Obligations any and all information in such Beneficiary's possession concerning the Guarantor, this Guaranty and any security for this Guaranty. All notices and other communications to the Guarantor under this Guaranty shall be provided in the manner set forth for notices in Section 10.02 of the Credit Agreement.

**17.      WAIVER OF JURY TRIAL; FINAL AGREEMENT.** EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

THIS GUARANTY CONSTITUTES THE ENTIRE CONTRACT AMONG THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF AND SUPERSEDES ANY AND ALL PREVIOUS AGREEMENTS AND UNDERSTANDINGS, ORAL OR WRITTEN, RELATING TO THE SUBJECT MATTER HEREOF.

**18.      Foreign Currency.** If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due under this Guaranty in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the applicable Beneficiary could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of the Guarantor in respect of any such sum due from it to any Beneficiary under this Guaranty shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than that in which such sum is denominated in accordance with the applicable provisions of this Guaranty (the "Obligations Currency"), be discharged only to the extent that on the Business Day following receipt by any such Beneficiary of any sum adjudged to be so due in the Judgment Currency, such Beneficiary may in accordance with normal banking procedures purchase the Obligations Currency with the Judgment Currency. If the amount of the Obligations Currency so purchased is less than the sum originally due to such Beneficiary from the Guarantor in the Obligations Currency, the Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Beneficiary to whom such obligation was owing against such loss. If the amount of the Obligations Currency so purchased is greater than the sum originally due to such Beneficiary in such currency, such Beneficiary agrees to return the amount of any excess to the Guarantor.

**19.      Guarantied Party as Agent.** The Guarantied Party has been appointed to act as the Guarantied Party hereunder by Lenders. The Guarantied Party shall be obligated, and shall have the right hereunder, to make demands, to give notices, to exercise or refrain from exercising any rights, and to take or refrain from taking any action, solely in accordance with this Guaranty and the Credit Agreement; <u>provided</u> that the Guarantied Party shall exercise, or refrain from exercising, any remedies under or with respect to this Guaranty in accordance with the instructions of the Required Lenders or all Lenders, as the case may be, in accordance with the terms of the Credit Agreement.

The Guarantied Party shall at all times be the same Person that is the Administrative Agent under the Credit Agreement. Written notice of resignation by the Administrative Agent pursuant to Section 9.06 of the Credit Agreement shall also constitute notice of resignation as the Guarantied Party under this Guaranty; and appointment of a successor Administrative Agent (after resignation or removal) pursuant to Section 9.06 of the Credit Agreement shall also constitute appointment of a successor Guarantied Party under this Guaranty. Upon the acceptance of any appointment as the Administrative Agent under Section 9.06 of the Credit Agreement by a successor Administrative Agent, that successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Guarantied Party under this Guaranty, and the retiring or removed Guarantied Party under this Guaranty shall promptly (a) transfer to such successor Guarantied Party all sums held hereunder, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Guarantied Party under this Guaranty, and (b) take such other actions as may be necessary or appropriate in connection with the assignment to such successor Guarantied Party of the rights created hereunder, whereupon such retiring Guarantied Party shall be discharged from its duties and obligations under this Guaranty. After any retiring Guarantied Party's resignation hereunder as the Guarantied Party, the provisions of this Guaranty shall inure to its benefits as to any actions taken or omitted to be taken by it under this Guaranty while it was the Guarantied Party hereunder.

20. **Counterparts; Effectiveness.** This Guaranty may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original for all purposes; but all such counterparts together shall constitute but one and the same instrument. This Guaranty shall become effective as to the Guarantor upon the execution of a counterpart hereof by the Guarantor and receipt by the Guarantied Party of written or telephonic notification of such execution and authorization of delivery thereof.

21. **Application of Funds.** Except as expressly provided elsewhere in this Guaranty, all proceeds received by the Beneficiaries on account of the Guarantied Obligations from the Guarantor shall be applied to the payment of all Guarantied Obligations (for the ratable benefit of the holders thereof) and, as to Obligations arising under the Credit Agreement, as provided in Section 8.03 of the Credit Agreement.

22. **Notice of Lender Swap Contracts.** The Guarantied Party shall not be deemed to have any duty whatsoever with respect to any Swap Counterparty until it shall have received written notice in form and substance satisfactory to the Guarantied Party from the Designated Borrowers, the Guarantor or the applicable Swap Counterparty as to the existence and terms of the applicable Lender Swap Contracts.

**IN WITNESS WHEREOF**, the Guarantor and, solely for purposes of the waiver of the right to jury trial contained in Section 17 hereof, the Guarantied Party have caused this Guaranty to be duly executed and delivered by their respective officers thereunto duly authorized as of the date hereof.

**THERMO ELECTRON CORPORATION**, as Guarantor

By: _____

Name: Kenneth J. Apicerno

Title: Treasurer


Address: _____

_____


**BANK OF AMERICA, N.A.**, as Administrative Agent, as Guarantied Party

By: _____

Name: Kevin L. Ahart

Title:  Assistant Vice President

F-1

Form of Subsidiary Guaranty

## SUBSIDIARY GUARANTY

This SUBSIDIARY GUARANTY ("Guaranty") is entered into as of [_____ __], 20__ by FISHER SCIENTIFIC INTERNATIONAL, INC., a Delaware corporation (the "Guarantor" and, together with any additional Domestic Subsidiaries of the Company (as defined below) executing this Guaranty after the date hereof pursuant to Section 17 hereof, collectively, the "Guarantors"), in favor of and for the benefit of BANK OF AMERICA, N.A., as agent for and representative of (in such capacity herein called the "Guarantied Party"), the financial institutions (the "Lenders") party to the Credit Agreement (as hereinafter defined; the terms defined therein and not otherwise defined herein being used herein as therein defined).

### R E C I T A L S

WHEREAS, Thermo Electron Corporation, a Delaware corporation (the "Company"), has entered into a Credit Agreement dated as of August 29, 2006 (as it may hereafter be amended, restated, amended and restated, supplemented or otherwise modified from time to time, being the "Credit Agreement") with the Lenders, the Guarantied Party as Administrative Agent for the Lenders and as Swing Line Lender, Bank of America, N.A. and Barclays Bank PLC, as L/C Issuers, Banc of America Securities LLC and Barclays Capital, as Joint Lead Arrangers and Joint Book Managers, and Barclays Bank PLC, as Syndication Agent, pursuant to which Lenders have made certain commitments, subject to the terms and conditions set forth in the Credit Agreement, to extend certain credit facilities to the Company and the Foreign Subsidiaries of the Company that become Designated Borrowers from time to time in accordance with the terms of the Credit Agreement (with the Company, each a "Borrower" and, collectively, the "Borrowers");

WHEREAS, the Borrowers may from time to time enter, or may from time to time have entered, into one or more Swap Contracts (each of such Swap Contracts being a "Lender Swap Contract" and, collectively, the "Lender Swap Contracts") with one or more Persons that are Lenders or Affiliates of Lenders at the time such Lender Swap Contracts are entered into (in such capacity, each of such Persons being a "Swap Counterparty" and, collectively, the "Swap Counterparties"), and it is desired that the obligations of the Borrowers under the Lender Swap Contracts, including without limitation the obligation of any Borrower to make payments thereunder in the event of early termination thereof, together with all obligations of the Borrowers under the Credit Agreement and the other Loan Documents, be guarantied hereunder; and

WHEREAS, the Guarantied Party, the Lenders and each Swap Counterparty for which the Guarantied Party has received the notice required by Section 25 hereof are sometimes referred to herein as the "Beneficiaries";

NOW THEREFORE, for value received, the sufficiency of which is hereby acknowledged, and in consideration of any credit and/or financial accommodation heretofore or hereafter from time to time made or granted to the Borrowers by the Beneficiaries and in consideration of any Lender Swap Contract entered into heretofore or hereafter by and among any Borrower and any Swap Counterparty, each Guarantor hereby furnishes its guaranty of the Guarantied Obligations (as hereinafter defined) as follows:

1.     **Guaranty.**  (a) In order to induce the Lenders to extend credit to the Company and in order to induce the Swap Counterparties to enter into the Lender Swap Contracts, each Guarantor hereby absolutely and unconditionally guarantees, as a guaranty of payment and performance and not merely as a guaranty of collection, prompt payment when due, whether at stated maturity, by required prepayment, upon acceleration, demand or otherwise, and at all times thereafter, of any and all existing and future Obligations of any Borrower to the Beneficiaries and any and all existing and future obligations of any Borrower under Lender Swap Contracts, in each case, now or hereafter made, incurred or created, whether absolute or contingent, liquidated or unliquidated, whether due or not due, and however arising under or in connection with the Credit Agreement, this Guaranty, the other Loan Documents (including those arising under successive borrowing transactions under the Credit Agreement and all renewals, extensions and modifications thereof and all costs, attorneys' fees and expenses incurred by the Beneficiaries in connection with the collection or enforcement thereof payable in accordance with, and to the extent provided in Section 10.04 of the Credit Agreement) and any Lender Swap Contract and whether recovery upon such indebtedness and liabilities may be or hereafter become unenforceable or shall be an allowed or disallowed claim under any proceeding or case commenced by or against any Guarantor or any Borrower under any Debtor Relief Law, and including interest that accrues after the commencement by or against any Borrower of any proceeding under any Debtor Relief Laws (collectively, the "Guarantied Obligations").  In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees that any Guarantor's payment of a portion, but not all, of the Guarantied Obligations shall in no way limit, affect, modify or abridge any Guarantor's liability for any portion of the Guarantied Obligations that has not been paid.  The books and records of each Beneficiary showing the amount of the Guarantied Obligations shall be admissible in evidence in any action or proceeding, and shall be binding upon the Guarantors and conclusive for the purpose of establishing the amount of the Guarantied Obligations absent manifest error.  This Guaranty shall not be affected by the genuineness, validity, regularity or enforceability of the Guarantied Obligations or any instrument or agreement evidencing any Guarantied Obligations, or by the existence, validity, enforceability, perfection, non-perfection or extent of any collateral therefor, or by any fact or circumstance relating to the Guarantied Obligations which might otherwise constitute a defense to the obligations of each Guarantor under this Guaranty, and each Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to any or all of the foregoing.

(b)     Anything contained in this Guaranty to the contrary notwithstanding, the obligations of each Guarantor under this Guaranty, the other Loan Documents and any Lender Swap Contract shall be limited to a maximum aggregate amount equal to the largest amount that would not render its obligations hereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of the Bankruptcy Code or any applicable provisions of comparable state law (collectively, the "Fraudulent Transfer Laws"), in each case after giving effect to all other liabilities of such Guarantor, contingent or otherwise, that are relevant under the Fraudulent Transfer Laws (specifically excluding, however, any liabilities of such Guarantor (i) in respect of intercompany indebtedness to the Company or other Affiliates of the Company to the extent that such indebtedness would be discharged in an amount equal to the amount paid by such Guarantor hereunder and (ii) under any guaranty of subordinated Indebtedness which guaranty contains a limitation as to maximum amount similar to that set forth in this Section 1(b), pursuant to which the liability of such Guarantor hereunder is included in the liabilities taken into account in determining such maximum amount) and after giving effect as assets to the value (as determined under the applicable provisions of the Fraudulent Transfer Laws) of any rights to subrogation, reimbursement, indemnification or contribution of such Guarantor pursuant to applicable law or pursuant to the terms of any agreement.

(c)     The Guarantors desire to allocate among themselves, in a fair and equitable manner, their obligations arising under this Guaranty.  Accordingly, in the event any payment or distribution is made on any date by a Guarantor under this Guaranty, each such Guarantor shall be entitled to a contribution from each of the other Guarantors in the maximum amount permitted by law so as to maximize the aggregate amount of the Guarantied Obligations paid to the Beneficiaries.

**2.     Representations and Warranties.**  Each Guarantor makes, for the benefit of the Lenders under the Credit Agreement, each of the representations and warranties made in the Credit Agreement by the Company as to such Guarantor, its assets, financial condition, operations, organization, legal status, business and in the Loan Documents to which it is a party.

**3.     Covenants.**  Unless the Required Lenders or all Lenders, as the case may be, shall otherwise consent in writing in accordance with the terms of the Credit Agreement, each Guarantor agrees that, so long as any part of the Obligations under the Credit Agreement shall remain unpaid, any Letter of Credit shall be outstanding or any Lender shall have any Commitment, such Guarantor shall, and shall cause each of its Subsidiaries to, perform or observe all of the terms, covenants and agreements that the Loan Documents state that the Company is to cause such Guarantor and such Subsidiaries to perform or observe.

**4.     No Setoff or Deductions; Taxes; Payments.**  Each Guarantor represents and warrants that it is organized and resident in the United States of America.  Each Guarantor shall make all payments hereunder without setoff or counterclaim and free and clear of and without deduction for any taxes, levies, imposts, duties, charges, fees, deductions, withholdings, compulsory loans, restrictions or conditions of any nature now or hereafter imposed or levied by any jurisdiction or any political subdivision thereof or taxing or other authority therein unless such Guarantor is compelled by law to make such deduction or withholding.  If any such obligation (other than one arising with respect to taxes based on or measured by the income or profits of any Beneficiary) is imposed upon any Guarantor with respect to any amount payable by it hereunder, such Guarantor will pay to each Beneficiary, on the date on which such amount is due and payable hereunder, such additional amount in U.S. dollars as shall be necessary to enable the such Beneficiary to receive the same net amount which such Beneficiary would have received on such due date had no such obligation been imposed upon such Guarantor.  Each Guarantor will deliver promptly to each Beneficiary certificates or other valid vouchers for all taxes or other charges deducted from or paid with respect to payments made by such Guarantor hereunder.  The obligations of the Guarantors under this section shall survive the payment in full of the Guarantied Obligations and termination of this Guaranty.  At the applicable Beneficiary's option, all payments under this Guaranty shall be made in the United States.  The obligations hereunder shall not be affected by any acts of any legislative body or governmental authority affecting any Borrower, including but not limited to, any restrictions on the conversion of currency or repatriation or control of funds or any total or partial expropriation of any Borrower's property, or by economic, political, regulatory or other events in the countries where any Borrower is located.

5. **Rights of Beneficiaries.** Each Guarantor consents and agrees that any Beneficiary may, at any time and from time to time, without notice or demand, and without affecting the enforceability or continuing effectiveness hereof: (a) amend, extend, renew, compromise, discharge, accelerate or otherwise change the time for payment or the terms of the Guarantied Obligations or any part thereof; (b) take, hold, exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any security for the payment of this Guaranty or any Guarantied Obligations; (c) apply such security and direct the order or manner of sale thereof as such Beneficiary in its reasonable discretion may determine; and (d) release or substitute one or more of any endorsers or other guarantors of any of the Guarantied Obligations. Without limiting the generality of the foregoing, each Guarantor consents to the taking of, or failure to take, any action which might in any manner or to any extent vary the risks of such Guarantor under this Guaranty or which, but for this provision, might operate as a discharge of such Guarantor.

6. **Certain Waivers.** Each Guarantor waives (a) any defense arising by reason of any disability or other defense of any Borrower or any other guarantor, or the cessation from any cause whatsoever (including any act or omission of any Beneficiary) of the liability of any Borrower; (b) any defense based on any claim that such Guarantor's obligations exceed or are more burdensome than those of any Borrower; (c) the benefit of any statute of limitations affecting such Guarantor's liability hereunder; (d) any right to require any Beneficiary to proceed against any Borrower, proceed against or exhaust any security for the Indebtedness, or pursue any other remedy in such Beneficiary's power whatsoever; (e) any benefit of and any right to participate in any security now or hereafter held by any Beneficiary; and (f) to the fullest extent permitted by law, any and all other defenses or benefits that may be derived from or afforded by applicable law limiting the liability of or exonerating guarantors or sureties.

Each Guarantor expressly waives all setoffs and counterclaims and all presentments, demands for payment or performance, notices of nonpayment or nonperformance, protests, notices of protest, notices of dishonor and all other notices or demands of any kind or nature whatsoever with respect to the Guarantied Obligations, and all notices of acceptance of this Guaranty or of the existence, creation or incurrence of new or additional Guarantied Obligations.

7. **Obligations Independent**. The obligations of each Guarantor hereunder are those of primary obligor, and not merely as surety, and are independent of the Guarantied Obligations and the obligations of any other guarantor, and a separate action may be brought against any Guarantor to enforce this Guaranty whether or not any Borrower or any other person or entity is joined as a party.

8. **Subrogation.** No Guarantor shall exercise any right of subrogation, contribution, indemnity, reimbursement or similar rights with respect to any payments it makes under this Guaranty until all of the Guarantied Obligations and any amounts payable under this Guaranty have been indefeasibly paid and performed in full and any commitments of each Beneficiary or

facilities provided by each Beneficiary with respect to the Guarantied Obligations are terminated. If any amounts are paid to any Guarantor in violation of the foregoing limitation, then such amounts shall be held in trust for the benefit of each Beneficiary and shall forthwith be paid to each Beneficiary to reduce the amount of the Guarantied Obligations, whether matured or unmatured.

9. **Termination; Reinstatement.** This Guaranty is a continuing and irrevocable guaranty of all Guarantied Obligations now or hereafter existing and shall remain in full force and effect with respect to all Guarantied Obligations only until all Obligations under the Credit Agreement and the other Loan Documents and any other amounts payable under this Guaranty are indefeasibly paid in full in cash and any commitments of any Beneficiary or facilities provided by any Beneficiary with respect to the Obligations under the Credit Agreement are terminated whether or not any obligations of any Borrower under any Lender Swap Contract remain outstanding. Notwithstanding the foregoing, this Guaranty shall continue in full force and effect or be revived, as the case may be, if any payment by or on behalf of any Borrower or any Guarantor is made, or any Beneficiary exercises its right of setoff, in respect of the Guarantied Obligations and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by such Beneficiary in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Laws or otherwise, all as if such payment had not been made or such setoff had not occurred and whether or not the Guarantied Party is in possession of or has released this Guaranty and regardless of any prior revocation, rescission, termination or reduction.

10. **Subordination.** Each Guarantor hereby subordinates the payment of all obligations and indebtedness of the Borrowers owing to such Guarantor (including any obligation or indebtedness of any Borrower owing to such Guarantor as subrogee of any Beneficiary in respect of any Guarantied Obligations), whether now existing or hereafter arising and in each case resulting from any Guarantor's performance under this Guaranty, to the indefeasible payment in full in cash of all Guarantied Obligations.

11. **Stay of Acceleration.** In the event that acceleration of the time for payment of any of the Guarantied Obligations is stayed, in connection with any case commenced by or against any Guarantor or any Borrower under any Debtor Relief Laws, or otherwise, all such amounts shall nonetheless be payable by each Guarantor immediately upon demand by the Guarantied Party.

12. **Expenses**. Each Guarantor shall pay on demand all out-of-pocket expenses incurred by any Beneficiary (including Attorney Costs of any Beneficiary) in connection with the enforcement or protection of any Beneficiary's rights under this Guaranty or in respect of the Guarantied Obligations, including any incurred during any "workout" or restructuring in respect of the Guarantied Obligations and any incurred in the preservation, protection or enforcement of any rights of any Beneficiary in any proceeding under any Debtor Relief Laws. The obligations of each Guarantor under this section shall survive the payment in full of the Guarantied Obligations and termination of this Guaranty.

**13.     Miscellaneous.**  No provision of this Guaranty may be waived, amended, supplemented or modified, except by a written instrument executed by the Guarantied Party and each Guarantor.  No failure by any Beneficiary to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy or power hereunder preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  The remedies herein provided are cumulative and not exclusive of any remedies provided by law or in equity.  The unenforceability or invalidity of any provision of this Guaranty shall not affect the enforceability or validity of any other provision herein.  Unless otherwise agreed by the Guarantied Party and each Guarantor in writing, this Guaranty is not intended to supersede or otherwise affect any other guaranty now or hereafter given by such Guarantor for the benefit of the Beneficiaries or any term or provision thereof.

**14.     Condition of Borrowers.**  Each Guarantor acknowledges and agrees that it has the sole responsibility for, and has adequate means of, obtaining from each Borrower and any other guarantor such information concerning the financial condition, business and operations of such Borrower and any such other guarantor as such Guarantor requires, and that the Beneficiaries have no duty, and such Guarantor is not relying on the Beneficiaries at any time, to disclose to such Guarantor any information relating to the business, operations or financial condition of any Borrower or any other guarantor (the guarantor waiving any duty on the part of the Beneficiaries to disclose such information and any defense relating to the failure to provide the same).

**15.     Setoff.**  If and to the extent any payment is not made when due hereunder, any Beneficiary may setoff and charge from time to time any amount so due against any or all of each Guarantor's accounts or deposits with such Beneficiary.

**16.     Indemnification and Survival.**  Without limitation of its indemnification obligations under the other Loan Documents or under any Lender Swap Contract, each Guarantor agrees to indemnify and hold harmless the Guarantied Party and the other Indemnitees from and against (and will reimburse each Indemnitee as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including Attorney Costs and all fees and time charges and disbursements for attorneys who may be employees of any Indemnitee), in each case, arising out of or in connection with or by reason of (including in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) the execution or delivery of this Guaranty, any other Loan Document or any Lender Swap Contract or any agreement or instrument contemplated hereby and thereby or, in the case of the Guarantied Party and its Related Parties only, the administration of this Guaranty and the other Loan Documents except to the extent such claim, damage, loss, liability or expense is found to have resulted from such Indemnitees' gross negligence or willful misconduct.  Each Guarantor agrees that no Indemnitee shall have any liability (whether direct or indirect, in contract or tort or otherwise) to such Guarantor or its Subsidiaries or Affiliates or such Guarantor's respective equity holders or creditors arising out of, related to or in connection with any aspect of the transactions contemplated hereby, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined to have resulted from such Indemnitee's gross negligence, breach of contract or willful misconduct.  Notwithstanding any other provision of this Guaranty, no Indemnitee shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems other than damages resulting from its gross negligence, breach of contract or willful misconduct. If legally permitted, any Indemnitee shall promptly notify each Guarantor in writing of any claim or action by a third party for which the Indemnitee plans to seek indemnification hereunder; provided that no failure or delay by any Indemnitee to so provide such notice shall relieve any Guarantor from any liability or obligation hereunder except to the extent of any prejudice, damage or liability caused by or arising out of such delay or failure. Each Guarantor shall have the right to control the defense or settlement of any such claim or action and to select counsel with respect thereto, which counsel shall be subject to the approval of the Indemnitee (such approval not to be unreasonably withheld or delayed); provided, however, that no Guarantor shall consent to any settlement or to the entry of any judgment with respect to such claim or action that does not include a complete release of the Indemnitee from all liability with respect thereto or which imposes any liability or obligation on the Indemnitee without the prior written consent of the Indemnitee. Notwithstanding each Guarantor's right to appoint counsel to represent the Indemnitee in an action, the Indemnitee shall have the right to employ separate counsel (including local counsel) if (i) the use of counsel chosen by any Guarantor to represent the Indemnitee would present such counsel with a conflict of interest or (ii) no Guarantor shall have employed counsel satisfactory to the Indemnitee to represent the Indemnitee within a reasonable time after notice of the institution of such action. It is understood that no Guarantor shall, in connection with any action or claim or related actions or claims, be liable for fees and expenses of more than one primary such separate counsel (and at least one local counsel in each affected jurisdiction to the extent reasonably necessary) for all of the Indemnitees. The obligations of each Guarantor under this section shall survive the payment in full of the Guarantied Obligations and termination of this Guaranty.

17. **Additional Guarantors.** The initial Guarantors hereunder shall be such of the Subsidiaries of the Company as are signatories hereto on the date hereof. From time to time subsequent to the date hereof, other Subsidiaries of the Company may become parties hereto, as additional Guarantors (each an "Additional Guarantor"), by executing a counterpart of this Guaranty in substantially the form attached as Exhibit A. Upon delivery of any such counterpart to the Guarantied Party, notice of which is hereby waived by the Guarantors, each such Additional Guarantor shall be a Guarantor and shall be as fully a party hereto as if such Additional Guarantor were an original signatory hereof. Each Guarantor expressly agrees that its obligations arising hereunder shall not be affected or diminished by the addition or release of any other Guarantor hereunder. This Guaranty shall be fully effective as to any Guarantor that is or becomes a party hereto regardless of whether any other Person becomes or fails to become or ceases to be a Guarantor hereunder.

18. **Discharge of Guaranty Upon Sale of a Subsidiary Guarantor.** If all of the stock of any Guarantor or any of its successors in interest under this Guaranty shall be sold or otherwise disposed of (including by merger or consolidation) in a sale or other disposition to a Person (other than a Subsidiary or an Affiliate of the Company) not prohibited by the Credit Agreement or otherwise consented to by the Required Lenders in accordance with the terms of the Credit Agreement, such Guarantor or such successor in interest, as the case may be, may request the Guarantied Party to, and the Guarantied Party shall, execute and deliver documents or instruments necessary to evidence the release and discharge of this Guaranty as provided in Section 9.10 of the Credit Agreement.

**19.   GOVERNING LAW; ASSIGNMENT; JURISDICTION; NOTICES.** THIS GUARANTY SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF NEW YORK.

This Guaranty shall (a) bind each Guarantor and its successors and assigns, provided that no Guarantor may assign its rights or obligations under this Guaranty without the prior written consent of the Beneficiaries (and any attempted assignment without such consent shall be void), and (b) inure to the benefit of each Beneficiary and its successors and assigns and each Beneficiary may, without notice to any Guarantor and without affecting any Guarantor's obligations hereunder, assign, sell or grant participations in the Guarantied Obligations and this Guaranty, in whole or in part.

EACH GUARANTOR HEREBY IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE NONEXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING MAY BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT.  EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.  NOTHING IN THIS GUARANTY SHALL AFFECT ANY RIGHT THAT ANY BENEFICIARY MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS GUARANTY AGAINST ANY GUARANTOR OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

EACH GUARANTOR IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS GUARANTY IN ANY COURT REFERRED TO IN THE IMMEDIATELY PRECEDING PARAGRAPH OF THIS SECTION.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02 OF THE CREDIT AGREEMENT.  NOTHING IN THIS GUARANTY WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

Each Guarantor agrees that any Beneficiary may disclose to any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations of all or part of the Guarantied Obligations any and all information in such Beneficiary's possession concerning such Guarantor, this Guaranty and any security for this Guaranty. All notices and other communications to any Guarantor under this Guaranty shall be provided in the manner set forth for notices in Section 10.02 of the Credit Agreement.

20.     **WAIVER OF JURY TRIAL; FINAL AGREEMENT.** EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

THIS GUARANTY CONSTITUTES THE ENTIRE CONTRACT AMONG THE PARTIES RELATING TO THE SUBJECT MATTER HEREOF AND SUPERSEDES ANY AND ALL PREVIOUS AGREEMENTS AND UNDERSTANDINGS, ORAL OR WRITTEN, RELATING TO THE SUBJECT MATTER HEREOF.

21.     **Foreign Currency.** If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due under this Guaranty in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the applicable Beneficiary could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Guarantor in respect of any such sum due from it to any Beneficiary under this Guaranty shall, notwithstanding any judgment in a currency (the "Judgment Currency") other than that in which such sum is denominated in accordance with the applicable provisions of this Guaranty (the "Obligations Currency"), be discharged only to the extent that on the Business Day following receipt by any Beneficiary of any sum adjudged to be so due in the Judgment Currency, such Beneficiary may in accordance with normal banking procedures purchase the Obligations Currency with the Judgment Currency. If the amount of the Obligations Currency so purchased is less than the sum originally due to such Beneficiary from any Guarantor in the Obligations Currency, each such Guarantor agrees, as a separate obligation and notwithstanding any such judgment, to indemnify such Beneficiary to whom such obligation was owing against such loss. If the amount of the Obligations Currency so purchased is greater than the sum originally due to such Beneficiary in such currency, such Beneficiary agrees to return the amount of any excess to each such Guarantor.

22.     **Guarantied Party as Agent.** The Guarantied Party has been appointed to act as the Guarantied Party hereunder by Lenders. The Guarantied Party shall be obligated, and shall

have the right hereunder, to make demands, to give notices, to exercise or refrain from exercising any rights, and to take or refrain from taking any action, solely in accordance with this Guaranty and the Credit Agreement; provided that the Guarantied Party shall exercise, or refrain from exercising, any remedies under or with respect to this Guaranty in accordance with the instructions of the Required Lenders or all Lenders, as the case may be, in accordance with the terms of the Credit Agreement.

The Guarantied Party shall at all times be the same Person that is the Administrative Agent under the Credit Agreement. Written notice of resignation by the Administrative Agent pursuant to Section 9.06 of the Credit Agreement shall also constitute notice of resignation as the Guarantied Party under this Guaranty; and appointment of a successor Administrative Agent (after resignation or removal) pursuant to Section 9.06 of the Credit Agreement shall also constitute appointment of a successor Guarantied Party under this Guaranty. Upon the acceptance of any appointment as the Administrative Agent under Section 9.06 of the Credit Agreement by a successor Administrative Agent, that successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Guarantied Party under this Guaranty, and the retiring or removed Guarantied Party under this Guaranty shall promptly (a) transfer to such successor Guarantied Party all sums held hereunder, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Guarantied Party under this Guaranty, and (b) take such other actions as may be necessary or appropriate in connection with the assignment to such successor Guarantied Party of the rights created hereunder, whereupon such retiring Guarantied Party shall be discharged from its duties and obligations under this Guaranty. After any retiring Guarantied Party's resignation hereunder as the Guarantied Party, the provisions of this Guaranty shall inure to its benefits as to any actions taken or omitted to be taken by it under this Guaranty while it was the Guarantied Party hereunder.

**23.    Counterparts; Effectiveness.**  This Guaranty may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original for all purposes; but all such counterparts together shall constitute but one and the same instrument. This Guaranty shall become effective as to each Guarantor upon the execution of a counterpart hereof by such Guarantor (whether or not a counterpart hereof shall have been executed by any other Guarantor) and receipt by the Guarantied Party of written or telephonic notification of such execution and authorization of delivery thereof.

**24.    Application of Funds.**  Except as expressly provided elsewhere in this Guaranty, all proceeds received by the Beneficiaries on account of the Guarantied Obligations from any Guarantor shall be applied to the payment of all Guarantied Obligations (for the ratable benefit of the holders thereof) and, as to Obligations arising under the Credit Agreement, as provided in Section 8.03 of the Credit Agreement.

**25.    Notice of Lender Swap Contracts.**  The Guarantied Party shall not be deemed to have any duty whatsoever with respect to any Swap Counterparty until it shall have received written notice in form and substance satisfactory to the Guarantied Party from the Borrowers, the

Guarantor or the applicable Swap Counterparty as to the existence and terms of the applicable Lender Swap Contracts.

[Remainder of page intentionally left blank.]

**IN WITNESS WHEREOF**, the Guarantor and, solely for purposes of the waiver of the right to jury trial contained in <u>Section 20</u> hereof, the Guarantied Party have caused this Guaranty to be duly executed and delivered by their respective officers thereunto duly authorized as of the date hereof.


**FISHER SCIENTIFIC INTERNATIONAL INC.**, as a Guarantor

By: _____

Name: _____

Title: _____

Address: _____

_____

**BANK OF AMERICA, N.A.**, as Administrative Agent, as Guarantied Party

By: _____

Name: _____

Title: _____


**EXHIBIT A**

**[FORM OF] COUNTERPART FOR ADDITIONAL GUARANTORS**

This COUNTERPART (this "Counterpart"), dated _____, 20__, is delivered pursuant to Section 17 of the Guaranty referred to below. The undersigned hereby agrees that this Counterpart may be attached to the Guaranty, dated as of [_____ __], 200_ (as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "Guaranty"; capitalized terms used herein not otherwise defined herein shall have the meanings ascribed therein), among Fisher Scientific International Inc. and the other Guarantors named therein and Bank of America, N.A., as Administrative Agent for the Lenders, as Guarantied Party. The undersigned, by executing and delivering this Counterpart, hereby becomes an Additional Guarantor under the Guaranty in accordance with Section 17 thereof and agrees to be bound by all of the terms thereof.

**IN WITNESS WHEREOF**, the undersigned has caused this Counterpart to be duly executed and delivered by its officer thereunto duly authorized as of _____, 20__.


**[NAME OF ADDITIONAL GUARANTOR**], as a
Guarantor


By: _____


Name: _____


Title: _____


## FORM OF DESIGNATED BORROWER
## JOINDER AGREEMENT

Date:  _____, _____

To:     Bank of America, N.A., as Administrative Agent

Ladies and Gentlemen:

This Designated Borrower Joinder Agreement is made and delivered pursuant to Section 2.14 of that certain Credit Agreement, dated as of August 29, 2006 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "Credit Agreement"), among Thermo Electron Corporation, a Delaware corporation (the "Company"), the Designated Borrowers from time to time party thereto, the Lenders from time to time party thereto, and Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, and reference is made thereto for full particulars of the matters described therein.  All capitalized terms used in this Designated Borrower Joinder Agreement and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

Each of _____ (the "Designated Borrower") and the Company hereby confirms, represents and warrants to the Administrative Agent and the Lenders that the Designated Borrower is a Subsidiary of the Company.

The documents required to be delivered to the Administrative Agent under Section 2.14 of the Credit Agreement will be furnished to the Administrative Agent in accordance with the requirements of the Credit Agreement.

The true and correct unique identification number that has been issued to the Designated Borrower by its jurisdiction of organization and the name of such jurisdiction are set forth below:

| Identification Number | Jurisdiction of Organization |
| --- | --- |
|  |  |
|  |  |

The parties hereto hereby confirm that with effect from the date hereof, the Designated Borrower shall have obligations, duties and liabilities toward each of the other parties to the Credit Agreement identical to those which the Designated Borrower would have had if the Designated Borrower had been an original party to the Credit Agreement as a Borrower except that, in all cases, the Designated Borrower's obligation under the Credit Agreement shall be several and not joint.  The Designated Borrower confirms its acceptance of, and consents to, all representations and warranties, covenants, and other terms and provisions of the Credit Agreement (to the extent the same relate to a Subsidiary of the Company).

H-1

Form of Designated Borrower Joinder Agreement

The parties hereto hereby request that the Designated Borrower be entitled to receive Loans under the Credit Agreement, and understand, acknowledge and agree that neither the Designated Borrower nor the Company on its behalf shall have any right to request any Loans for its account unless and until the date five Business Days after the effective date designated by the Administrative Agent in a Designated Borrower Notice delivered to the Company and the Lenders pursuant to Section 2.14 of the Credit Agreement.

This Designated Borrower Joinder Agreement shall constitute a Loan Document under the Credit Agreement.

THIS DESIGNATED BORROWER JOINDER AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

*IN WITNESS WHEREOF*, the parties hereto have caused this Designated Borrower Joinder Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

**[DESIGNATED BORROWER]**

By: _____
Title: _____

**THERMO ELECTRON CORPORATION**

By: _____
Title: _____

H-2

Form of Designated Borrower Joinder Agreement

*EXHIBIT I*

**FORM OF DESIGNATED BORROWER NOTICE**

Date: _____, _____

To:    Thermo Electron Corporation

        The Lenders party to the Credit Agreement referred to below

        Ladies and Gentlemen:

        This Designated Borrower Notice is made and delivered pursuant to <u>Section 2.14</u> of that certain Credit Agreement, dated as of August 29, 2006 (as amended, restated, extended, supplemented or otherwise modified in writing from time to time, the "<u>Credit Agreement</u>"), among Thermo Electron Corporation, a Delaware corporation (the "<u>Company</u>"), the Designated Borrowers from time to time party thereto, the Lenders from time to time party thereto, Bank of America, N.A., as Administrative Agent, L/C Issuer and Swing Line Lender, and Barclays Bank PLC, as L/C Issuer, and reference is made thereto for full particulars of the matters described therein.  All capitalized terms used in this Designated Borrower Notice and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

        The Administrative Agent hereby notifies Company and the Lenders that effective as of the date hereof [_____] shall be a Designated Borrower and may receive Loans for its account on the terms and conditions set forth in the Credit Agreement.

        This Designated Borrower Notice shall constitute a Loan Document under the Credit Agreement.

                                    BANK OF AMERICA, N.A.,
                                    as Administrative Agent


                                    By: _____
                                    Title:_____

I-1

Form of Designated Borrower Notice

## MANDATORY COST FORMULAE

1. The Mandatory Cost (to the extent applicable) is an addition to the interest rate to compensate Lenders for the cost of compliance with:

the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions); or

the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Administrative Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Administrative Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum. The Administrative Agent will, at the request of the Company or any Lender, deliver to the Company or such Lender as the case may be, a statement setting forth the calculation of any Mandatory Cost.

3. The Additional Cost Rate for any Lender lending from a Lending Office in a Participating Member State will be the percentage notified by that Lender to the Administrative Agent. This percentage will be certified by such Lender in its notice to the Administrative Agent to be its reasonable determination of the cost (expressed as a percentage of such Lender's participation in all Loans made from such Lending Office) of complying with the minimum reserve requirements of the European Central Bank in respect of Loans made from that Lending Office.

4. The Additional Cost Rate for any Lender lending from a Lending Office in the United Kingdom will be calculated by the Administrative Agent as follows:

    (a)    in relation to any Loan in Sterling:

$$\frac{AB+C(B-D)+E \times 0.01}{100 - (A+C)} \text{ per cent per annum}$$

    (b)    in relation to any Loan in any currency other than Sterling:

$$\frac{E \times 0.01}{300} \text{ per cent per annum}$$

5. Where:

    "A"    is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

"B"    is the percentage rate of interest (excluding the Applicable Rate, the Mandatory Cost and any interest charged on overdue amounts pursuant to the first sentence of Section 2.08(b) and, in the case of interest (other than on overdue amounts) charged at the Default Rate, without counting any increase in interest rate effected by the charging of the Default Rate) payable for the relevant Interest Period of such Loan.

"C"    is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

"D"    is the percentage rate per annum payable by the Bank of England to the Administrative Agent on interest bearing Special Deposits.

"E"    is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Administrative Agent as being the average of the most recent rates of charge supplied by the Lenders to the Administrative Agent pursuant to paragraph 7 below and expressed in pounds per £1,000,000.

5.    For the purposes of this Schedule:

"Eligible Liabilities" and "Special Deposits" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

"Fees Rules" means the rules on periodic fees contain in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

"Fee Tariffs" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

"Tariff Base" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6.    In application of the above formulae, A, B, C and D will be included in the formulae as percentages (*i.e.* 5% will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

7.    If requested by the Administrative Agent or the Company, each Lender with a Lending Office in the United Kingdom or a Participating Member State shall, as soon as practicable after publication by the Financial Services Authority, supply to the

Administrative Agent and the Company, the rate of charge payable by such Lender to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by such Lender as being the average of the Fee Tariffs applicable to such Lender for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of such Lender.

8. Each Lender shall supply any information required by the Administrative Agent for the purpose of calculating its Additional Cost Rate.  In particular, but without limitation, each Lender shall supply the following information in writing on or prior to the date on which it becomes a Lender:

(a) the jurisdiction of the Lending Office out of which it is making available its participation in the relevant Loan; and

(b) any other information that the Administrative Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Administrative Agent in writing of any change to   the information provided by it pursuant to this paragraph.

9. The percentages of each Lender for the purpose of A and C above and the rates of charge of each Lender for the purpose of E above shall be determined by the Administrative Agent based upon the information supplied to it pursuant to paragraphs 7 and 8 above and on the assumption that, unless a Lender notifies the Administrative Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Lending Office in the same jurisdiction as its Lending Office.

10. The Administrative Agent shall have no liability to any Person if such determination results in an Additional Cost Rate which over- or under-compensates any Lender and shall be entitled to assume that the information provided by any Lender pursuant to paragraphs 3, 7 and 8 above is true and correct in all respects.

11. The Administrative Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender pursuant to paragraphs 3, 7 and 8 above.

12. Any determination by the Administrative Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all parties hereto.

13. The Administrative Agent may from time to time, after consultation with the Company and the Lenders, determine and notify to all parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which

1     replaces all or any of its functions) and any such determination shall, in the absence of
2     manifest error, be conclusive and binding on all parties hereto.

# COMMITMENTS
# AND APPLICABLE PERCENTAGES

| Lender | Commitment | Applicable Percentage |
|---|---|---|
| Bank of America, N.A. | $90,000,000 | 9.000000000% |
| Barclays Bank PLC | $90,000,000 | 9.000000000% |
| ABN-AMRO Bank NV | $80,000,000 | 8.000000000% |
| Deutsche Bank AG New York Branch | $80,000,000 | 8.000000000% |
| JPMorgan Chase Bank, N.A. | $80,000,000 | 8.000000000% |
| The Bank of Nova Scotia | $50,000,000 | 5.000000000% |
| Bank of Tokyo-Mitsubishi UFJ, Ltd. | $50,000,000 | 5.000000000% |
| BNP Paribas | $50,000,000 | 5.000000000% |
| Calyon New York Branch | $50,000,000 | 5.000000000% |
| HSBC Bank USA, National Association | $50,000,000 | 5.000000000% |
| KeyBank National Association | $50,000,000 | 5.000000000% |
| Sumitomo Mitsui Banking Corporation | $50,000,000 | 5.000000000% |
| Banca Intesa S.p.A. | $45,000,000 | 4.500000000% |
| Mizuho Corporate Bank (USA) | $45,000,000 | 4.500000000% |
| ING Capital LLC | $40,000,000 | 4.000000000% |
| William Street Commitment Corporation | $40,000,000 | 4.000000000% |
| Bank of China, New York Branch | $35,000,000 | 3.500000000% |
| Nordea Bank Finland PLC | $25,000,000 | 2.500000000% |
| Total | $1,000,000,000 | 100.000000000% |

**Schedule 2.03**

# Existing Letters of Credit

| BUSINESS | BOA REF # | LC BENEFICIARY | AMOUNT | ISSUE DATE | EXPIRATION | LC ISSUE BANK |
|---|---|---|---|---|---|---|
| THERMO ELEMENTAL INC. | 64045669 | STANDARD CHARTERED BANK | $6,290.40 | 11-Mar-05 | 30-Sep-06 | FLEET |
| THERMO ELEMENTAL INC. | 64045605 | STANDARD CHARTERED BANK | $12,580.80 | 22-Jul-04 | 30-Sep-06 | FLEET |
| THERMO ELEMENTAL INC. | 64045689 | STANDARD CHARTERED BANK | $5,860.00 | 17-Nov-05 | 11-Jan-07 | BOA |
| THERMO ELEMENTAL INC. | 64045685 | STANDARD CHARTERED BANK | $6,604.00 | 9-Sep-05 | 8-Feb-07 | BOA |
| THERMO ELEMENTAL INC. | 64045682 | MINERA SPENCE S.A. / SPENCE PROJECT | $21,286.70 | 1-Aug-05 | 6-Oct-07 | BOA |
| THERMO FINNIGAN LLC | 1344791 | BANK OF CHINA | $8,990.00 | 4-Nov-03 | 30-Jan-07 | FLEET |
| THERMO ELECTRON SCIENTIFIC INSTRUMENTS | 1344756 | NATIONAL BANK OF EGYPT | $22,622.50 | 4-Jun-03 | 28-Oct-06 | FLEET |
| THERMO ELECTRON SCIENTIFIC INSTRUMENTS | 64045614 | STANDARD CHARTERED BANK | $16,360.00 | 21-Apr-04 | 30-Oct-06 | FLEET |
| THERMO ELECTRON SCIENTIFIC INSTRUMENTS | 64045688 | STATE BANK OF INDIA | $19,700.00 | 24-Oct-05 | 30-Dec-06 | BOA |
| THERMO ELECTRON SCIENTIFIC INSTRUMENTS | 64045670 | STATE BANK OF INDIA | $6,270.00 | 28-Mar-05 | 4-Feb-07 | FLEET |
| THERMO ELECTRON SCIENTIFIC INSTRUMENTS | 64421005 | STATE BANK OF INDIA | $2,950.00 | 10-Feb-06 | 17-May-07 | BOA |
| THERMO ELECTRON SCIENTIFIC INSTRUMENTS | 64421006 | STATE BANK OF INDIA | $18,050.00 | 16-Feb-06 | 17-Jun-07 | BOA |
| THERMO ELECTRON SCIENTIFIC INSTRUMENTS | 64421020 | WOORI BANK, KOREA | $6,525.00 | 30-Jun-06 | 30-Sep-07 | BOA |
| THERMO ELECTRON SCIENTIFIC INSTRUMENTS | 64045616 | CANARA BANK | $15,874.60 | 24-Apr-04 | 30-Jan-08 | FLEET |
| THERMO FORMA | 64072213 | Sanyo Sales & Marketing | $250,939.00 | 12-Jul-06 | 10-Sep-06 | BOA |
| THERMO ELECTRON LABORATORY EQUIPMENT LLC | 64421008 | Bank of China | $4,923.60 | 9-Jun-06 | 12-Jun-07 | BOA |
| KENDRO LABORATORY | 64421003 | SHANGHAI AN XING SCIENTIFIC INSTRUMENTS & MATERIALS IMPORT | $4,200.00 | 26-Jan-06 | 16-Jul-07 | BOA |
| THERMO LABSYSTEMS INC. | 64421013 | AGL Investments No.2 Limited Partnership | $110,000.00 | 6-Jun-06 | 31-Jul-08 | BOA |
| THERMO EBERLINE CORPORATION | 50103038 | NEW MEXICO ENVIRONMENT | $750,000.00 | 24-Sep-98 | 9-Oct-07 | FLEET |
| THERMO ENVIRONMENTAL INSTRUMENTS | 64045656 | INDIAN OVERSEAS BANK | $8,466.02 | 8-Feb-05 | 30-Apr-07 | FLEET |
| THERMO ENVIRONMENTAL INSTRUMENTS | 64045658 | INDIAN OVERSEAS BANK | $19,243.96 | 8-Feb-05 | 30-Apr-07 | FLEET |
| THERMO ENVIRONMENTAL INSTRUMENTS | 64421021 | State Bank of India | $240,118.00 | 15-Aug-06 | 22-Mar-07 | BOA |
| THERMO GAMMA-METRICS LLC | 64421009 | Bank of China | $50,000.00 | 10-Mar-06 | 30-Aug-06 | BOA |
| THERMO GAMMA-METRICS | 64045645 | IHI, INC. (NEW YORK) | $65,800.00 | 12-Nov-04 | 14-Sep-06 | FLEET |
| THERMO GAMMA-METRICS | 1344751 | CITIBANK N.A. ALGERIA | $68,000.00 | 21-May-03 | 30-Sep-06 | FLEET |
| THERMO GAMMA-METRICS LLC | 64045686 | BANCO BRADESCO S.A. (BRAZIL) | $24,970.00 | 29-Sep-05 | 31-Oct-06 | BOA |
| THERMO GAMMA-METRICS LLC | 64421010 | Agricultural Bank of China Shenzhen Branch | $40,000.00 | 6-Apr-06 | 30-Dec-06 | BOA |
| THERMO GAMMA-METRICS | 1432809 | KOREA EXCHANGE BANK | $266,200.00 | 21-Nov-03 | 31-Dec-06 | FLEET |
| THERMO GAMMA-METRICS | 1432818 | KOREA EXCHANGE BANK | $266,200.00 | 17-Dec-03 | 31-Dec-06 | FLEET |
| THERMO GAMMA-METRICS | 1432817 | KOREA EXCHANGE BANK | $266,200.00 | 17-Dec-03 | 31-Dec-06 | FLEET |
| THERMO GAMMA-METRICS | 1432811 | KOREA EXCHANGE BANK | $266,200.00 | 21-Nov-03 | 31-Dec-06 | FLEET |
| THERMO GAMMA-METRICS LLC | 64045680 | CALYON BANK EGYPT S.A. | $39,750.02 | 29-Jul-05 | 31-Mar-07 | BOA |
| THERMO GAMMA-METRICS | 64421007 | KOREA HYDRO & NUCLEAR POWER CO | $22,464.00 | 17-Feb-06 | 30-Jul-07 | BOA |
| THERMO GAMMA-METRICS LLC | 64421017 | KOREA EXCHANGE BANK | $266,200.00 | 27-Jun-06 | 30-Oct-08 | BOA |
| THERMO GAMMA-METRICS LLC | 64421019 | KOREA EXCHANGE BANK | $266,200.00 | 27-Jun-06 | 30-Jun-09 | BOA |
| THERMO FLOW SYSTEMS | 1432832 | JOINT VENTURE ABB LUMMAS | $4,029.90 | 2-Mar-04 | 31-Dec-06 | FLEET |
| THERMO MEASURETECH (TN TECHNOLOGIES) | 1251298 | TEXAS DEPARTMENT OF HEALTH | $85,000.00 | 29-Jan-01 | 29-Jan-07 | FLEET |
| THERMO MEASURETECH (TN TECHNOLOGIES) | 64045649 | STATE BANK OF INDIA | $43,092.90 | 10-Dec-04 | 30-Apr-08 | FLEET |
| THERMO PROCESS INSTRUMENTS LP | 64421001 | BANK OF CHINA | $22,860.00 | 16-Dec-05 | 30-Jun-08 | BOA |
| THERMO MEASURETECH (TN TECHNOLOGIES) | 64045664 | STATE BANK OF INDIA | $2,997.20 | 7-Mar-05 | 25-Aug-08 | FLEET |
| THERMO RAMSEY INC. | 64421012 | SQM NITRATOS | $818.10 | 23-May-06 | 30-Sep-06 | BOA |
| THERMO RAMSEY INC. | 64421014 | CARBONES DEL CERREJON LLC | $101,260.14 | 1-Jun-06 | 30-Sep-06 | BOA |
| THERMO RAMSEY INC. | 64045650 | MAN TAKRAF, INC. | $1,520.00 | 8-Dec-04 | 30-Oct-06 | FLEET |
| THERMO RAMSEY INC. | 64045668 | NIPPON CONVEYOR | $5,268.40 | 18-Mar-05 | 30-Oct-06 | FLEET |
| THERMO RAMSEY INC. | 64045676 | CORPORACION NACIONAL DE COBRE/ DIVISION CODELCO NORTE | $28,928.10 | 15-Jun-05 | 30-Jan-07 | FLEET |
| THERMO RAMSEY INC. | 64045693 | Fluor Daniel Sucursal Del Peru | $2,191.80 | 14-Dec-05 | 31-Jul-07 | BOA |
| THERMO RAMSEY INC. | 64421011 | Southern Peru Copper Corporation | $88,300.00 | 23-May-06 | 31-Oct-07 | BOA |
| Thermo Keytek | 64045692 | Public Procurement Service, Korea | $43,400.00 | 12/9/2005 | 4/1/2008 | BOA |
| THERMO ELECTRON CORPORATION | 1287116 | ADP, INC | $1,900,000.00 | 18-Sep-01 | 18-Sep-07 | FLEET |
| THERMO ELECTRON CORPORATION | 50003844 | TRAVELERS INDEMNITY COMPANY | $2,159,000.00 | 12-May-86 | 30-Jun-07 | FLEET |
| THERMO ELECTRON CORPORATION | 64045674 | SPX CORPORATION | $156,293.00 | | 30-Apr-08 | BOA |
| COLEMAN RESEARCH | 50103079 | ABU DHABI INT'L BANK | $40,000.00 | 4-Dec-98 | 30-Dec-06 | FLEET |
| COLEMAN RESEARCH | 50102508 | ABU DHABI INT'L BANK | $56,648.00 | 10-Feb-97 | 7-Feb-07 | FLEET |
| THERMO ELECTRON CORPORATION (PEEK TRAFFIC DENMARK) | 1249283 | DANSKE BANK | $208,479.41 | 22-Dec-00 | 31-Dec-06 | FLEET |
| THERMO POWER CORPORATION (PEEK TRAFFIC THAILAND) | 50102969 | HONG KONG SHANGHAI BANK | $3,012,684.84 | 5-Aug-98 | 5-Aug-07 | FLEET |
| | | | $11,428,810.39 | | | |

### Eligible Foreign Subsidiary Jurisdictions

Australia
Canada
Denmark
England
Finland
France
Germany
Japan
Luxembourg
Netherlands
Sweden
Switzerland

## <u>Litigation</u>

The litigation described in the first paragraph of Item 12 of the Notes to Consolidated Financial Statements included in Thermo Electron Corporation's Quarterly Report on Form 10-Q for the quarter ended July 1, 2006.

## <u>Environmental Matters</u>

None.

## Existing Liens at the Closing Date

A.     Mortgages

Liens with respect to the Thermo Ramsey, Inc. facility located at 501-90<sup>th</sup> Avenue, N.W., Coon Rapids (Minneapolis), Minnesota, arising pursuant to that certain Mortgage by and between Thermo Electron Corporation and Life Insurance Company of the Southwest (c/o National Life Investment Management Company, Inc.), dated as of June 12, 2000, and an assignment of leases and rents from such facility pursuant to that certain Absolute Assignment of Leases and Rents by and between Thermo Electron Corporation and Life Insurance Company of the Southwest (c/o National Life Investment Management Company, Inc.), dated as of June 12, 2000.

B.     UCC Liens

Liens against Thermo Electron Corporation and its Subsidiaries arising in connection with existing capital lease, operating lease, conditional sale and deferred purchase price obligations of the type described in Schedule 7.02(b).

**Existing Indebtedness at the Closing Date**

A.    Credit Arrangements

a. *Revolving Credit Arrangements*

Existing and/or future indebtedness for borrowed money and other credit arrangements under the short-term (bilateral) credit arrangements by the banks listed below for the utilization of the borrowers listed below up to the aggregate credit limit amount per facility listed below:

| **Banks** | **Borrowers** | **Credit Limit Amounts** |
| --- | --- | --- |
| Barclays Bank PLC (UK) | Designated Subsidiaries | US$150,000,000 |
| ABN AMRO Bank (various branches) | Designated Majority-Owned Subsidiaries or Affiliates | US$30,000,000 EUR16,880,000 |
| Royal Bank of Canada (Canada) | Designated Subsidiaries | CAD16,800,000 |
| Commerzbank (Germany) | Designated Subsidiaries | EUR20,500,000 |
| Nordea Bank Finland PLC Nordea Bank Sverige AB Nordea Bank Danmark A/S | Designated Subsidiaries | EUR15,000,000 (same facility as above) |
| Nordea Bank Norge ASA | | NOK2,100,000 |
| Australia & New Zealand Banking Group Ltd. (Australia) | Designated Subsidiaries | AUD6,900,000 |
| Banca Popolare de Milano (Italy) | Jouan Italia Srl Thermo Electron SpA | EUR300,000 EUR1,500,000 |
| Banco Bilbao Vizcaya (Spain) | Thermo Finnigan S.A. | EUR2,000,000 |
| Banco di Brescia (Italy) | Jouan Italia Srl | EUR612,000 |
| Bank of Tokyo-Mitsubishi UFJ, Ltd. (Japan) | Thermo Electron K.K. | JPY2,800,000,000 |
| (Hong Kong) | Thermo Life Sciences (HK) Ltd. | HKD1,000,000 |
| (China) | Designated Subsidiaries | USD30,000,000 |
| Banca Intesa (Italy) | Designated Subsidiaries | EUR8,190,000 |
| Bank of America  (US) | Designated Subsidiaries | US$30,000,000 |
| Creditanstalt/Bank Austria (Austria) | Thermo Electron Austria Wiss. Ger. GmbH | EUR1,460,000 |

| | | |
|---|---|---|
| Deutsche Bank (Italy) | Jouan Italia Srl | EUR175,000 |
| Erste Bank (Austria) | Thermo Electron Austria Wiss. Ger. GmbH | EUR900,000 |
| HSBC (Singapore) | Thermo Informatics | SGD100,000 |
| NED Bank (South Africa) | Thermo Electron Corporation (Pty) Ltd. | ZAR9,500,000 |
| Credit Suisse (Switzerland) | Thermo Electron S.A. | CHF5,000,000 |
| UBS (Switzerland) | Thermo Electron S.A. | CHF10,000,000 |
| Banca Nazionale del Lavoro (Italy) | Thermo Ramsey Italia S.p.A. | EUR289,000 |
| | Jouan Italia Srl | EUR175,000 |
| Banco del Monte Parma (Italy) | Thermo Ramsey Italia S.p.A. | EUR775,000 |
| BHF Bank (Germany) | Thermo Electron LED GmbH | EUR2,000,000 |

b. *Other Credit Arrangements*

Five Year Credit Agreement, dated as of June 30, 2005, among Thermo Luxembourg Holding S.A.R.L., Thermo Finance Company B.V., and the additional borrowers party thereto, Thermo Electron Corporation, as guarantor, Bank of Tokyo-Mitsubishi Trust Company, as syndication agent, Barclays Bank Plc and JPMorgan Chase Bank, N.A., as co-documentation agents, ABN AMRO Bank N.V., as administrative agent and sole bookrunner, and the several lenders from time to time parties thereto.

B.      Obligations for the Deferred Purchase Price of Property or Services

Indebtedness arising pursuant to any existing operating leases with respect to company cars, phones, office equipment, office furniture and other similar items that are deemed to be deferred purchase price or other similar arrangements.

C.      Notes, Bonds and Debentures

a. *Debentures and Similar Instruments*

None.

b. *Long-Term Notes Payable*

|  | **Balance as of 28 July 2006** | **Lender** |
|---|---|---|
|  | ($000) |  |
| Thermo Electron Oy |  |  |
| Current | $43 | Tekes |
| Long-Term | $128 |  |
|  |  |  |
| Jouan SAS |  |  |
| Current | $72 | BNP |
| Long-Term | 0 |  |

c. *Short-Term Notes Payable*

Indebtedness arising pursuant to any existing revolving credit arrangement as set forth in Section A above.

D.   Indebtedness Created or Arising Under Conditional Sale or Other Title Retention Agreement for Acquired Property

Indebtedness arising pursuant to any existing operating leases with respect to company cars, phones, office equipment, office furniture and other similar items that may be deemed to be conditional sale or other similar obligations.

E.   Capital Lease Obligations

|  | **Balance as of 28 July 2006** | **Lender** |
|---|---|---|
| 1. Jouan SAS |  |  |
| Current | $94 | SOGEFIMUR |
| Long-term | $727 | (sub of Societe Generale) |
|  |  |  |
| 2. Jouan Industries SAS |  |  |
| Current | $894 |  |
| Long-term | $5,920 | BNP/Societe Generale |
|  |  |  |
| 3. Jouan Robotics SAS |  |  |
| Current | $30 | SDR (Societe |
| Long-term | $40 | Development Regional) |

4. Indebtedness arising pursuant to any existing operating leases with respect to company cars, phones, office equipment, office furniture and other similar items that may be deemed to be capital lease or other similar obligations.

F.  Obligations, Contingent or Otherwise, as an Account Party or Applicant Under or In Respect of Banker's Acceptances

    None.

G.  Reimbursement Obligations in respect of Drawings or Payments made under Letters of Credit, Surety or Performance Bonds or Similar Arrangements that are not Satisfied within Three Business Days following the Date of Receipt of Notice of such Drawing or Payment

    None.

H.  Liquidation Value of Mandatorily Redeemable Preferred Capital Stock

    None.

I.  Guarantees in respect of Obligations Described in (A) through (F) and (H)

    Separate pooling arrangements in each of the United Kingdom, The Netherlands and Sweden pursuant to which the banks under the revolving credit arrangements described in Section A above have a right of set-off against the accounts of all subsidiaries of Thermo Electron Corporation party to the pooling arrangements in such jurisdictions for amounts owing under the revolving credit arrangements to such banks.

J.  Obligations in (A) through (I) above Secured by any Lien on Property

    See Schedule 7.01(b).

## Dispositions

MAT Ltd. product line